Exhibit (1)

Description of
The Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE
This document is The Republic of Italy's Annual Report on Form 18-K ("Annual Report") under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2021. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
FORWARD-LOOKING STATEMENTS
As required by Form 18-K, The Republic of Italy's most recent budget is filed as an exhibit to this Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to this Annual Report. This Annual Report, any amendments hereto and exhibits hereto contain or may contain budgetary papers or other forward-looking statements that are not historical facts, including statements about the Italian Government's beliefs and expectations for the forthcoming budget period. Forward-looking statements are contained principally in the sections titled "The Italian Economy", "Monetary System" and "Public Finance." Forward-looking statements can generally be identified by the use of terms such as "will", "may", "could", "should", "would", "expect", "intend", "estimate", "anticipate", "believe", "continue", "project", "aim" or other similar terms. These forward-looking statements include, but are not limited to, statements relating to:
•	Italy's goals and strategies;
•	potential changes to Italy's legal and regulatory frameworks at the national, regional or municipal level, as well as changes to the European Union's legal, regulatory, and banking frameworks;
•	the expected timing of proposed legislation and Italy's ability to effectively implement such legislation;
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the aims of certain legal, regulatory, and economic measures, and the impact of such measures on Italy's political and macroeconomic results and outlook, including with respect to projected government spending, economic growth, national, regional, municipal or local taxation levels, and deficit reductions;

•	expected or potential improvements to Italy's banking system and corporate governance regulations;
•	forecasts in respect of Italy's economy, including GDP growth, debt-to-GDP ratios and pension expenditures, as well as Italy's implementation of the related government-designed policies;
•	Italy's public finance objectives, macroeconomic and finance indicators forecasts, and the potential financial impact of the 2021 National Reform Programme;
•	Italy's ability to reduce its net borrowing, net structural borrowings, primary balances and public debts, and the expected timing of such reductions;
•	potential or expected improvements in Italy's capital position and capital ratios;

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•	Italy's ability to increase its revenues through its proposed privatization program, and the expected timing thereof;
•	certain terms of bonds which may be potentially issued by The Republic of Italy;
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Italy's inclusion in the European Financial Stability Facility and the European Stability Mechanism, The Republic of Italy's maximum commitment to such programs, and the expected timing of financings to any requesting countries; and

•	the availability of funding for European Union members from the European Central Bank, including through its asset-backed securities, covered bonds and euro-denominated securities purchase programs.
Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets or other forward-looking statements. Therefore, those forward-looking statements are not a guarantee of performance and you should not rely on the information in those budgetary papers or forward-looking statements. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers or forward-looking statements, you should consider only the most current information included in this Annual Report, any amendments hereto and exhibits hereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Annual Report.
There are important factors that could cause actual outcomes to differ materially from those expressed or implied in the forward-looking statements. These factors include, but are not limited to:
•	External factors, such as:
•	interest rates in financial markets outside Italy;
•	present and future exchange rates of the Euro;
•	the impact of changes in the credit rating of Italy;
•	the impact of changes in the international prices of commodities; and
•	the international economy, and in particular the rates of growth (or contraction) of Italy's major trading partners, including the United States.
•	Internal factors, such as:
•	general economic and business conditions in Italy;
•	the level of public debt, domestic inflation and domestic consumption;
•	the ability of Italy to effect key economic reforms;
•	increases or decreases in Italy's labor force participation and productivity;
•	the level of budget deficit and investments;
•	the strength of the banking sector;

•	the level of inventories; and
•	the level of foreign direct and portfolio investment.

TABLE OF CONTENTS
Summary Information	x

REPUBLIC OF ITALY	1

Area and Population	1

Coronavirus Pandemic	3

Government and Political Parties	6

The European Union	8

Membership of International Organizations	11

THE ITALIAN ECONOMY	12

General	12

Key Measures related to the Italian Economy	14

Gross Domestic Product	22

Principal Sectors of the Economy	24

Role of the Government in the Economy	25

Employment and Labor	29

Prices and Wages	31

Social Welfare System	32

MONETARY SYSTEM	34

Monetary Policy	34

Exchange Rate Policy	37

Banking Regulation	37

Risk-Based Capital Requirements and Solvency Ratios	41

Equity Participations by Banks	42

Measures to assess the condition of Italian Banking System	43

Credit Allocation	44

Exchange Controls	44

THE EXTERNAL SECTOR OF THE ECONOMY	45

Foreign Trade	45

Geographic Distribution of Trade	47

Balance of Payments	49

Current Account	50

Capital Account	51

Financial Account and the Net External Position	51

Reserves and Exchange Rates	53

PUBLIC FINANCE	55

The Budget Process	55

European Economic and Monetary Union	56

Accounting Methodology	58

Measures of Fiscal Balance	58

The 2021 Economic and Financial Document	60

The 2022 Economic and Financial Document	64

Revenues and Expenditures	69

Expenditures	71

Revenues	72

Government Enterprises	74

PUBLIC DEBT	75

General	75

Summary of Internal Debt	79

Summary of External Debt	81

Debt Record	83

TABLES AND SUPPLEMENTARY INFORMATION	84

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Except as otherwise specified, all amounts are expressed in euro ("euro"). See "External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate" for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.
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Defined Terms and Conventions
We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.
•	Gross domestic product, or GDP, means the total value of products and services produced inside a country during the relevant period.
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Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union.

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The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. "Labor force" means people employed and people over the age of 16 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

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The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The European Union harmonized consumer price index ("HICP") is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

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Net borrowing, or government deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the EU Protocol on Excessive Deficit Procedure, which implements the European System of Accounts ("ESA2010").

•	Net borrowing-to-GDP, or deficit-to-GDP, means the ratio of net borrowing or government deficit to nominal GDP.
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Debt-to-GDP means the ratio of public debt to nominal GDP. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

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Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:
•	all annual rates of growth as average annual compounded rates;
•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and
•	all financial data in current prices.

Amounts included in this Annual Report are normally rounded. In particular, amounts stated as a percentage are normally rounded to the first decimal place. Totals in certain tables of this Annual Report may differ from the sum of the individual items in such tables due to rounding.
Information Sources
The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), in particular financial and demographic statistics for Italy published in the Annual Report of ISTAT dated September 30, 2022 and appendices thereto (together the "2022 ISTAT Annual Report") and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d'Italia, Italy's central bank) dated May 31, 2022 and appendices thereto (together the "2022 Bank of Italy Annual Report"). We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.
Certain other financial and statistical information contained in this Annual Report has been derived from other Italian Government sources, including: (i) the economic and financial document of 2022 (Documento di Economia e Finanza 2022), dated April 7, 2022 (the "2022 Economic and Financial Document"), which includes the 2022 stability programme (the "2022 Stability Programme") and the 2022 national reform programme (the "2022 National Reform Programme") filed by paper under cover of Form SE as Exhibits 2, 3 (condensed English version of the 2022 Stability Programme) and 4, respectively, to this Annual Report ; (ii) the update of the 2022 Economic and Financial Document (Nota di Aggiornamento del Documento di Economia e Finanza 2022), dated September 28, 2022 (the "Update of the 2022 Economic and Financial Document") filed as Exhibit 5 to this Annual Report (condensed English version of the Update of the 2022 Economic and Financial Document attached as Exhibit 6 to this Annual Report); (iii) the updated and revised version of the Update of the 2022 Economic and Financial Document, dated November 4, 2022, filed as Exhibit 7 to this Annual Report, and (iv) the Report on Public Debt in 2021 (Rapporto sul Debito Pubblico 2021), dated October 25, 2022 (the "2021 Report on Public Debt") filed as Exhibit 8 to this Annual Report.
Revised National Accounts
In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. Since introducing the ESA95 accounting system, ISTAT has published revisions to the national system of accounts, including replacing its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index.
Effective September 2014, ISTAT has adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 has introduced several key differences from its predecessor ESA95, reflecting certain developments in the methodological and statistical tools widely used at international level to measure modern economies. Unless otherwise provided in this Annual Report, Italy's GDP data were prepared in accordance with the ESA2010 accounting system. For additional information regarding Italy's accounting methodology, see "Public Finance—Accounting Methodology".

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All references herein to "Italy," the "State" or the "Republic" are to The Republic of Italy, all references herein to the "Government" are to the central Government of The Republic of Italy and all references to the "general government" are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the "Treasury" or the "Ministry of Economy and Finance" are interchangeable and refer to the same entity.
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SUMMARY INFORMATION
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Annual report, any amendments hereto and annexes hereto.
Gross Domestic Product.  According to International Monetary Fund estimates, the economy of Italy, as measured by 2021 GDP (at current prices in U.S. dollars), is the ninth largest in the world. In 2021, Italy's real GDP increased by 6.7 per cent, compared to a 9.0 per cent decrease in 2020. For additional information with respect to Italy's GDP, see "The Italian Economy—Gross Domestic Product".
The European Economic and Monetary Union.  Italy is a signatory of the Treaty on European Union of 1992, also known as the "Maastricht Treaty," which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the government deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member's old national currency into the euro was irrevocably fixed and the euro became legal tender. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. On January 1, 1999, the exchange rate between the euro and Italian lire ("lira" or "lire") was irrevocably fixed at Lit. 1,936.27 per €1.00. On January 4, 1999, the noon buying rate for the euro as reported by the European Central Bank (the "Noon Buying Rate") was €1.00 for US$1.1789. On December 31, 2021, the European Central Bank ("ECB") exchange reference rate was €1.00 for US$1.1326. For additional information regarding the historic dollar/euro exchange rate, see "The External Sector of the Economy—Reserves and Exchange Rates".
Foreign Trade.  Over half of Italy's exports and imports involve other European Union countries. Italy's main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. In recent years, Italy has recorded a trade surplus, increasing from €47.6 billion in 2017 to €63.2 billion in 2020. In 2021, the trade surplus was €44.2 billion, mainly due to a larger increase in imports relative to the increase in exports.
Inflation.  In 2021, Italy recorded an average inflation of 2.0 per cent measured by the harmonized EU consumer price index (HICP), compared to a 0.2 per cent average deflation in 2020. Among other factors, the inflation rate in 2021 was caused by an increase in the price of commodities, supply chain disruptions, tensions affecting international trade and surging prices in key sectors of the economy such as the energy, hospitality and manufacturing goods.  As of October 31, 2022, harmonized inflation as measured by the HICP in Italy increased to 12.6 per cent compared to 3.2 per cent in the same period of 2021.
Public Finance.  Italy has historically experienced substantial government deficits and high public debt. Countries participating in the EMU are required to reduce "excessive deficits", adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded net borrowing amounts as a percentage of GDP higher than the 3.0 per cent ratio imposed by the Maastricht Treaty in 2001 and each year during 2003-2006 and 2009-2011. Italy's deficit-to-GDP ratio was 2.4 per cent in 2016. Italy's net borrowing-to-GDP ratio was 7.2 per cent in 2021 and its debt-to-GDP ratio (gross of euro area financial support) was 150.8 per cent in 2021. For additional information with respect to Italy's debt-to-GDP, see "The Italian Economy", "Public Finance".

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The Italian Political System.  Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister’s government is confirmed by Parliament. The general Parliamentary elections held on September 25, 2022 resulted in the right-wing coalition, led by Fratelli d’Italia and including Lega and Forza Italia, winning a majority in both the Chamber of Deputies and the Senate. On October 21, 2022, President Mr. Sergio Mattarella invited Ms. Giorgia Meloni to form a new Government and, on October 22, 2022, Ms. Giorgia Meloni was sworn in as Italy’s Prime Minister. The coalition Government led by Ms. Giorgia Meloni is supported by the following major political parties: (i) Fratelli d’Italia, (ii) Lega, and (iii) Forza Italia.
2021 Developments. In addition to the measures adopted by Italy in connection with the Coronavirus pandemic, in 2021 the Government adopted a series of measures including:
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Law Decree No. 56 of April 30, 2021, (i) extending from June 30 to December 31, 2021 the term during which the Government may prohibit or impose conditions on the acquisition of strategic Italian businesses by non-Italian acquirers; and (ii) extending the term for filing financial statements with the competent Chamber of Commerce for certain categories of companies. This Law Decree was not subsequently converted into law; and

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Law Decree No. 99 of June 30, 2021, enacted to implement rules regulating individual dismissals for business-related reasons following the expiration of the grace period during which dismissal procedure were suspended. Further, Law Decree No. 99 introduced certain provisions regarding the use of electronic payment methods, such as allocating cash reimbursements for purchases made through the use of electronic payment methods (so-called cash back). This Law Decree was not subsequently converted into law.

2022 Developments. In 2022, the Government adopted a series of measures mainly intended to contain the sharp increase in the costs of energy including (i) introducing a cap on the excise duties payable on petrol and diesel fuel, (ii) granting extraordinary contributions and other measures aimed at limiting the impact of energy costs increases both to domestic users and non-domestic users, (ii) a new regulation incentivizing the development of solar energy. For additional information see "The Italian Economy – Key Measures related to the Italian Economy – Measures adopted in 2022".
Rating of the Republic of Italy's Indebtedness.  As of the date hereof, the Republic of Italy's long-term credit is rated BBB with stable outlook by Standard & Poor's, BBB with stable outlook by Fitch Ratings and Baa3 with stable outlook by Moody's.

REPUBLIC OF ITALY
Area and Population
Geography. Italy is situated in south central Europe on a peninsula approximately 1,200 kilometers (745.645 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy’s total area is approximately 302,068 square kilometers (116,629 square miles), and it has 8,970 kilometers (5,574 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.
The following is a map of the European Union and the countries, including Italy, within the Euro area.

The following is a map of Italy.
Population. According to ISTAT data, as of December 31, 2021, Italy’s resident population was estimated to be approximately 58.983 million, accounting for approximately 13.2 per cent of the total EU population, compared to approximately 59.258 million as of December 31, 2020. Italy is the third most populated country in the EU after Germany and France.
According to ISTAT data, as of December 31, 2021, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 19.8 million. As of the same date, northern and central Italy had a population of approximately 27.4 million and 11.7 million, respectively.
As of December 31, 2021, the breakdown of the resident population by age group was as follows:
•	under 20	17.5 per cent
•	20 to 39	21.4 per cent
•	40 to 59	30.4 per cent
•	60 and over	30.7 per cent
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Source: ISTAT.
Italy’s fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. The average age of the resident population is increasing, mainly due to resident population decreasing in recent years.
Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of approximately 2.76 million as of December 31,

2021. The next largest cities are Milan, with a population of approximately 1.37 million, Naples, with approximately 915,000 inhabitants, and Turin, with approximately 850,000 inhabitants. Based on ISTAT data, as of December 31, 2021, population density was approximately 195.3 persons per square kilometer.
According to ISTAT data, as of December 31, 2021, there were approximately 5.2 million foreigners holding permits to live in Italy, a 3.1 per cent increase from December 31, 2020. Immigration legislation has been the subject of intense political debate since the early 1990s. Since 2002, Italy has tightened its immigration laws through Law No. 189 of July 30, 2002 (Legge Bossi-Fini), and in the recent past initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. In addition to measures aimed at controlling illegal immigration, the Government has also introduced measures aimed at regularizing the position of illegal immigrants, such as Legislative Decree No. 109 of July 16, 2012 and Law Decree No. 76 of June 28, 2013 (converted into Law No. 99 of August 9, 2013), and Law Decree No. 130 of October 21, 2020 (converted into Law No. 173 of December 18, 2020). While these legislative efforts have resulted in the regularization of large numbers of illegal immigrants, Italy continues to have a relatively large number of foreigners living in Italy illegally.
In 2021, approximately 67,400 immigrants arrived illegally in Italy by sea, compared to approximately 34,100 and 11,500 arriving illegally by sea in 2020 and 2019, respectively. This is due in part to the increase in the number of immigrants from North Africa entering Europe through the Central and Western Mediterranean routes.
As of November 30, 2022, the Government hosted approximately 105,000 migrants. The number of Asylum seekers has increased in 2021, with the number of applications increasing from approximately 26,940 in 2020 to approximately 53,610 in 2021.
Coronavirus Pandemic
On December 31, 2019, the World Health Organization (“WHO”) was informed of cases of pneumonia of unknown cause in Wuhan City, China. In early January 2020, Chinese authorities identified the cause of these as a novel Coronavirus, temporarily named 2019-nCov and now identified as SARS‑CoV-2, with COVID-19 being the name of the disease associated with the Coronavirus. On March 11, 2020, the WHO announced that the outbreak could be characterized as a global pandemic.
Government measures enacted in response to Coronavirus. As a result of the outbreak of Coronavirus in Italy, on January 31, 2020, the Government declared a state of emergency which was subsequently extended on multiple occasions until March 2022. In addition, since February 2020, the Government enacted a number of measures aimed at preventing the spread of the virus, reducing the burden on the national health system, mitigating the negative economic effects of Coronavirus and supporting the Italian economy throughout the pandemic, including what follows:
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On March 11, 2020, the Government approved an amendment to the 2020 report to Parliament (relazione al parlamento per il 2020), to obtain Parliament’s consent for incurring an additional €13.75 billion in national debt in connection with the response to the Coronavirus pandemic.

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On March 17, 2020, the Government enacted Law Decree No. 18 (the so-called Decreto Cura Italia, the “Cure Italy Decree”), converted into Law No. 27 of April 24, 2020, which included €25.0 billion of support measures to counter the Coronavirus pandemic. Measures introduced by the Cure Italy Decree included suspension of tax payments and related obligations, tax credits for certain businesses, suspension of civil and criminal proceedings, financial support to business and self-employed people including wage supplements, aid to businesses in sectors that had been particularly affected, including tourism, transport, entertainment, sport, restaurants and bars, suspension of employee dismissals, cash payments to certain employees and self-employed persons, mortgage holidays for first homes for certain workers and protection from eviction, encouraging remote working, support for working families with children, funding for remote learning including the provision of the necessary tech to certain students, funds for the production of face masks, financial support measures for SMEs including state guarantees for certain loans, as well as additional funding for public services, the healthcare system and medical workers’ salaries. For more information on state guarantees provided pursuant to the Cure Italy Decree, see “Public Debt—General—SACE Guarantees”.
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On April 8, 2020, the Government enacted Law Decree No. 23 (the so-called Decreto Liquidità, the “Liquidity Decree”), converted into Law No. 40 of June 5, 2020, aimed at generating further cashflow for businesses, delaying payment terms for certain taxes and other dues, and protecting businesses in strategic industries from takeovers. The measures introduced included an expansion of the so-called Golden Power, pursuant to which Italy may prohibit or impose conditions on the acquisition of strategic businesses by non-Italian acquirers. The Golden Power regime (first introduced by Law Decree No. 21 of March 15, 2012, converted into Law No. 56 of May 11, 2012) was extended to additional sectors that are deemed to be strategic, such as infrastructure and key basic goods, key technologies, food security, access to sensitive or personal information, freedom and plurality of the media and financial institutions, extending the application of the powers to any acquisition of strategic businesses by persons based in the EU until December 31, 2020. The Liquidity Decree also introduced a number of measures to address the effects of the Coronavirus pandemic on business, including additional support measures for SMEs such as state guarantees for certain , a moratorium on starting insolvency proceedings, delaying payment for business taxes and other dues, suspension of civil and administrative proceedings and certain criminal proceedings, additional support for hospitals which had to expand their intensive care units, and extending the mortgage holiday fund to include further beneficiaries. For more information on state guarantees provided pursuant to the Liquidity Decree, see “Public Debt—General—SACE Guarantees”.

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On May 19, 2020, the Government enacted Law Decree No. 34 (the so-called Decreto Rilancio, the “Restart Decree”), converted into Law No. 77 of July 17, 2020, introducing measures to counter the economic effects of the Coronavirus pandemic and to support households, businesses and self-employed people. The measures included: a fund for education aimed at workers changing roles, financial support to the self-employed, financial support to working families with children, financial support to low-income households, remote working as of right for households with small children, financial and tax support to businesses in the hospitality sector, delaying payment terms for business taxes and other dues, further financial support for workers made redundant, grants up to a value of €50,000 for certain businesses, reduced utilities, and tax credits for rent and sanitising costs for SMEs, hiring of additional teachers for the new school year, financial support to the healthcare system to hire additional nursing staff and expand intensive care units.

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On August 14, 2020, the Government enacted Law Decree No. 104, amending, restating or supplementing measures previously introduced by the Cure Italy Decree and the Restart Decree. This Law Decree provided for additional €25.0 billion in support of economic recovery against the adverse effects of the Coronavirus pandemic, bringing the total amount of funds committed by the Government to counter the Coronavirus pandemic to approximately €100.0 billion (approximately 6.0 per cent of Italian GDP). Measures included additional financial support to businesses, particularly those in the hospitality, travel and tourism sectors, a suspension on the obligation to pay social security for certain businesses, continued suspension of employee dismissals, cash payments to certain households and workers in specific industries in the tourism sector, additional funding to the Restart Decree fund aimed at workers changing roles. The measures also included further relaxation of the payment terms for taxes for both individuals and businesses, as well as tax incentives and rebates for certain businesses, particularly in the entertainment and tourism sectors. Additional funding was also allocated to various local authorities, partly to make up for the shortfall in taxes as well as to support the implementation of anti-Coronavirus measures.
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On November 9, 2020, the Government approved Law Decree No. 149 (the so-called Decreto Ristori-bis) which, inter alia, allocated approximately additional €2.5 billion to the restoration of the economic activities affected, directly or indirectly, by Coronavirus-related restrictions and to the support of affected workers. On November 23, 2020 and November 30, 2020, the Government approved Law Decree No. 154 (so-called Decreto Ristori-ter) and Law Decree No. 157 (so-called Decreto Ristori-quarter), which allocated a further €1.95 billion and €8.0 billion, respectively, to the restoration of the economic activities affected, directly or indirectly, by the Coronavirus related restrictions and to the support of affected workers. None of these Law Decrees were subsequently converted into Law.

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On March 22, 2021, the Government enacted Law Decree No. 41 (the so-called Decreto Sostegni), converted into Law No. 69 of May 21, 2021, providing for financial measures totaling €32.0 billion, aimed at supporting the service sector. The measures included new grants for businesses which suffered a decline in turnover, further extensions and suspensions of tax payment terms, extension of financial support for furloughs, suspension of employee dismissals, financial support to the unemployed, additional funding for vaccines and drugs, and financial support for remote learning.

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On May 25, 2021, the Government enacted Law Decree No. 73, converted into Law No. 106 of July 23, 2021, to allocate approximately €40.0 billion to contain the social and economic impact of the Coronavirus related restrictions. The main areas of action included, inter alia: support for businesses; access to credit and business liquidity; support for the health sector; work and social policies; support to local authorities.

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On January 27, 2022, the Government enacted Law Decree No. 4, converted into Law No. 25 of March 28, 2022, allocating approximately €20.0 billion to support the economic activities affected, directly or indirectly, by Coronavirus related restrictions. Further, with Law Decree No. 4, the Government established a special fund of €200.0 billion to boost the economic recovery through non-repayable grants to certain sectors of the economy.

EU Measures Enacted in Response to the Coronavirus Pandemic
SURE Facility
On September 17, 2020, the EU approved to extend a loan to Italy pursuant to the Council Regulation 2020/672 (the “SURE Regulation”) in an aggregate principal amount of up to €27.4 billion, with a maximum average maturity of 15 years (the “SURE Facility”). As of June 30, 2022, Italy had fully drawn the SURE Facility. For more information regarding the SURE Facility, see “The Italian Economy—Financial Assistance to EU Member States—SURE Facility”.
National Recovery and Resilience Plan

Following the submission by Italy of its National Recovery and Resilience Plan (Piano Nazionale di Ripresa e Resilienza) (“NRRP”), the EU Commission endorsed the NRRP on June 22, 2021, approving the disbursement to Italy of a total of €191.5 billion (€68.9 billion as grants and €122.6 billion as loans, respectively).  As of June 30, 2022, Italy had received €24.9 billion under the NRRP and, on September 27, 2022, the EU Commission approved the disbursement of additional €21.0 billion to Italy. Additional disbursements to Italy may be authorized by the EU Commission subject to the satisfaction of certain milestones and targets outlined in the NRRP. For more information regarding the NRRP, see “The Italian Economy—Financial Assistance to EU Member States—The National Recovery and Resilience Plan”.
Government and Political Parties
Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.
The Legislative Branch. Parliament consists of a Chamber of Deputies, with 400 elected members, and a Senate, with 200 elected members and a small number of life tenure Senators, currently six, consisting of former Presidents of the Republic and prominent individuals appointed by the President. Except for life tenure senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament. The Chamber of Deputies and the Senate rank equally and have substantially the same legislative power. Any statute must be approved by both the Chamber of Deputies and the Senate before being enacted.
The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. On January 31, 2015, Parliament along with 58 regional delegates elected Mr. Sergio Mattarella as the new President. Mr. Sergio Mattarella was elected as President for a second term on January 29, 2022. The President nominates and Parliament confirms the Prime Minister, who is the effective head of government. The President has the power to dissolve Parliament. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and the Council of Ministers answer to the Chamber of Deputies and the Senate and must resign if Parliament passes a vote of no confidence in the administration. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, call general elections and lead the army.
The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy.
There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Each of the President, the Parliament (in joint session) and representatives of the highest civil and administrative courts appoint five members of the Constitutional Court, for a total of 15 members.

Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.
Political Parties. The main political parties are: (i) Fratelli d’Italia, a right-wing political party led by Ms. Giorgia Meloni, (ii) Partito Democratico, a center-left political party led by Mr. Enrico Letta, (iii) Lega, a right-wing political party led by Mr. Matteo Salvini, (iv) Movimento 5 Stelle, a non-aligned political party led by Mr. Giuseppe Conte, (v) Forza Italia, a center‑right political party led by Mr. Silvio Berlusconi, and (vi) Azione-Italia Viva, a liberal political party led by Mr. Carlo Calenda.
The general Parliamentary elections held on September 25, 2022 resulted in the right-wing coalition, led by Fratelli d’Italia and including Lega and Forza Italia, winning a majority in both the Chamber of Deputies and the Senate.  On October 21, 2022, President Mr. Sergio Mattarella invited Ms. Giorgia Meloni to form a new Government and, on October 22, 2022, Ms. Giorgia Meloni was sworn in as Italy’s Prime Minister. The coalition Government led by Ms. Giorgia Meloni is supported by the following major political parties: (i) Fratelli d’Italia, (ii) Lega, and (iii) Forza Italia.
Elections. Except for a brief period, since Italy became a democratic republic in 1946 no single party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of coalition governments.
On October 26, 2017, Parliament adopted Law No. 165, the new electoral law (so-called Rosatellum) that became effective on November 12, 2017 (the “2017 Electoral Law”). The 2017 Electoral Law provides for a mixed system of proportional and majority method with 37.5 per cent of seats awarded using a first past the post electoral system and 62.5 per cent of seats awarded using a proportional method, with one round of voting. As a result of the adoption of the 2017 Electoral Law, the 400 seats in the Chamber of Deputies are awarded as follows: (i) 147 seats are awarded through a first past the post vote in an equivalent number of single-member districts, (ii) 245 seats are awarded by vote based on regional proportional representation, and (iii) 8 seats are awarded by vote of Italians abroad. Excluding the life tenure Senators (currently six), that includes senators appointed at the discretion of the President, and former presidents of Italy, the 200 seats in the Senate are awarded as follows: (i) 74 seats are awarded through a first past the post vote in an equivalent number of single-member districts, (ii) 122 seats are awarded by vote based on regional proportional representation, and (iii) 4 seats are awarded by vote of Italians abroad. Both the Senate and the Chamber of Deputies are elected on a single ballot. Parties are not eligible for any seats unless they obtain at least 3.0 per cent of the total votes, while the minimum threshold for party coalitions is 10.0 per cent (on the assumption that at least one party in the coalition obtain at least 3.0 per cent of the total votes).
Regional and Local Governments. Italy is divided into 20 regions made up of 14 metropolitan areas, 80 provinces and 6 municipal consortia. The Italian Constitution reserves certain functions, including police services, education, and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation designed to increase the fiscal autonomy of regional and local governments. Under the new system, lower levels of government are able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. In addition, a “standard cost” for public services such as health, education, welfare and public transport has been determined to set budgets for local governments.
The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.
Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. Referenda cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.
Constitutional reforms can be approved by two thirds of the members of each of the Chamber of Deputies and the Senate. If a constitutional reform fails to be approved by this super majority, the relevant reform may be submitted to a popular referendum at the request of one-fifth of the members of either the Chamber of Deputies or the Senate, 500,000 petitioners or five regional councils. Unlike any other referendum, referenda called to amend the Constitution do not require a quorum of the majority of the Italian voting population to vote in such referenda.
The European Union
Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden. The United Kingdom left the European Union on February 1, 2020.
The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Albania, North Macedonia, Montenegro, Serbia, and Turkey. Potential candidates are Bosnia and Herzegovina, Kosovo, Ukraine, Moldavia and Georgia.
EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.
The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The presidency of the Council rotates amongst Member States every six months according to a pre-set order. Croatia and Germany were in charge of the presidency of the Council from January 2020 to June 2020 and from July 2020 to December 2020, respectively. Portugal and Slovenia were in charge of the presidency of the Council from January 2021 to June 2021 and from July 2021 to December 2021, respectively. Czech Republic is currently in charge of the presidency of the Council, while France was in charge during the first half of the year.

The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:
•	regulations, which are EU laws directly applicable in Member States;
•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and
•	decisions, through which the Council implements EU policies.
The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:
•	shares budgetary authority with the European Parliament;
•	makes the decisions necessary for framing and implementing a common foreign and security policy; and
•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.
Generally, decisions of the Council are made by qualified majority vote on a proposal by the Commission or the High Representative of the Union for Foreign Affairs and Security Policy. Starting from November 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, qualified majority is achieved if:
•	55 per cent of Member States vote in favor (72 per cent in case the proposal is not coming from the Commission or from the High Representative); and
•	the proposal is supported by Member States representing at least 65 per cent of the total EU population.
A minority of at least four Council members representing 35 per cent of the population may block a qualified majority vote.
The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:
•	it shares with the Council the power to adopt directives, regulations and decisions;
•	it shares budgetary authority with the Council and can therefore influence EU spending; and
•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.
The latest EU election was held between May 23, 2019, and May 26, 2019, and Member State were allocated 751 (the maximum allowed under the EU treaties) seats in the European Parliament. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, the 73 seats previously allocated to the United Kingdom were reallocated, with 27 seats being redistributed to other countries and the remaining 46 being kept in reserve for potential future enlargements. This reallocation resulted in each

Member State being allocated the following number of seats in the European Parliament starting from February 1, 2020:
Austria	19	Latvia	8
Belgium	21	Lithuania	11
Bulgaria	17	Luxembourg	6
Cyprus	6	Malta	6
Croatia	12	Netherlands	29
Czech Republic	21	Poland	52
Denmark	14	Portugal	21
Estonia	7	Romania	33
Finland	14	Slovakia	14
France	79	Slovenia	8
Germany	96	Spain	59
Greece	21	Sweden	21
Hungary	21
Ireland	13
Italy	76	Total	705
The five largest political groups in the European Parliament as a result of the United Kingdom’s withdrawal from the EU are:
•
the European People’s Party (Christian Democrats), which comprises politicians of Christian democratic, conservative and liberal-conservative orientation, cumulatively representing approximately 25 per cent of the total seats;

•
the Progressive Alliance of Socialists and Democrats in the European Parliament, which is the political group of the Party of European Socialists, cumulatively representing approximately 21 per cent of the total seats;

•	Renew Europe, which comprises politicians of liberal-centrist orientation, cumulatively representing approximately 14 per cent of the total seats;
•	the Greens/European Free Alliance, which comprises primarily green and regionalist politicians, cumulatively representing approximately 10 per cent of the total seats; and
•	Identity and Democracy, which comprises politicians of nationalist orientation, cumulatively representing approximately 10 per cent of the total seats.
In the European Parliamentary elections held in Italy on May 26, 2019, Lega, which is part of the Identity and Democracy coalition, won approximately 34 per cent of the votes increasing significantly the votes won in the 2018 Italian Parliamentary elections. Partito Democratico, which is part of the Progressive Alliance of Socialists and Democrats coalition, remained the second largest party with approximately 23 per cent of the votes. Movimento 5 Stelle, which had come first in the 2018 Italian Parliamentary elections, fell to third place with approximately 17 per cent of the votes.
The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the

European Parliament and Council. Currently, the European Commission consists of 27 members, one appointed by each Member State for five year terms.
Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.
Other Institutions. Other institutions that play a significant role in the European Union are:
•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;
•
the Court of Auditors, which checks that all the European Union’s revenues has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting EU objectives by providing long-term finance for specific capital projects.
Membership of International Organizations
Italy is a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Seven (G-7) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom and Canada, and a member of the Group of Twenty (G-20), which brings together the world’s major advanced and emerging economies, comprising the European Union and 19 country members. Italy is also a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the IMF, the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY
General
According to IMF data, the Italian economy, as measured by 2021 GDP (at current prices in U.S. dollars), is the ninth largest in the world after the United States, the People’s Republic of China, Japan, Germany, India, the United Kingdom, France and Canada.
The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EU and in the euro area, including Italy, for the period from 2017 through 2021.
Annual Per Cent Change in Real GDP (2017-2021)
	2017	2018	2019	2020	2021
Italy	1.7	0.9	0.5	(9.0)	6.7
EU(1)	2.8	2.0	1.8	(5.7)	5.3
Euro area(2)	2.6	1.8	1.6	(6.1)	5.2
_____________________
(1)	The EU represents the 27 countries participating in the European Union.
(2)	The euro area represents the 19 countries participating in the European Monetary Union.
Source: Bank of Italy and Eurostat.

In 2017, Italy’s GDP increased by 1.7 per cent compared to 2016, further consolidating the growth trend started in the second half of 2013.  This increase in Italy’s GDP was mainly due to a general increase in global commerce, resulting in a 1.3 per cent increase in domestic demand and a 1.6 per cent increase in exports of goods and services.  Exports, in particular, benefitted from lower increases in prices compared to Italy’s trading partners, offsetting the negative impact of the euro nominal exchange-rate appreciation.
In 2018, Italy’s GDP increased by 0.9 per cent compared to 2017, at a slower pace than expected and experiencing a stop in the last few months of the year.  This was mainly due to both the slowdown in foreign sales and the weakening of national demand, which in the second half of the year affected investments (especially in capital goods) and, to a lesser extent, household spending.
In 2019, Italy’s GDP increased by 0.5 per cent compared to 2018, evidencing a further slow-down in the growth of Italian economy.  This was mainly due to lower investments than in 2018 as a result of an increased uncertainty in the global economy, and a slowdown in disposable income.
In 2020, Italy’s GDP decreased by 9.0 per cent compared to 2019, mainly as a result of the contraction of global activities, exports and tourist inflows, as well as the reduction in internal mobility and consumption, due to the containment measures adopted in Italy and worldwide to face the Coronavirus pandemic.  Uncertainty around the pandemic and its effects also caused a decline in business investments.  For additional information regarding the key measures adopted by Italy in connection with the Coronavirus pandemic, see “Republic of Italy – Coronavirus Pandemic.”
In 2021, Italy’s GDP increased by 6.7 per cent compared to 2020, mainly as a result of the measures in support of the economy adopted in connection with the Coronavirus pandemic and the lifting of the Coronavirus restrictions that facilitated the recovery of the services sector, in particular tourism.

Consumer spending, fostered by improved labor market conditions and less uncertainty related to the Coronavirus pandemic than in 2020, supported the growth of the economy, with the household savings rate gradually returning to pre-pandemic levels.
In the past, the Government has historically experienced substantial government deficits.  Among other factors, this has been largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments accounted for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy’s public debt.  Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective.  For additional information on the budget and financial planning process, see “Public Finance—Measures of Fiscal Balance,” “Public Finance—Revenues and Expenditures” and, “Public Debt—Summary of External Debt—Excessive Deficit Procedure.”
A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio.  Mainly as a result of the increase in GDP, Italy’s debt-to-GDP ratio in 2021 decreased to 147.6 per cent net of euro area financial support and 150.8 per cent gross of euro area financial support, while the primary deficit amounted to 3.6 per cent.  Excluding the financial support provided to European Monetary Union (“EMU”) countries, the decrease from 2020 was of 4.4 percentage points.
On September 23, 2019, the Bank of Italy announced that Italy’s debt-to-GDP ratio had been revised upwards for the previous years, due to a change in the methodology employed to calculate public debt at a European level, as set out in the Manual on Government Deficit and Debt published by Eurostat on August 2, 2019 (“Eurostat Manual”).  The methodology change affected how interest on certain non-negotiable notes is accounted for.  In Italy, this has mainly affected the accounting treatment of postal savings (Buoni Postali Fruttiferi) (“BPF”) issued up to 2001.  BPFs are bearer instruments payable on demand, on or prior to their maturity date; accrued interest on BPFs is paid on redemption, at the same time as the principal amount.  The Eurostat Manual requires that accrued interest on BPFs be taken into account when calculating their face value, rather than just when BPFs are redeemed.  As of December 31, 2021, the outstanding BPFs had an aggregate principal amount and accrued interest of €8.7 billion and €47.5 billion, respectively.
Specific accounts were created by the Treasury in 2003 in order to fund BPF redemptions.  As of December 31, 2021, approximately €42.6 billion had been set aside on these accounts.
According to Italy’s most recent estimates, Italy’s debt-to-GDP ratio, gross of euro area financial support, is expected to reach 145.7 per cent in 2022, 144.6 per cent in 2023, 142.3 per cent in 2024, and 141.2 per cent in 2025, respectively.
Historically, Italy has had a high savings rate, calculated as a percentage of gross national disposable income, which measures aggregate income of a country’s citizens after providing for capital consumption (the replacement value of capital used up in the process of production).  Private sector savings as a percentage of gross national disposable income averaged 19.5 per cent in the period from 2001 to 2010 and 19.4 per cent in the period from 2011 to 2020.  Private sector savings as a percentage of gross national disposable income were 25.9 per cent in 2020 and 24.1 per cent in 2021, respectively.  Because of the historically high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.  As of June 30, 2022, non-resident holders owned 27.6 per cent of the total outstanding government debt, while the Bank of Italy and resident holders owned 25.8 per cent and 46.6 per cent of the total outstanding government debt, respectively.

The Italian economy is characterized by significant regional disparities, with the level of economic development of Southern Italy usually below that of Northern and Central Italy.  In 2021, the per capita GDP in Southern Italy, also known as the Mezzogiorno, increased by 5.8 per cent.  GDP increased by 7.4 per cent in the North West and by 7.0 per cent in the North East of Italy, respectively, while GDP in the Centre of Italy increased by 6.0 per cent.  The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno.  For additional information on Italian employment, see “—Employment and Labor.”
In 2021, following a 0.2 per cent average harmonized deflation in 2020, Italy recorded a 2.0 per cent average harmonized inflation as measured by the HICP.  As of October 31, 2022, harmonized inflation as measured by the HICP in Italy increased to 12.6 per cent compared to 3.2 per cent in the same period of 2021.
Key Measures related to the Italian Economy
Since 2009, the Government has acted to limit the effects of the global crisis, support the economy and facilitate its recovery.  The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds.  From 2009 to 2018, the Government adopted a series of measures aimed at increasing Government receipts, reducing Government spending, fighting tax evasion, reforming the Italian banking system, simplifying the public administration, sustaining the economic and financial growth of Italy, achieving the financing targets adopted by the EU and balancing the general government’s budget.
Measures adopted in 2019
During the first months of 2019, the Government adopted Law Decree No. 4 of January 28, 2019 (converted into Law No. 26 of March 28, 2019), aimed at implementing some of the key measures included in the 2019 Budget, namely:
Reddito di Cittadinanza, a basic universal income aimed at preventing poverty and social disparity.  This measure will allow people with low income to apply for the so-called assegno di cittadinanza, a monetary support of up to €500 per month, and a contribution for accommodation of up to €150 per month for citizens owning a property that is subject to a mortgage and up to €280 per month for citizens renting (but not owning) a property, respectively.
Quota Cento, allowing people to qualify for an early retirement.  The measure will allow workers with at least 62 years of age and 38 years of social contribution to the national pension fund to apply for retirement.
On April 18, 2019, the Government adopted Law Decree No. 32 (the so-called Decreto Sblocca Cantieri, the “Decree Favoring Construction”), converted into Law No. 55 of June 14, 2019, aimed at fostering economic growth by reviving public investment.  In particular, the Decree Favoring Construction aims at incentivizing investment in public infrastructure and construction sites through several measures designed to facilitate the public procurement process.  These measures include the implementation of simplified bidding procedures to counter the difficulties faced by firms, especially smaller sized ones, when participating in public procurement.  Moreover, the Decree Favoring Construction includes ad hoc measures aimed, among other things, at facilitating and promoting the reconstruction of those areas of Italy that have been affected by earthquakes, reconstructing the Morandi bridge in Genoa which collapsed on August 14, 2018 (reconstruction was completed on August 3, 2020), and simplifying the authorization process for the construction of waste facilities in Rome.

On April 30, 2019, the Government adopted Law Decree No. 34 (the so-called Decreto Crescita, the “Growth Decree”), converted into Law No. 58 of June 28, 2019, aimed at fostering the economic growth of the country.  The Growth Decree includes:
1)
fiscal measures such as: (i) reduced corporate income tax rates; (ii) measures allowing companies and professionals to apply a higher base price for capital goods for depreciation purposes; (iii) additional deductions on tax payable on real estate; (iv) reduced income tax rates for certain categories of Italian citizens moving their tax residence to Italy from abroad;

2)
financial measures such as: (i) measures intended to simplify the securitization process of non-performing loans; (ii) the introduction of simplified investment companies with fixed capital; and (iii) simplified regulation for companies operating in the financial technology sector;

3)	measures intended to promote private investments such as measures extending the circumstances in which small and medium enterprises (or SME) can access the SMEs Protection Fund; and
4)
measures aimed at protecting “made in Italy” including: (i) the creation of a fund for venture capital investments into entities that own or license historical Italian brands; and (ii) provisions for the protection of Italian products against Italian sounding (i.e., the practice of using names, images, geographical indications or brands reminiscent of Italy in marketing products which have no connections with Italy).

On December 27, 2019, Parliament approved the stability law for 2020 and the budget law for 2020-2022 through Law No. 160 of December 27, 2019 (the “2020 Budget”).  The 2020 Budget includes measures for the reduction of labor taxes and the promotion of investments in the environmental, social and welfare sectors.
Measures adopted in 2020
In addition to the measures adopted by Italy in connection with the Coronavirus pandemic (see “Republic of Italy—Coronavirus Pandemic”), other measures adopted by the Government in 2020 included the Decrees of the Ministry of Education No. 24 of June 5, 2020, No. 28 of June 9, 2020, and No. 72 of July 25, 2020, granting financial support to local authorities for the development and implementation of school expansion plans in certain areas of Central Italy affected by earthquakes in 2016 and 2017.
On December 30, 2020, Parliament approved the stability law for 2021 and the budget law for 2021-2023 through Law No. 178 of December 30, 2020 (the “2021 Budget”).  The 2021 Budget allocates funds to the healthcare sector for hiring medical personnel and healthcare workers, and includes measures aimed at stimulating the job market, such as offering certain tax incentives for hiring young people (up to 35 years of age) and women (with no age limits).  Furthermore, €5.0 billion have been allocated to fund certain tax exemptions granted to private employers hiring employees in the South of Italy, and a new social safety net, the Extraordinary Indemnity for Income and Operational Continuity (ISCRO), has been introduced granting protection to those registered for VAT within a separate contribution regime (partite Iva in gestione separata).

Measures adopted in 2021
In addition to the measures adopted by Italy in connection with the Coronavirus pandemic (see “Republic of Italy—Coronavirus Pandemic”), in 2021, the Government adopted a series of measures including:
•
Law Decree No. 56 of April 30, 2021, (i) extending from June 30 to December 31, 2021 the term during which the Government may prohibit or impose conditions on the acquisition of strategic Italian businesses by non-Italian acquirers; and (ii) extending the term for filing financial statements with the competent Chamber of Commerce for certain categories of companies.  This Law Decree was not subsequently converted into law;

•
Law Decree No. 99 of June 30, 2021, enacted to implement rules regulating individual dismissals for business-related reasons following the expiration of the grace period during which dismissal procedure were suspended.  Further, Law Decree No. 99 introduced certain provisions regarding the use of electronic payment methods, such as allocating cash reimbursements for purchases made through the use of electronic payment methods (so-called cash back).  This Law Decree was not subsequently converted into law.

On December 30, 2021, Parliament approved the stability law for 2022 and the budget law for 2022-2024 through Law No. 234 of December 30, 2021 (the “2022 Budget”).  The 2022 Budget defines new medium and long-term interventions that aim to strengthen the actions undertaken under the National Recovery and Resilience Plan (Piano Nazionale di Ripresa e Resilienza) and reforms the income tax for individuals, redesigning rates and deductions.  For additional information on the National Recovery and Resilience Plan, see “Financial Assistance to EU Member States—The National Recovery and Resilience Plan”.
Measures adopted in 2022
In 2022, the Government adopted several measures to counter the negative effects of the war in Ukraine on the Italian economy and the increase in energy prices, including:
•
Law Decree No. 17 of March 1, 2022, converted into Law No. 34 of April 27, 2022, provided for urgent measures to contain the effects of price increases in electricity and natural gas and increase the national production of renewable energy and energy savings, including (i) the exemption, for the second quarter of 2022, from the payment of general system charges for domestic users and non-domestic low voltage users, and (ii) a new regulation incentivizing the development of solar energy. Further, Law Decree No. 17: (i) reduced the VAT rate for gas and methane for civic and industrial uses; and (ii) granted an extraordinary contribution in the form of a tax credit ranging from 15 to 20 per cent of the incurred energy costs to companies with a high consumption of electricity and natural gas.

•
Law Decree No. 21 of March 21, 2022, converted into Law No. 51 of May 20, 2022, (i) introduced a cap on the excise duties payable on petrol and diesel fuel; (ii) provided for utilities bills’ installment plans and additional tax credits for companies; and (iii) lowered the family income threshold necessary to access certain energy bonuses.

•
Law Decree No. 115 of August 9, 2022, converted into Law No. 142 of September 21, 2022, inter alia: (i) mandated energy suppliers and operators to provide gas to certain categories of private consumers at a price that reflects the actual cost in the wholesale market, and (ii) prevented electricity and natural gas suppliers from amending contracts for the supply of energy to domestic users until April 30, 2023.

•
Law Decree No. 144 of September 23, 2022, converted into Law No. 175 of November 17, 2022, provided additional measures to contain the effects of the sharp increase in the cost of energy, including: (i) extending contributions to businesses and individuals for energy costs, and (ii) establishing certain allowances for the benefit of employees and self-employed workers.

•
Law Decree No. 176 of November 18, 2022 (not yet converted into law) provided for, inter alia, (i) extensions until December 31, 2022 of State contributions to businesses for energy costs and a cap on excise taxes on petrol and diesel fuel and (ii) extension until March 31, 2023 of installment plans for payment of energy utilities in favor of certain businesses.

On December 29, 2022, Parliament approved the stability law for 2023 and the budget law for 2023-2025 through Law No. 197 of December 29, 2022 (the “2023 Budget”).  The 2023 Budget allocated approximately €35.0 billion to measures aimed at containing the increase in the cost of energy, and to support families, workers and businesses. Key measures of the 2023 Budget include, inter alia: (i) an increase in the income threshold required for families to access certain State funded energy grants; (ii) tax credits for SMEs and businesses with high energy consumption rates; (iii) a new pension system (Quota 103), allowing workers with at least 62 years of age and 41 years of social contribution to the national pension fund to apply for retirement; (iv) an increase in the minimum pension amount for retirees over the age of 75 to €600 per month; (v) a 15% flat-tax regime for certain self-employed workers; and (vi) an increase in the threshold for cash payments from €1,000 to €5,000 with effect from January 1, 2023.
Financial Assistance to EU Member States
The EFSF. In June 2010, the EU Member States created the European Financial Stability Facility (the “EFSF”) whose objective is to preserve financial stability of Europe’s monetary union by providing temporary assistance to euro area Member States.  In order to fund any such assistance, the EFSF has the ability to issue bonds or other debt instruments in the financial markets.  Such debt is guaranteed by the Member States on a several basis based on each Member State’s participation in the ECB’s share capital.  Initially, the limit to these guarantees (and therefore of the facility itself) was capped at €440.0 billion.  Italy’s share of the EFSF is approximately 19.0 per cent.  Financing granted by the EFSF increases the public debt of the participating countries proportionally to the share of the EFSF.
The EFSF financing is combined with the financing granted under the European Financial Stabilization Mechanism (the “EFSM”), a €60.0 billion facility organized by the European Commission, and additional financings from the IMF.  The EFSM allows the European Commission to borrow in financial markets on behalf of the Union and then lend the proceeds to the beneficiary Member State.  All interest and loan principal are repaid by the beneficiary Member State via the European Commission.  The EU budget guarantees the repayment of the bonds in case of default by the borrower.  The EFSF, EFSM and IMF can only act after a request for support is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. As a result, any financial assistance by the EFSF, EFSM and IMF to a country in need is linked to strict policy conditions.  The EFSF and EFSM could only grant new financings until June 2013; after this date, only existing financings could be administered.
A set of measures designed to expand the EFSF’s role were approved during the course of 2011: (i) the cap to guarantees provided by the euro area countries was increased from €440.0 billion to €780.0 billion; (ii) the facility was authorized to make purchases of Member States’ government bonds in the primary and secondary markets; (iii) it was authorized to take action under precautionary programs and to finance the recapitalization of financial institutions; and (iv) it was allowed to use the leverage options offered by granting partial risk protection on new government bond issues by euro area countries and/or by setting up one or more vehicles to raise funds from investors and financial institutions.
The ESM. From July 2013, the European Stability Mechanism (“ESM”), a facility with lending capacity of €500.0 billion, has assumed the role of the EFSF and the EFSM. The ESM has a subscribed capital of €700.0 billion, of which €80 billion is in the form of paid-in capital provided by the euro area Member States and €620.0 billion as committed callable capital and guarantees from euro area Member States, who have committed to maintain a minimum 15.0 per cent ratio of paid-in capital to outstanding amount of ESM issuances in the transitional phase from 2013 to 2017.  Italy’s maximum commitment to the ESM is approximately €125.3 billion.  The ESM will grant financings to requesting countries in the euro area under strict conditions and following a debt sustainability analysis.
On February 2, 2012, several revisions were made to the treaty instituting the ESM. Its entry into force was brought forward by one year, to July 2012, and the voting rules were amended to allow decisions to be taken by a qualified majority of 85 per cent in certain circumstances.  This majority rule can be invoked in place of the requirement of unanimous decisions if the European Commission and the ECB determine that financial assistance measures need to be taken urgently and in the interests of the euro area’s financial and economic stability.  Furthermore, as in the case of the EFSF, the ESM has additional means available to it to support countries in difficulty: it can purchase member countries’ government bonds, both directly or on the secondary market, and is allowed greater flexibility in its direct purchases of government bonds; it can act under precautionary programs; and it can finance the recapitalization of financial institutions.  Finally, to strengthen investors’ confidence in the new arrangements, on March 30, 2012, the EU announced that the ESM’s endowment capital would be paid up by 2014 instead of 2017 as originally planned.  It was also agreed that as of July 2012 the ESM has become the main instrument for financing new support packages.  The EFSF will continue to operate until existing financing arrangements terminate.  Total ESM/EFSF loans (in net disbursed terms) amounted to €295.0 billion as of August 2022.  The ESM’s remaining lending capacity as of September 2022 is of approximately €414.0 billion.
The EU Solidarity Fund.  In 2002, the EU Solidarity Fund was originally set up to respond to major natural disasters within Europe.  The fund was created as a reaction to the severe floods in Central Europe in the summer of 2002.  Since then, it has been used for 80 natural disasters covering a range of different catastrophic events including floods, forest fires, earthquakes, storms and drought.  The fund can provide financial aid if total direct damage caused by a disaster exceeds €3.0 billion (at 2011 prices) or 0.6 per cent of an EU country’s gross national income (GNI), whichever is lower, or for more limited regional disasters, the eligibility threshold is 1.5 per cent of the region’s gross domestic product (GDP), or 1.0 per cent for an outermost region.  On September 11, 2020, the European Commission announced that it had granted €211.7 million from the EU Solidarity Fund to Italy, following the extreme weather damages in late October and November 2019.  The grant will finance retroactively the restoration of vital infrastructures, measures to prevent further damage and to protect cultural heritage, as well as cleaning operations in the affected areas.  In response to the Coronavirus pandemic, the scope of the EU Solidarity Fund has been extended to encompass major public health emergencies.  For information regarding the extension of the scope of the EU Solidarity Fund in connection with the Coronavirus pandemic, see “Republic of Italy—Coronavirus Pandemic.”
Quantitative Easing.  On January 22, 2015, the ECB announced an expanded asset purchase program (“Quantitative Easing”) comprising the ongoing purchase programs for asset-backed securities (ABSPP) and covered bonds (CBPP3), and, as a new element, purchases of certain euro-denominated securities issued by euro area central governments, agencies, and European institutions (PSPP).  Combined monthly purchases were originally capped at €60.0 billion and were initially intended to be carried out until September 2016 or until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates close to 2.0 per cent over the medium term.  In early December 2015, the ECB announced the extension of Quantitative Easing until March 2017, maintaining combined monthly purchases at the level of €60.0 billion.  On March 10, 2016, the ECB announced an increase to €80.0 billion in the monthly purchase under the Quantitative Easing program and four new targeted longer-term refinancing operations (TLTRO II) to reinforce its accommodative monetary policy stance and to foster new lending, which will be conducted from June 2016 to March 2017, on a quarterly basis.  On December 8, 2016, the ECB decided to extend the Quantitative Easing program decreasing the combined monthly purchases to €60.0 billion until the end of December 2017.  On October 26, 2017, the ECB decided to further extend the Quantitative Easing program until September 2018, decreasing the combined monthly purchases to €30.0 billion from January 1, 2018.  With respect to the PSPP, the percentage of securities issued in the euro area and purchased by the ECB was increased from 8.0 per cent in 2015 to 10.0 per cent in 2016, while the percentage of securities issued in the euro area and purchased by national central banks of a Member State different from the Member State where the relevant securities were issued was decreased from 12.0 per cent in 2015 to 10.0 per cent in 2016.  The residual 80.0 per cent of PSPP securities issued in the euro area were purchased by the national central bank of the Member State where the relevant securities were issued.  On December 13, 2018, the ECB announced that net purchases under Quantitative Easing would end in December 2018.  At the same time, the ECB announced that it would continue reinvesting, in full, the principal payments from maturing securities purchased under the Quantitative Easing for an extended period of time past the date when it starts raising the key ECB interest rates, and in any case for as long as necessary to maintain favorable liquidity conditions and an ample degree of monetary accommodation.  On September 12, 2019, the ECB announced that it would resume making net purchases under the Quantitative Easing program, beginning November 1, 2019, at a rate of €20.0 billion per month.  The ECB expects this to run for as long as necessary to reinforce the accommodative impact of its policy rates, and to end shortly before it starts raising the key interest rates.  In March 2020, as a consequence of the Coronavirus pandemic, the ECB implemented the Pandemic Emergency Purchase Program (PEPP), a temporary asset purchase program of private and public sector securities.  The initial €750.0 billion appropriation for the PEPP has been increased by €600.0 billion on June 4, 2020, and by €500.0 billion on December 10, 2020, for a total of €1,850 billion.  On December 16, 2021, the ECB decided to discontinue net asset purchases under the PEPP at the end of March 2022.  The maturing principal payments from securities purchased under the PEPP will be reinvested until at least the end of 2024. As of September 2022, the PEPP holdings at amortized cost amounts to €1.7 billion.
The National Recovery and Resilience Plan.  The National Recovery and Resilience Plan (Piano Nazionale di Ripresa e Resilienza) (“NRRP”) is part of the Next Generation EU programme, namely the €750.0 billion package – about half of which is in the form of grants – that the European Union implemented in response to the pandemic crisis to support its Member States.  The main component of the Next Generation EU programme is the Recovery and Resilience Facility (“RRF”), which has a duration of six years – from 2021 to 2026 – and a total size of €672.5 billion (€312.5 billion in the form of grants, and the remaining €360.0 billion in the form of low-interest loans).  The NRRP presented by Italy and endorsed by the EU Commission on June 22, 2021, envisages investments and a reform package, with €191.5 billion in resources being allocated to Italy through the RRF and €30.6 billion being funded through a complementary fund established by Law Decree No. 59 of May 6, 2021 (converted into Law No. 101 of July 1, 2021).  In addition, €26.0 billion has been earmarked for the implementation of specific works and for replenishing the resources of the development and cohesion fund by 2032 and €13.0 billion will be available pursuant the REACT-EU programme under Next Generation EU. The NRRP has been developed around three strategic axes shared at a European level: (i) digitization and innovation; (ii) ecological transition; and (iii) social inclusion, and intends to achieve the following six missions:
1.
Digitization, Innovation, Competitiveness, Culture: promoting the country’s digital transformation, supporting innovation in the production system, and investing in two key sectors for Italy, namely tourism and culture. Under the NRRP, €48.8 billion has been allocated to this mission (of which €40.3 billion from the RRF and €8.5 billion from the complementary fund);

2.
Green Revolution and Ecological Transition: improving the sustainability and resilience of the economic system and ensuring a fair and inclusive environmental transition. Under the NRRP, €68.8 billion has been allocated to this mission (of which €59.5 billion from the RRF and €9.3 billion from the complementary fund);

3.
Infrastructure for Sustainable Mobility: promoting the development of a modern and sustainable transportation infrastructure throughout the country. Under the NRRP, €31.7 billion has been allocated to this mission (of which €25.4 billion from the RRF and €6.3 billion from the complementary fund);

4.
Education and Research: promoting education, digitalization and technical-scientific skills, research and technology transfer. Under the NRRP, €31.9 billion has been allocated to this mission (of which €30.9 billion from the RRF and €1.0 billion from the complementary fund);

5.
Inclusion and Cohesion: promoting labor market participation, including through training, strengthen active labor market policies and foster social inclusion. Under the NRRP, €22.4 billion has been allocated to this mission (of which €19.8 billion from the RRF and €2.6 billion from the complementary fund); and

6.
Health: promoting local health services, to allow modernization and digitization of the health system and ensuring equal access to care. Under the NRRP, €18.5 billion has been allocated to this mission (of which €15.6 billion from the RRF and €2.9 billion from the complementary fund).

The NRRP also includes a programme of reforms to facilitate the implementation phase and, more generally, to contribute to the modernization of the country and make the economic environment more favorable to the development of business activities:
•	a Public Administration reform to provide better services, encourage the recruitment of young people, invest in human capital and increase the level of digitization;
•	a justice reform to reduce the length of legal proceedings, especially civil proceedings, and the heavy burden of backlogs;
•	simplification measures horizontal to the NRRP, e.g., in matters of permits and authorizations and public procurement, to ensure the implementation and maximum impact of investments; and
•	reforms to promote competition as an instrument of social cohesion and economic growth.
The NRRP may be amended and supplemented from time to time, including through adjustments contained in the National Reform Programme.  For additional information on the 2022 National Reform Programme, see “Public Finance—The 2022 Economic and Financial Document.”
The following table shows the estimated financial impact of the measures contained in the NRRP on GDP, consumption, investments, imports and exports, in each case for the period from 2021 to 2026.
	2021	2022	2023	2024	2025	2026
GDP	0.2	0.9	1.5	2.1	2.8	3.2
Consumption	(0.3)	(0.8)	(0.7)	(0.3)	0.5	1.5
Investments	2.1	6.5	9.6	11.2	11.7	10.1
Imports	0.0	0.6	1.4	2.2	3.0	3.6
Exports	(0.1)	(0.5)	(0.5)	0.2	1.1	2.2

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Source: Ministry of Economy and Finance.

As of June 30, 2022, Italy had received €24.9 billion under the NRRP and, on September 27, 2022, the EU Commission approved the disbursement of additional €21.0 billion to Italy. Additional disbursements to Italy may be authorized by the EU Commission subject to the satisfaction of certain milestones and targets outlined in the NRRP.

The Ministry of Economy and Finance periodically monitors progress in the implementation of reforms and investments and is the primary point of contact with the EU Commission.  A steering committee has been also set up at the Presidency of the Italian Council of Ministers.
SURE Facility.  On May 19, 2020, the EU approved Council Regulation 2020/672 (“SURE Regulation”) which sets forth the legal framework for providing financial assistance in an aggregate amount of up to €100.0 billion to Member States that have experienced a severe economic disturbance caused by the Coronavirus pandemic.  Loans granted under the SURE Regulation, the terms of which are to be agreed in a loan agreement between the beneficiary Member State and the EU Commission, are intended to help Member States cover the costs related to the financing of national short-time work schemes and similar measures put in place at a national level in response to the Coronavirus pandemic, as well as health-related measures adopted by Member States so as to ensure a safe return to normal economic activity.  Loans provided to Member States under the SURE instrument are underpinned by a system of voluntary guarantees from Member States.  Each Member State’s contribution to the overall amount of the guarantee corresponds to its relative share in the total gross national income (GNI) of the European Union, based on the 2020 EU budget.  On September 17, 2022, the EU approved to extend a loan to Italy pursuant to the SURE Regulation in an aggregate principal amount of up to €27.4 billion with a maximum average maturity of 15 years (the “SURE Facility”).  As of June 30, 2022, Italy had fully drawn the SURE Facility.
Collective Action Clauses.  Italy has introduced a form of collective action clause into the documentation of all of its New York law governed bonds issued since June 16, 2003.
The rights of bondholders have generally been individual rather than collective.  As a result of each bondholder having individual rights, the restructuring or amending of a bond would legally have to be negotiated with each bondholder individually and any one bondholder that did not agree with restructuring or amendment terms could refuse to accept such terms or “hold out” for better terms thereby delaying the restructuring or amendment process and potentially forcing an issuer into costly litigation.  These risks increase as the bondholder base is more geographically dispersed or is comprised of both individual and institutional investors.
In an effort to minimize these risks, issuers began including so-called collective action clauses into their bond documentation.  These collective action clauses are intended to minimize the risk that one or a few “hold out” bondholders delay a restructuring or amendment where a majority of the other bondholders favor the terms of the restructuring or amendment, by permitting a qualified majority of the bondholders to accept the terms and bind the entire bondholder base to such terms.
The treaty instituting the ESM, as revised on February 2, 2012 (and ratified by Italy through Law No. 116 of July 23, 2012), required that all new government debt securities with a maturity of more than one year, issued on or after January 1, 2013, include the same collective action clauses as other countries in the Eurozone (the “EU Collective Action Clauses”).  These standardized clauses for all euro area Member States, as set out in the document “Common Terms of Reference” dated February 17, 2012, developed and agreed by the European Economic and Financial Committee (EFC) and published on the

EU Commissions website, allow a qualified majority of creditors to agree on certain “reserved matter modifications” to the most important terms and conditions of the bonds of a single series (including the financial terms) that are binding for all the holders of the bonds of that series with either (i) the affirmative vote of the holders of at least 75 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding bonds of that series and the consent of the Issuer.  The EU Collective Action Clauses also include an aggregation clause enabling a majority of bondholders across multiple bond issues to agree on certain “reserved matter modifications” to the most important terms and conditions of all outstanding series of bonds (including the financial terms) that are binding for the holders of all outstanding series of bonds with (1) either (i) the affirmative vote of all holders of at least 75 per cent represented at separate meetings or (ii) a written resolution signed by or on behalf of all holders of at least 66 2/3 per cent of the aggregate principal amount of all outstanding series of bonds (taken in the aggregate) and (2) either (i) the affirmative vote of the holders of more than 66 2/3 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of more than 50 per cent of the aggregate principal amount of each outstanding series of bonds (taken individually) and the consent of the Issuer (so-called “Cross Series Modification Clauses”).  Italy has included the EU Collective Action Clauses and the Cross Series Modification Clauses in the documentation of all new bonds issued since January 1, 2013.  On December 14, 2018, a reform of the model EU Collective Action Clauses was announced during the Euro Summit.  The main purpose of the new model was to introduce a “single-limb” voting mechanism under which Cross Series Modification Clauses are binding on all holders of series of debt securities aggregated in one voting group if the proposed modifications are approved by holders of a majority of all securities aggregated in the voting group.  Such mechanism is different from the “double-limb” voting arrangement, which requires both a positive vote at the level of each affected class of holders of series of debt securities, and an overall aggregated positive vote of all holders of series of debt securities aggregated in one voting group. On November 30, 2021, the euro area Member States agreed to introduce the single-limb Collective Action Clauses for all new Eurozone government securities with maturity exceeding one year.  The single-limb voting mechanism was originally intended to be in use as from January 1, 2022, but will now be implemented on the first day of the second month following the entry into force of the agreement amending the ESM Treaty.  In the meantime, the euro area Member States have agreed to begin the phase out of the double-limb Collective Action Clauses (and no Collective Action Clauses) issuance from January 1, 2023, and to a maximum percentage of annual government securities issuance, without single-limb Collective Action Clauses, for each year, with a view of having only 5% of such issuances by 2023 and onwards.  For additional information regarding Italy’s implementation of EU Collective Action Clauses, see “Public Debt—Summary of External Debt.”
Gross Domestic Product
In 2017, Italy’s GDP increased by 1.6 per cent compared to 2016, mainly due to a continued expansion of domestic demand (net of inventories) and private consumption, with continuing improved conditions for having access to credit offsetting a decrease in real disposable income.
In 2018, Italy’s GDP increased by 0.8 per cent compared to 2017, mainly due to a continued expansion of domestic demand (net of inventories).
In 2019, Italy’s GDP increased by 0.3 per cent compared to 2018, mainly due to a continued expansion of demand (net of inventories), albeit at a slower rate than in previous years.  Contraction in inventories limited growth.
In 2020, Italy’s GDP decreased by 8.9 per cent compared to 2019, mainly due the Coronavirus pandemic and the decline in production levels recorded in the first half of the year at the onset of the emergency. The strong resumption of production activities marked in the third quarter was also halted by a new and more acute resurgence of the infection starting from the end of October 2020.
In 2021, Italy’s GDP increased by 6.7 per cent compared to 2020, mainly due to a general increase in the economic activity benefitting from an easing of the Coronavirus pandemic and a gradual relaxation of the restrictions previously imposed.
The following table sets forth information relating to nominal (unadjusted for changing prices) GDP and real GDP for the periods indicated.
GDP Summary
	2017	2018	2019	2020	2021
Nominal GDP (in € millions)(1)	1,736,593	1,771,391	1,796,649	1,660,621	1,782,050
Real GDP (in € millions)(2)	1,704,733	1,720,515	1,728,829	1,572,543	1,678,490
Real GDP per cent change	1.7	0.9	0.5	(9.0)	(6.7)
Population (in thousands)	60,067	59,938	59,817	59,258	58,983
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(1)	Nominal GDP (in € millions) calculated at current prices.
(2)	Real GDP (in € millions) at constant euro with purchasing power equal to the average for 2015.
Source: ISTAT.
Private Sector Consumption.  In 2021, private sector consumption in Italy increased by 5.2 per cent, compared to a 10.7 per cent decrease in 2020, mainly due to an increase in demand, as well as higher savings accumulated in 2020 partially boosting consumption levels in 2021.  Purchases of non-durable goods and purchases of durable goods such as motor vehicles, white goods and consumer electronics, increased by 3.3 per cent and 13.7 per cent in 2021, respectively, while consumption of semi-durable goods increased by 10.0 per cent.  Services increased at a pace of 4.6 per cent compared to 2020, but still represented 49.8 per cent of the total private sector consumption.
Public Sector Consumption.  In 2021, public sector consumption in Italy increased by 0.6 per cent compared to a 1.6 per cent decrease in 2020, mainly due to public sector consumptions levels remaining at historically high levels despite the easing of the Coronavirus pandemic.
Gross Fixed Investment.  In 2021, gross fixed investment in Italy increased by 17.0 per cent compared to a 9.1 per cent decrease in 2020, mainly due to an increase in financed investments and ongoing structural investment reforms.
Net Exports.  In 2021, exports of goods and services increased by 13.3 per cent in volume compared to a 13.8 per cent decrease in 2020, mainly due to an increase in foreign demand.  Exports of goods increased at a faster pace compared to 2020 by approximately 13.1 per cent.  Italy’s world market share in 2021 remained stable at approximately 3.0 per cent at current prices and exchange.
Imports.  In 2021, imports of goods and services registered a 14.2 per cent increase compared to 2020, with a strong recovery from both goods and services mainly caused by an increase in domestic demand.

Strategic Infrastructure Projects.  Italy’s infrastructure is still significantly underdeveloped compared to other major European countries.
Italy adopted legislation in 2001 (the “Strategic Infrastructure Law”) providing the government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly in the Mezzogiorno.  The Strategic Infrastructure Law is aimed at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects.  In the last decade, beginning with the Strategic Infrastructure Law, progress was made in the planning of public works, starting to overcome historical weakness linked to long procedures due to overlapping powers and responsibilities among different levels of government.  In 2020 and 2021 general government expenditure for investments was 2.7 per cent and 2.9 per cent of GDP, respectively.
Principal Sectors of the Economy
In 2021, value added increased by 6.6 per cent, compared to a decrease of 8.6 per cent in 2020.
The following table sets forth value added by sector and the percentage of such sector of the total value added at purchasing power parity with 2015 prices.
Value Added by Sector(1)
	2017		2018		2019		2020		2021
	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total
Agriculture, fishing and forestry	32,883	2.1%	33,491	2.2%	32,961	2.1%	31,444	2,2%	31,034	2.0%
Industry	299,348	19.5%	305,399	19.7%	305,040	19.6%	270,669	19.0%	301,903	19.9%
of which: Manufacturing	253,908	16.6%	258,285	16.7%	257,147	16.6%	227,719	16.0%	251,263	16.6%
Mining	6,347	0.4%	6,304	0.4%	5,900	0.4%	6,513	0.5%	7,260	0.5%
Supply of Energy, Gas, Steam, and Conditioned Air	23,919	1.6%	25,465	1.6%	26,638	1.7%	26,600	1.9%	27,212	1.8%
Water Supply Drainage and Wasting	15,304	1.0%	15,418	1.0%	15,347	1.0%	15,112	1.1%	16,468	1.1%
Construction	65,580	4.3%	66,386	4.3%	68,171	4.4%	64,303	4.5%	78,170	5.1%
Services	1,134,499	74.0%	1,141,339	73.8%	1,148,026	73.9%	1,056,651	74.2%	1,106,807	72.9%
of which: Commerce, repairs, transport and storage, hotels and restaurants	326,042	21.3%	327,311	21.2%	333,073	21.4%	273,679	19.2%	303,099	20.0%
Information and communication services	57,547	3.8%	57,191	3.7%	58,681	3.8%	58,521	4.1%	60,148	4.0%
Financial and monetary intermediation	83,045	5.4%	82,717	5.3%	83,356	5.4%	83,903	5.9%	84,587	5.6%
Real estate activities	206,646	13.5%	208,678	13.5%	211,064	13.6%	205,479	14.4%	208,444	13.7%
Professional, scientific and technical activities	148,302	9.7%	153,636	9.9%	151,447	9.7%	147,770	10.4%	158,504	10.4%

	2017		2018		2019		2020		2021
	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total
Public administration and defense, mandatory social insurance, education, public health, social and personal services	249,415	16.3%	248,462	16.1%	247,058	15.9%	236,561	16.6%	240,361	15.8%
Recreational and artistic activities, repairs of goods and homes, and other services	63,478	4.1%	63,297	4.1%	63,385	4.1%	52,568	3.7%	52,325	3.5%
Value added at market prices	1,532,443	100.0%	1,546,749	100.0%	1,554,315	100.0%	1,423,114	100.0%	1,518,078	100.0%
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(1)	Value added in this table is calculated by reference to prices of products and services, excluding any taxes on any such products.
Source: Istat.
Role of the Government in the Economy
Until the early 1990’s, State-owned enterprises played a significant role in the Italian economy.  The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45.0 per cent of the Italian industrial and services sector and 80.0 per cent of the banking sector.  As a result of the implementation of its privatization program, which started in 1992, the State exited the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”)) and in the defense sector (principally through sales of shareholdings in Leonardo S.p.A., formerly known as Finmeccanica S.p.A.).  For additional information on the role of the Government in the Italian economy, see “Monetary System—Equity Participations by Banks—Structure of the Banking Industry” and “Public Finance—Government Enterprises.”
Services
Transport.  Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth.  The expansion of the transport sector was largely the result of trade integration with European markets.  Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses.  In recent years, many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.
Roadways are the dominant mode of transportation in Italy.  The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (“ANAS”) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade per l’Italia S.p.A. (“Autostrade”), which was privatized in 1999.
Projects for the construction of new high-speed train systems (Treno ad alta velocità) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed.  The corridors of Milano-Bologna-Rome-Naples-Salerno and Milano-Torino have been completed.  As of December 31, 2021, there were 24,564 kilometers of railroad track,  16,832 kilometers of which were operational, including 1,467 kilometers of high-speed railroad track, of which 68.6 per cent are managed by State-owned enterprises, with the remainder managed by private firms operating under concession from the Government.

In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A. (“FS”), with greater autonomy over investment, decision-making and management.  In response to EU directives and the intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition.  Italy liberalized railway transportation by creating two separate legal entities wholly owned by FS: (i) Trenitalia S.p.A., managing the transportation services business; and (ii) Rete Ferroviaria Italiana S.p.A., managing railway infrastructure components and the efficiency, safety and technological development of the network.  Starting from the end of April 2012, Nuovo Trasporto Viaggiatori S.p.A. brought competition to FS through “Italo,” another high-speed train that started serving the Milano-Bologna-Rome-Naples corridor.
On October 29, 2020, Italia Trasporto Aereo S.p.A. (“ITA”), a wholly owned subsidiary of the Italian Ministry of Economy and Finance, was incorporated to replace Alitalia, which used to be Italy’s national airline and was nationalized by the Government in compliance with EU regulation on State Aid following a €3.0 billion recapitalization provided for by Law Decree No. 34 of May 19, 2020 (converted into Law No. 77 of July 17, 2020).  On July 15, 2021, the board of directors of ITA approved the 2021-2025 industrial plan (the “Plan”) according to which ITA acquired certain of Alitalia’s assets, excluding, however, Alitalia’s brand which was separately acquired on October 14, 2021 for €90 million.  Upon the approval of the Plan, on July 28, 2021, the Government subscribed for an initial capital increase of €700 million.
Communications.  In 1997, the Italian Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives.  This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provides for the appointment of a supervisory authority.  The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”), consists of four members appointed by the Italian Parliament and a president appointed by the Government.  It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions.  Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and is renewable.
Italy’s telecommunications market is one of the largest in Europe.  The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services.  Competition among telecommunications operators has resulted in lower charges and a wider range of services offered.  In January 2000, access to local loop telephony was liberalized.  Wind Tre, resulting from the business combination of Wind and Hutchison 3G’s Italian businesses in 2016, is the largest mobile operator by revenues, followed by Telecom Italia Mobile (TIM) and Vodafone Italia (controlled by the Vodafone Group).
Internet and personal computer penetration rates in Italy have grown consistently in recent years.  Nonetheless, the data significantly differs geographically.  For example, there is a significant difference between North and Center regions of Italy, where penetration of broadband and ultrabroadband connections is far higher, compared to Southern regions of Italy, even though significant investments have been made in recent years in the Mezzogiorno area, aimed at bridging this gap.  At the end of 2021, residential and business broadband and ultrabroadband accesses exceeded 18.7 million units, equal to a ratio of 31.7 lines per 100 inhabitants.  Telecom Italia remains the largest internet provider by number of customers, followed by Fastweb, Vodafone Italia, Wind Tre and others (including BT Italia and Eolo).
Tourism.  Tourism is an important sector of the Italian economy.  In 2021, tourism revenues, net of amounts spent by Italians traveling abroad, increased to approximately €8.6 billion compared to €7.8 billion in 2020.  The growth in tourism revenues compared to 2020 follows the sharp decline caused by the Coronavirus pandemic’s travel restrictions.  In 2021 spending by foreign tourists in Italy increased by 23.0 per cent compared to 2020, and spending by Italian tourists abroad increased by 32.0 per cent.
Financial Services.  The percentage of investment of households allocated to shares and investment fund units amounted to approximately 38.5 per cent at the end of 2021, compared to 36.2 per cent in 2020.  Bank deposits accounted for 27.2 per cent (27.8 per cent in 2020), insurances and pension funds accounted for 23.1 per cent (24.0 per cent in 2020), and bonds accounted for 4.4 per cent (5.3 per cent in 2020).  In the past, a significant portion of Italy’s households used to be invested in public debt.  In 2021, however, households’ investments in public securities accounted for only 2.3 per cent of total households financial assets (2.8 per cent in 2020).
The general Italian share price index increased by 20.0 per cent in 2021.  This increase was mainly driven by an improved profitability of listed companies and an overall favorable monetary policy.
Italian household indebtedness as a percentage of disposable income increased in 2021 to 64.6 per cent.  Lending to families increased by 4.3 per cent in 2021.  The amount of mortgages granted increased by approximately 5.0 per cent in 2021, compared to a 4.1 per cent increase in 2020, while consumer credit by banks increased by 1.0 per cent in 2021 compared to a decrease of 0.6 per cent in 2020.  For additional information on the Italian banking system, see “Monetary System—Banking Regulation.”
Manufacturing
In 2021, the manufacturing sector represented 14.0 per cent of GDP and 15.4 per cent of total employment.  In 2021, value added in manufacturing increased by 10.3 per cent compared to a 11.4 per cent decrease in 2020.
Italy has compensated for its lack of natural resources by specializing in transformation and processing industries.  Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products, and transport equipment, including motor vehicles.
The number of large manufacturing companies in Italy is small in comparison to other European Union countries.  In 2021, the most significant companies by revenue included FCA Italy S.p.A. (automotive), Esselunga S.p.A. (retail chain store), Leonardo S.p.A. (formerly known as Finmeccanica S.p.A., defense, aeronautics, helicopters, and space), Fincantieri S.p.A. (shipbuilding), and Guccio Gucci S.p.A. (fashion).
Much of Italy’s industrial output is produced by small and medium-sized enterprises, which also account for much of the economic growth over the past 20 years.  These firms are especially active in light industries (including the manufacture of textiles, production machinery, clothing, food, shoes, and paper), where they have been innovators, and export a significant share of their production.  The profit margins of large manufacturing firms, however, have generally been higher than those of their smaller counterparts.  Various government programs (in addition to EU programs) to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.
Traditionally, investment in research and development (“R&D”) has been subdued in Italy.  Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrialized countries, reflecting the Italian industry’s persistent difficulty in closing the technology gap with other advanced economies.  Total R&D spending in Italy was 1.5 per cent of GDP in 2020 (the most recent year for which data is available), compared to 3.1 per cent in Germany and to an average of 2.2 per cent in the EU.
The following table shows the growth by sector of indexed industrial production for the years indicated.
Industrial Production by Sector (Index: 2015 = 100)
	2016	2017	2018	2019	2020	2021
Food and tobacco	102.0	104.5	107.0	109.9	107.4	114.2
Textiles, clothing and leather	97.7	97.3	99.0	94.1	67.5	74.6
Wood, paper and printing	98.3	97.9	94.7	94.0	84.5	95.1
Coke and refinery	97.9	101.4	99.8	97.4	82.2	88.8
Chemical products	101.8	104.7	105.8	106.2	98.5	106.0
Pharmaceutical products	100.5	106.7	111.8	114.5	109.4	111.2
Rubber, plastic materials and non-ferrous minerals	103.1	106.8	104.6	101.2	91.4	108.7
Metals and ferrous products	102.1	105.9	107.8	103.1	90.1	106.4
Electronic and optic materials	99.2	100.3	102.0	104.7	97.3	109.9
Electric appliances for households	98.9	100.7	106.8	106.3	95.5	115.0
Machinery and equipment	103.0	109.1	114.0	111.6	95.7	111.0
Transport means	104.1	107.4	108.0	103.4	84.6	96.3
Other industrial products	102.9	107.8	113.1	117.1	106.3	122.5

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Source: ISTAT.
Energy Consumption
Energy consumption, measured in terms of millions of tons of oil equivalent, or “MTOE,” increased by 6.6 per cent in 2021 compared to a decrease of 9.2 per cent in 2020.  In 2021 (in MTOE), oil represented 31.0 per cent of Italy’s energy consumption compared to 30.9 per cent in 2020, natural gas represented 42.0 per cent of Italy’s energy consumption compared to 41.6 per cent in 2020, renewable energy resources represented 20.0 per cent of Italy’s energy consumption compared to 20.9 per cent in 2020, solid combustibles represented 3.7 per cent of Italy’s energy consumption compared to 3.6 per cent in 2020, and net imported electricity represented 2.7 per cent of Italy’s energy consumption compared to 2.4 in 2020.  In 2021, Italy’s production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented 23.6 per cent of the national energy consumption, compared to 26.0 per cent in 2020.  Therefore, in 2021 Italy continued to rely heavily on energy imports, mainly of oil and natural gas.
The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level.  The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity and natural gas activities, with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs.  Italy’s domestic energy industry includes several major companies in which the Government holds an interest.
ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.  As of September 2022, the Ministry of Economy and Finance held approximately 4.4 per cent of the share capital of ENI directly and 26.2 per cent through Cassa Depositi e Prestiti S.p.A. (“CDP”).
ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation, and distribution of electricity.  As of September 2022, the Ministry of Economy and Finance held approximately 23.6 per cent of ENEL’s share capital directly.
CDP is a privately held corporation in which the Ministry of Economy and Finance owns approximately 82.8 per cent of the share capital.  CDP is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies.  For additional information regarding CDP, see “Public Debt—General—Public Debt Management.”  As of September 2022, CDP also indirectly holds approximately 29.9 per cent of the share capital of Terna S.p.A. (“Terna”).  Formerly owned by ENEL, Terna is a public company that owns and operates a major portion of the transmission assets of Italy’s national electricity grid.
Construction
In 2021, construction represented 4.4 per cent of GDP and 6.6 per cent of total employment.  Investment in construction (characterized, as in the past, by more persistent cyclical fluctuation) represented 47.6 per cent of fixed investments in 2021.  Housing investments increased by 25.9 per cent in 2021, compared to a 7.4 per cent decrease in 2020, while house prices increased by 2.5 per cent, following the trend set by the 1.9 per cent increase in 2020.  Investment in non-residential construction increased by 18.7 per cent in 2021, compared to a 6.0 per cent decrease in 2020, while investment in residential construction increased by 25.9 per cent, compared to a 7.4 per cent decrease in 2020.
Agriculture, Fishing and Forestry
In 2021, agriculture, fishing and forestry decreased by 1.3 per cent compared to 2020 and accounted for 1.7 per cent of GDP and 3.6 per cent of total employment.  Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s.  Italy is a net importer of all categories of food except fruits and vegetables.  The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes, and tomatoes.  Cereals are grown principally in the Po valley in the North and in the South-Eastern plains, olives are grown principally in Central and Southern Italy and grapes are grown throughout the country.
Employment and Labor
General.  Job creation has been and continues to be a key objective of the Government.  Employment increased by approximately 0.7 per cent in 2021, partly due to a lower use of wage integration schemes that had been exerting pressure on the labor market in 2020.
The unemployment rate in Italy increased to 9.7 per cent in 2021 from 9.5 per cent in 2020, marking a 0.2 per cent increase.  As of September 30, 2022, Italy recorded an unemployment rate of 7.9 per cent. The decrease in the unemployment rate was caused, among other things, by the lifting of certain restrictive measures adopted by the Government in response to the Coronavirus pandemic, a growth in the import and export rate, and increased government contracts, with the sectors most affected by this decrease in the unemployment rate being the service and construction sectors.

The following table shows the change in total employment in standard labor units, labor market participation rate and unemployment rate for each of the periods indicated.  A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.
Employment
	2017	2018	2019	2020	2021
Employment in standard labor units (per cent on prior year)	0.8	0.8	0.0	(10.3)	7.6
Participation rate (per cent)(1)	65.4	65.6	65.7	63.5	64.5
Unemployment rate (per cent)(2)	11.3	10.6	9.9	9.3	9.5
_____________________
(1)	Participation rate is the rate of employment for the population between the ages of 15 and 64.
(2)	Unemployment rate does not include workers paid by Cassa Integrazione Guadagni, or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.
Source: ISTAT.
Employment by sector.  In 2021, approximately 73.0 per cent were employed in the service sector, 16.8 per cent were employed in the industrial sector (excluding construction), 6.6 per cent were employed in the construction sector and 3.6 per cent were employed in the agriculture, fishing and forestry sector.
Employment by geographic area and gender.  Unemployment in Southern Italy, which in 2021 reached 16.7 per cent, has been historically higher than in Northern and Central Italy, respectively 6.1 and 8.8 per cent.  In 2021, unemployment in the South increased by 0.2 per cent compared to a 0.2 per cent increase in the Centre, while the rate remained stable in the North.  The number of persons employed increased throughout the country by 0.7 per cent.  In 2021, the unemployment rate of females in Italy was 10.8 per cent, a 0.3 per cent increase compared to 2020.  In 2021, the unemployment rate of males in Italy increased by 0.1 per cent compared to 2020 and was 8.8 per cent in 2020.  The participation rate remained stable.
Employment of the population between the ages 15-24.  The unemployment rate of the population in Italy aged 15-24 decreased by 1.9 per cent from 2020, reaching 27.5 per cent in 2021, compared to 29.4 per cent in 2020.  In the euro area, the unemployment rate of the population aged 15‑24 in 2020 and 2021 was 17.7 per cent and 15.4 per cent, respectively.
The following table shows the unemployment rate of the population between ages of 15-24 in Italy and the euro area for the periods provided.
Unemployment of the Population aged 15-24
	2016	2017	2018	2019	2020	2021
Italy	37.6	34.9	32.4	29.0	30.0	29.5
Euro area(1)	21.4	19.3	17.5	16.3	18.0	16.8
_____________________
(1)	The euro area represents the 19 countries participating in the European Economic and Monetary Union.
Source: Eurostat.
Government programs and regulatory framework.  The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country and reducing unemployment.

Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector that are temporarily laid off or who have had their working hours reduced.  Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable to up to 36 months for workers nearing retirement age.  In March 2020, the Government introduced an ad hoc Wage Supplementation Fund directed specifically to workers who had lost their jobs due to the Coronavirus pandemic.  The system of the CIG was conceived for a context of transitory sectoral and / or business crises, and for this reason in 2020 its reach was extended in order to include the businesses and the sectors that in ordinary situations would not have had access to CIG.In total, the Istituto Nazionale di Previdenza Sociale (“INPS”) authorized 1.79 billion hours under the CIG in 2021, compared to the 2.96 billion hours authorized in 2020.
Prices and Wages
Wages.  Unit labor costs have historically been lower in Italy, on average, than in most other European countries.  This is due to lower average earnings per employee, combined with lower productivity levels.
Real earnings increased by 2.1 per cent in 2021, following an increase by 3.8 per cent in gross earnings compared to 2020.  Employees earnings increased by 7.6 per cent compared to a 0.2 per cent increase of self-employed workers’ earnings.  In the private sector, nominal earnings increased by 0.4 per cent compared to 2021, with a larger increase for those employed in the agriculture sector as opposed to those employed in the industry sector or in services.  In the public sector, nominal wages increased by 0.5 per cent.  Unit labor increased by 7.3 per cent in 2021, after a sharp decrease in 2020.
Prices.  The HICP reflects the change in price of a basket of goods and services taking into account all families resident in a given territory.  The inflation rate in the euro area, as measured by the HICP, was 2.6 per cent in 2021, compared to 0.3 per cent in 2020.  Since Italy’s entry into the euro area in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank.  For additional information on monetary policy in the euro zone, see “Monetary System—Monetary Policy.”
In 2021, as measured by the HICP, Italy recorded an average inflation of 1.9 per cent compared to an average deflation of 0.1 per cent in 2020.
The following table illustrates trends in prices and wages for the periods indicated.
Prices and Wages (in per cent)
	2017	2018	2019	2020	2021
Cost of Living Index(1)	1.1	1.1	0.5	(0.3)	1.9
EU Harmonized Consumer Price Index(1)	1.6	1.8	1.4	0.7	2.9
Core Inflation Index(2)	0.7	0.5	0.5	0.5	0.8
Change in Unit Labor Cost(3)	(0.1)	2.0	1.3	3.2	(0.1)
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(1)
The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee.  It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.
(3)	Unit labor costs are per capita wages reduced by productivity gains.
Source: Bank of Italy, OECD, Eurostat.

As of October 31, 2022, harmonized inflation as measured by the HICP in Italy increased to 12.6 per cent compared to 3.2 per cent in the same period of 2021. The increase in the average yearly inflation rate was caused, among other things, by commodity price trends, supply chain disruptions, tensions affecting international trade and surging prices in key sectors of the economy such as the energy, hospitality and manufacturing sectors.
Social Welfare System
Italy has a comprehensive social welfare system, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving government funding.  These social services are funded in part by contributions from employers and employees and in part from general tax revenues.  They represent the largest single government expenditure.  For additional information on government revenues and expenditures, see “Public Finance—Revenues and Expenditures.”
Social benefits in cash include expenditures for pensions, disability, and unemployment benefits.  The two principal social security agencies, INPS and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all government employees and employees of the private sector and their qualified dependents, as well as coverage for accidents in the workplace or permanent disability as a consequence of employment.  In 2021, pensions were provided to approximately 16.0 million beneficiaries, totaling disbursements for approximately €311.9 billion.
Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem.  Controlling pension spending is a particularly important government objective given Italy’s aging population.  Since 1992, Italy has adopted a number of measures designed to control the growth of pension expenditures.  Recent measures include:
•
The stability law for 2018 (Law No. 172 of December 4, 2017), exempting certain categories of workers from the increase of the retirement age to 67 years.  The stability law for 2018 also included measures providing for an extension to December 31, 2019 of the experimental pension advance scheme introduced by the budget law for 2017 (Law No. 232 of December 11, 2016) (so-called voluntary APE) and expanded its scope to additional categories of workers.

•
The 2019 budget law (Law No. 145 of December 30, 2018), allowing workers of at least 62 years of age and 38 years of social contribution to the national pension fund to apply for early retirement.  These measures were implemented through the adoption of Law Decree No. 4 of January 28, 2019 (converted into Law No. 26 of March 28, 2019).

•
The 2021 budget law (Law No. 178 of December 30, 2020), changing the calculation rules for companies employing more than 250 employees to facilitate access to a pension to part-time workers and introducing certain retirement relief measures for certain categories of workers.

•	The 2022 budget law (Law No. 234 of December 30, 2021), allowing individuals of at least 64 years of age and 38 years of social contribution to the national pension fund to apply for early retirement.
•	The 2023 budget law (Law No. 197 of December 29, 2022), allowing individuals of at least 62 years of age and 41 years of social contribution to the national pension fund to apply for early retirement.
The following table shows estimated public expenditure for pensions as a percentage of GDP based on the implementation of the various reforms described above.

Estimated Pension Expenditure (as a per cent of GDP)
	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Current Legislation	15.6	16.9	16.4	16.9	17.5	17.3	16.8	15.7	14.6	13.8	13.4	13.4
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Source: Ministry of Economy and Finance.

MONETARY SYSTEM
The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.
Monetary Policy
The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the EMU, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia and Latvia adopted the euro beginning on January 1, 2011 and January 1, 2014, respectively. Lithuania joined the Eurozone and adopted the euro on January 1, 2015.
The European System of Central Banks (“ESCB”) consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem consists of the ECB and the 19 national central banks of those countries that have adopted the euro. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, Croatia, the Czech Republic, Denmark, Hungary, Poland, Romania and Sweden), there will be a distinction between the 19-country Eurosystem and the 27-country ESCB. The eight national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.
The Eurosystem is principally responsible for:
•
defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;
•	issuing banknotes in the euro area;
•	promoting the smooth operation of payment systems; and
•	cooperating in the supervision of credit institutions and the stability of the financial system.
The ESCB is governed by the decision-making bodies of the ECB which are:

•
the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council and managing the day-to-day business of the ECB;

•
the Governing Council, composed of the six members of the Executive Board and the governors of the 19 national central banks, in charge of implementing the tasks assigned to the Eurosystem, formulating the euro area’s monetary policy and to adopt decisions relating to the general framework under which supervisory decisions are taken;

•
the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro; and

•	the Supervisory Board, composed of the Chair, the Vice-Chair, four ECB representatives and representatives of national supervisors, carries out ECB’s supervisory tasks.
The ECB is independent of the national central banks and the governments of the Member States and has its own budget, independent of that of the EU; its capital is not funded by the EU but has been subscribed and paid up by the national central banks of the Member States, pro-rated, for each Member State that has adopted the euro, to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of December 29, 2021, the ECB had subscribed capital of approximately €10.8 billion and paid up capital of approximately €8.2 billion. As of December 29, 2021, the Bank of Italy had subscribed for approximately €1.4 billion, fully paid up, based on the capital key used to calculate each of the euro area national central banks’ subscription to the capital of the ECB, which in the case of Italy is equal to 13.8 per cent.
The Bank of Italy. The Bank of Italy, founded in 1893, is the banker to the Treasury and had historically been the lender of last resort for Italian banks prior to the onset of the European sovereign debt crisis in 2009. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. As of December 31, 2021, the Bank of Italy had assets of approximately €1,538.1 billion, held gold in the amount of approximately €126.9 billion (including gold receivables) and capital and reserves of approximately €26.3 billion.
The ECB’s Monetary Policy. The primary objective of the ECB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In 2003, clarifying previous positions taken since October 1998, the Governing Council stated that the ECB monetary strategy, in the pursuit of price stability, aims to maintain inflation rates below, but close to, 2.0 per cent over the medium term. Inflation rate has been defined as an annual increase in the HICP for the euro. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB: monetary analysis and economic analysis.
The first pillar, monetary analysis, focuses on a longer term horizon than the economic analysis. It mainly serves as a means of cross-checking, from a medium to long-term perspective, the short to medium-term indications for monetary policy coming from the economic analysis. Monetary analysis assigns a prominent role to money supply, the growth rate of which is measured through three monetary aggregates, a narrow monetary aggregate (M1), an intermediate monetary aggregate (M2) and a broad monetary aggregate (M3). These aggregates differ with regard to the degree of liquidity of the assets they include. M1 comprises currency (banknotes and coins) and overnight deposits, which can immediately be converted into currency or used for cashless payments. M2 comprises M1 and deposits with an agreed maturity of up to and including two years or redeemable at a period of notice of up to and including three months. These deposits can be converted into M1 components, subject to certain restrictions such as the need for advance notice, penalties and fees. M3 comprises M2 as well as repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. These additional instruments have a high degree of liquidity and price certainty, which make them close substitutes for deposits. As a result, M3 is less affected by substitution between various liquid asset categories and is more stable than narrower (M1 and M2) money.
In December 1998, the Governing Council set the first quantitative reference value for monetary growth at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003, the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature. The reference value has not been changed since.
The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including developments in overall output, demand and labor market conditions, a broad range of price and cost indicators, fiscal policy and the balance of payments for the euro area as well as the production and review of macroeconomic projections.
Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.
The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.
ECB Money Supply and Credit.
In May 2019, the annual growth rate of the broad monetary aggregate M3 increased to 4.8 per cent from 4.7 per cent in April 2019. The annual growth rate of M1, decreased to 7.2 per cent in May 2019, from 7.4 per cent in April 2019. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) increased to 0.7 per cent in May 2019, from 0.6 per cent in April 2019. The annual growth rate of marketable instruments (M3-M2) increased to negative 2.5 per cent in May 2019, from negative 5.4 per cent in April 2019.
In May 2020, the annual growth rate of the broad monetary aggregate M3 increased to 8.9 per cent from 8.2 per cent in April 2020. The annual growth rate of M1, increased to 12.5 per cent in May 2020, from 8.2 per cent in April 2020. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) increased to 0.7 per cent in May 2020, from negative 0.3 per cent in April 2020. The annual growth rate of marketable instruments (M3-M2) decreased to 5.8 per cent in May 2020, from 5.9 per cent in April 2020.
In May 2021, the annual growth rate of the broad monetary aggregate M3 decreased to 8.4 per cent from 9.2 per cent in April 2021. The annual growth rate of M1, decreased to 11.6 per cent in May 2021, from 12.3 per cent in April 2021. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) decreased to negative 0.7 per cent in May 2021, from 0.3 per cent in April 2021. The annual growth rate of marketable instruments (M3-M2) increased to 11.3 per cent in May 2021, from 10.5 per cent in April 2021.

In May 2022, the annual growth rate of the broad monetary aggregate M3 decreased to 5.6 per cent from 6.1 per cent in April 2022. The annual growth rate of M1, decreased to 7.8 per cent in May 2022, from 8.2 per cent in April 2022. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) decreased to 0.3 per cent in May 2022, from 0.4 per cent in April 2022. The annual growth rate of marketable instruments (M3-M2) decreased to negative 2.3 per cent in May 2022, from 1.3 per cent in April 2022.
ECB Interest Rates. The following table shows the movement in the ECB interest rate on main refinancing operations and on marginal lending and deposit facilities from 2015 to date.
		Main Refinancing Operations[1]
Effective date	Deposit Facility per cent interest rate	Fixed rate tenders	Variable rate tenders – minimum bid rate	Marginal lending facility per cent interest rate
2015 December 9	(0.30)	0.05	—	0.30
2016 March 16	(0.40)	0.00	—	0.25
2019 September 18	(0.50)	0.00	—	0.25
2022 July 27	0.00	0.50	—	0.75
September 14	0.75	1.25	—	1.50
November 2	1.50	2.00	—	2.25
December 21	2.00	2.50	—	2.75
_____________________
(1)	The table presents only changes in key ECB interest rates. No changes to key ECB interest rates were recorded in 2017, 2018, 2020 and 2021.
Source: European Central Bank.
Exchange Rate Policy
Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The EU Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the EU Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.
Banking Regulation
Regulatory Framework.
Pursuant to the principle of “home country control”, non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by Directive 2006/48/EC and Directive 2006/49/EC (collectively known as Capital Requirements Directive, or CRD I), as amended by Directive 2009/27/EC, Directive 2009/83/EC and Directive 2009/111/EC (collectively known as CRD II), by Directive 2010/76/EU (known as CRD III), by Directive 2013/36/EU (known as CRD IV) and by Directive 2019/878/EC (known as CRD V). Under the principle of “home country control”, a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.
Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of deregulation. The principal components of deregulation at the European level are set forth in EU Directives and provide for:
•	the free movement of capital among member countries;
•	the easing of restrictions on new branch openings;
•	the range of domestic and international services that banks are able to offer throughout the European Union; and
•	the elimination of limitations on annual lending volumes and loan maturities.
The effect of the deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank‑related services.
The Consolidated Banking Law. In 1993, Legislative Decree No. 385 of September 1, 1993, (the “Consolidated Banking Law”) consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking.
The Draghi Law. Legislative Decree No. 58 of February 24, 1998, (the “Draghi Law”) entered into force in 1998 and introduced a comprehensive regulation of investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies and it has implemented the EU directives on securities. In particular, the Draghi Law introduced a comprehensive regulation of investment services and collective investment management which applies to banks, investment firms and asset managers.
Directive 2004/39/EC - The Markets in Financial Instruments EU Directive (MiFID). On November 1, 2017, Directive 2004/39/EC (“MiFID”) came into force and replaced the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:
•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;
•	introduces the operation of multilateral trading facilities as a new core investment service; and
•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.
The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.
Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission (“Consob”) and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.
Directive 2014/65/EU - The Markets in Financial Instruments EU Directive II (MiFID II). In April 2014, the European Parliament repealed and recast the MiFID into a new Directive (Directive 2014/65/EU) (“MiFID II”) alongside a new regulation (Regulation 600/2014) (“MiFIR”). The new framework aims to make financial markets more efficient, resilient and transparent. The measures are intended to increase investor protection by introducing more stringent organizational and conduct requirements and strengthen the role of management bodies and the supervisory powers of regulators. Both MiFID II and MiFIR came into force on July 2, 2014. Member States had until January 3, 2018 to transpose these new measures into national law.
Law No. 33 of March 24, 2015. In March 2015, Parliament converted Law Decree No. 3 of January 24, 2015 into Law No. 33 of March 24, 2015, also known as “Investment Compact.” Law No. 33/2015 required co-operative banks exceeding €8.0 billion in assets to incorporate as joint stock banks by December 2016. Law No. 33/2015 also mandated for a change in the corporate governance structure of those banks, providing for proportionality of voting rights to the number of shares owned by shareholders (as opposed to the previous method where every member of the bank held one vote, independently of its share ownership).
Law No. 49 of April 8, 2016. In April 2016, Parliament converted Law Decree No. 18 of February 14, 2016, into Law No. 49 of April 8, 2016, also known as “BCC Reform.” The BCC Reform requires co-operative banks to join a banking group in order to obtain or maintain their authorization for carrying out banking activities. Alternatively, co-operative banks with net assets in excess of €200 million could opt to maintain such authorization by re-incorporating as joint stock banks by June 14, 2016.
Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito ed il Risparmio, or “CICR”), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.
The CICR. The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.

The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy. Furthermore, the Ministry of Economy and Finance may exercise certain powers in relation to regulating wholesale markets for government securities.
The Bank of Italy. The Bank of Italy supervises banks and certain other financial intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of oversight: capital requirements, risk management, acquisitions of participations, administrative and accounting organization and internal controls, and public disclosure requirements. The Bank of Italy also regulates other fields, such as transparency in banking and financial transactions of banks and financial intermediaries, international payments, money laundering and terrorism financing. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.
On-site visits carried out by the Bank of Italy may be either “general” or “special” (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own bylaws.
The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.
In addition to its supervisory role, the Bank of Italy – as the Italian Central Bank – performs monetary policy functions by participating in the ESCB, and acts as treasurer to the Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk. Furthermore, the Bank of Italy may exercise a supervisory authority on wholesale markets for domestic government securities.
On December 28, 2005, Law No. 262 was passed to modify the powers and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6‑year term, and may be reappointed only once. In addition, the Law No. 262/2005 transferred most of the powers of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in cases of mergers and acquisitions.
The SSM. On October 29, 2013, following Council Regulation 1024/2013 and Regulation 1022/2013, the EU approved the creation of the Single Supervisory Mechanism (“SSM”) as the new system of banking supervision for Europe, which has been effective since November 4, 2014. The SSM grants the ECB, in conjunction with national supervisory authorities, a supervisory role to monitor the financial stability of banks based in eurozone countries. The SSM’s main aims are to:

•	ensure the safety and soundness of the European banking system;
•	increase financial integration and stability; and
•	ensure consistent banking supervision.
Eurozone countries automatically joined the SSM, while Member States of the EU outside the eurozone can voluntarily participate. Other countries that do not yet have the euro as their currency can choose to participate. To do so, their national supervisors enter into “close cooperation” with the ECB. Bulgaria and Croatia joined European banking supervision through close cooperation in October 2020. The ECB directly supervises the 111 most significant banks of the participating countries, representing approximately 82.0 per cent of the total banking assets in the euro area. Banks that are not considered eligible for ECB supervision continue to be supervised by their national supervisors, in close cooperation with the ECB.
The SSM functions in conjunction with the Single Resolution Mechanism (“SRM”), created by Regulation 806/2014. The SRM is composed of the National Resolution Authorities (“NRAs”) and the Single Resolution Board, a European agency that is also staffed by representatives of the NRAs. By Legislative Decree No. 180 of November 16, 2015, the Bank of Italy established the Italian National Resolution Fund, an essential part of the SRM which harmonizes the resolution procedures for credit institutions and some investment firms within the 19 Member States of the euro area. The Italian National Resolution Fund is financed by contributions from the Italian banking sector and some investment firms. The SRM is also responsible for the orderly management of crises at banks that are classified as systemically important financial institutions or which operate across borders within the euro area, and at major investment firms, resolving any problems arising from the fragmentation of procedures along national lines.
Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with an agreed maturity of up to and including two years, deposits redeemable at notice of up to and including two years and debt securities with an original maturity of up to and including two years.
Risk-Based Capital Requirements and Solvency Ratios
In 2013, the European Union adopted the Basel III rules which were implemented in the EU through the Capital Requirements Regulation (“CRR”) and CRD IV, which replaced CRD I, CRD II and CRD III. CRD IV came into force on January 1, 2014 with other provisions being phased in by 2019. The legislative package of measures was aimed at improving the banking sector’s ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks’ transparency and disclosure with the effect of limiting the instruments that qualify as regulatory capital and increasing the amount of capital required. The CRR was then amended in 2019 by the Capital Requirements Regulation II (“CRR II”) and CRD V.
Basel III rules require banks to meet certain minimum capital ratios. In addition, Basel III rules provide additional rules on liquidity by requiring that banks meet a liquidity coverage ratio and a net stable funding ratio and rules on leverage by requiring that banks meet a leverage ratio.
Italian capital adequacy requirements are mainly governed by CRD IV and CRD V, the Consolidated Banking Law, CICR Regulations and other implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). Under the implementing regulations of the Bank of Italy, Italian banks are required to maintain certain ratios of regulatory capital to risk‑weighted assets.
Risk Concentration Limitations. The Bank of Italy has issued implementing regulations which require stand-alone banks and banking groups to limit each risk position to no more than 25.0 per cent of supervisory capital and their exposures to any single customer or group of related customers to 25.0 per cent of the bank’s regulatory capital. Under specific conditions, for exposures to related or connected parties, the credit risk position may overcome the 25.0 per cent of supervisory capital limit.
Banks belonging to banking groups shall be subject to an individual limit of 40.0 per cent of their supervisory capital provided that the group to which they belong complies with the above limits at the consolidated level. The exception is therefore not applicable to Italian banks that do not belong to a banking group and are stand-alone entities.
Equity Participations by Banks
Prior approval of the Bank of Italy is required for any direct and indirect equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10.0 per cent of the regulatory capital of the acquiring bank; or (2) resulting in the control of the share capital of, or significant influence on, a bank or financial or insurance company having its registered office in a non-EU State other than Canada, Japan, Switzerland or the United States.
The acquisition by banks and banking groups of shareholdings in non-financial companies is also subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups cannot exceed 60.0 per cent of the acquiring bank’s regulatory capital. Banks and banking groups may not acquire shareholdings in any single non-financial company exceeding 15.0 per cent of the acquiring bank’s regulatory capital.
Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the main Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.
Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank has entered into extraordinary administration (amministrazione straordinaria) or is undergoing mandatory liquidation (liquidazione coatta amministrativa). If a bank becomes subject to extraordinary administration, the Interbank Fund may make payments to support the business of the relevant bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €100,000 per depositor per bank. The guarantee does not cover customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.
Structure of the Banking Industry. Italy had 456 banks as of December 31, 2021, as opposed to 474 banks as of December 31, 2020. As of December 31, 2021, there were 54 banking groups in Italy, from 59 banking groups as of December 31, 2020. The ownership structure of the Italian banking sector has undergone substantial changes since 1992, reflecting significant privatizations through 1998. Since 1999, the Italian banking sector has experienced significant consolidation and this process has resulted in the formation of Italian banking groups of international standing. In 2021, the three largest banking groups in Italy were: Intesa Sanpaolo, UniCredit Group, and Banco BPM The degree of banking concentration in Italy, measured by the share of assets held by the 13 most significant banks in Italy under the SSM, was 82.0 per cent in 2021.
Capitalization. In 2021, the Italian banking system’s aggregate capitalization decreased from 2020. At the end of the year, consolidated regulatory capital amounted to €241.8 billion, a 2.8 per cent decrease from the end of 2020. In 2021, Tier 1 capital decreased to €213.0 billion compared to €218.9 billion in 2020.
In 2021, the banking system’s capital ratios decreased compared to 2020. As of December 31, 2021, the Common Equity Tier 1 (“CET1”) ratio was 15.3 per cent and the Tier 1 ratio 16.6 per cent. The total capital ratio decreased to 18.8 per cent from 19.1 per cent in 2020. As of December 31, 2021, the Tier 1 ratio and total capital ratio of the five largest Italian banking groups were 16.8 per cent and 19.1 per cent, respectively, compared to 17.1 and 19.5 respectively in 2020.
At the end of 2021, the capital ratios of the five largest Italian banking groups were in line with the average ratios observed by the EBA for a number of European banks of comparable size. In particular, the CET1 ratio of the five largest Italian banking groups and the CET1 ratio of the largest European banks was 15.3 per cent and 15.4 per cent, respectively.
Bad Debts and Non-Performing Exposure. Bad debts (i.e. debts whose full repayment is uncertain because the relevant debtors are insolvent) decreased by 35.1 per cent in 2021 to €34,946 million, compared to €47,209 million in 2020. As a percentage of total outstanding loans, bad debts decreased to 1.4 per cent in 2021 from 2.0 per cent in 2020. The non-performing exposure (i.e. material exposures that are more than 90 days past-due) of Italian banks decreased in 2021, both generally and at the five largest Italian banks. The non-performing exposures of the entire Italian banking system in 2021 amounted to 3.4 per cent of the total outstanding loans compared to 4.4 per cent in 2020. Similarly, for Italy’s five largest banks non-performing exposure amounted to 3.1 per cent in 2021, against 4.1 per cent in 2020. The average provisioning ratio against non-performing exposure of Italian banks stood at 52.0 per cent as of December 31, 2021.
Measures to assess the condition of Italian Banking System
In order to stabilize the banking system and protect private savings, the Government has enacted measures, which, among other things, allow the Ministry of Economy and Finance to support the recapitalization of Italian banks by subscribing for financial instruments and guaranteeing share capital increases, to provide a state guarantee on funds granted by the Bank of Italy to banks needing emergency liquidity and, in addition to the existing domestic bank deposit guaranty, to guarantee in full all Italian bank deposits. The measures adopted in Italy to preserve the stability of the financial system are aimed at protecting savers and maintaining adequate levels of bank liquidity and capitalization.
On December 23, 2016, the Government created a €20.0 billion fund to support the Italian banking system. The fund aims at supporting access to liquidity of Italian banks by providing a government guarantee to the issuance of banks’ securities. Furthermore, the fund is intended to provide support to the recapitalization of banks that during the stress tests would suffer severe impacts as a result of adverse scenarios. Access to the fund is subject to the approval by the ECB of a recapitalization plan and requires the mandatory conversion of the bank’s outstanding junior bonds into shares.
The Bank of Italy and the European Banking Authority ("EBA") periodically conduct stress tests to assess the banking system’s ability to operate in adverse situations.

In January 2021, the EBA launched a EU‑wide stress test  to provide supervisors, banks and other market participants with a common analytical framework to consistently compare and assess the resilience of EU banks to adverse market developments and shocks, providing valuable input for assessing the resilience of the European banking sector. It has been conducted on a sample of 50 banks from 15 EU and EEA countries, including 38 banks from euro area countries and 12 banks from Denmark, Hungary, Norway, Poland and Sweden. The Italian banks included in the stress test were Banco BPM S.p.A., Banca Monte dei Paschi di Siena S.p.A., Intesa Sanpaolo S.p.A., Mediobanca Banca di Credito Finanziario S.p.A. and UniCredit S.p.A. The exercise was not designed as a pass-fail test but as a supervisory tool and an input for the Pillar 2 assessment of banks. The adverse scenario is based on a narrative of a prolonged Coronavirus pandemic effect in a ‘lower for longer’ interest rate environment, in which negative confidence shocks would prolong the economic contraction. . The banks included in the 2021 stress test sample reported a 15.3 per cent weighted average transitional CET1 capital ratio as of December 2020. The aggregate capital ratio at the starting point was above the aggregate ratio reported by banks at the beginning of previous EU-wide stress test exercises. Over the stress test horizon, the weighted average CET1 capital ratio moved from 15.3 per cent transitional (15.0 per cent on a fully loaded basis) as of the end of 2020, to 10.3 per cent (on a transitional basis) or 10.2 per cent (on a fully loaded basis) at the end of 2023. Therefore, under the adverse scenario, the aggregate transitional CET1 capital ratio decreases by 497 bps (on a transitional basis) over the three-year period of the exercise (485 bps on a fully loaded basis).
 Credit Allocation
The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.
During 2021, overall lending activity, including repos and bad debts, increased by 2.0 per cent compared to a 4.1 per cent increase in 2020. Lending activity in southern Italy increased in 2021 by 3.8 per cent compared to a 3.7 per cent increase in 2020. Lending activity in central and northern Italy also increased in 2021 by 1.6 per cent compared to a 4.1 per cent increase in 2020.
Exchange Controls
Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements which, if breached, may result in the imposition of administrative fines or criminal penalties. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
Italy is fully integrated into the European and world economies, with imports and exports in 2021 representing 29.9 per cent of real GDP and 32.0 per cent of real GDP, respectively. In recent years, Italy has recorded a trade surplus, increasing from €47.6 billion in 2017 to €63.3 billion in 2020. In 2021, the trade surplus was €44.2 billion, mainly due to a larger increase in imports relative to the increase in exports. In 2021, imports increased by 26.4 per cent, mainly due to an increase in imports relating to manufacturing industries totaling €387.0 billion in 2021. Exports increased by approximately 18.2 per cent in 2021, mainly affected by exports of manufactured products which increased to €492.6 billion in 2021.
The following table illustrates Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob.” Import amounts include all costs, insurance and freight, frequently referred to as “cif.” A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is also included.
Foreign Trade (cif-fob)
	2017	2018	2019	2020	2021
	(in € millions)
Exports (fob)(1)
Agriculture, forestry and fishing	7,115	6,876	6,934	7,179	7,809
Extractive industries	1,243	1,174	962	967	1,442
Manufactured products	430,742	447,013	461,297	419,374	492,617
Food, beverage and tobacco products	34,162	35,474	38,399	39,615	44,201
Textiles, leather products, clothing, accessories	51,018	53,189	57,347	46,736	54,818
Wood, wood products, paper, printing	8,599	8,966	9,012	8,104	9,460
Coke and refined oil products	13,362	14,659	13,405	8,118	13,838
Chemical substances and products	30,127	31,282	30,905	29,710	35,350
Pharmaceutical, chemical-medical, botanical products	24,722	25,923	32,690	34,017	33,271
Rubber, plastic, non-metallic mineral products	26,463	27,277	27,479	25,671	30,002
Base metal, metal (non-machine) products	47,333	50,088	51,483	49,072	61,847
Computers, electronic and optical devices	14,500	15,597	15,700	15,510	17,394
Electrical equipment	23,343	24,249	23,889	21,970	26,579
Machines and other non-classified products	80,143	82,280	82,719	72,858	83,532
Transportation means	51,044	51,573	50,569	44,882	52,459
Products from other manufacturing activities	25,928	26,456	27,689	23,110	29,864
Electrical energy, gas, steam, air conditioning	355	269	321	315	735
Other products	9,674	9,993	10,838	8,882	13,659
Total exports	449,129	465,325	480,352	436,718	516,262

	2017	2018	2019	2020	2021
	(in € millions)

Imports (cif)(1)
Agriculture, forestry and fishing	14,483	14,495	14,768	14,646	16,307
Extractive industries	39,821	46,728	43,351	25,607	48,895
Manufactured products	334,209	351,716	353,254	321,470	386,954
Food, beverage and tobacco products	30,665	30,322	30,602	28,761	32,235
Textiles, leather products, clothing, accessories	31,310	32,500	32,603	30,086	30,870
Wood, wood products, paper, printing	10,331	11,374	10,811	9,107	11,637
Coke and refined oil products	8,053	9,899	8,913	5,793	8,852
Chemical substances and products	37,331	39,454	38,244	36,606	47,103
Pharmaceutical, chemical-medical, botanical products	24,243	26,539	28,956	29,629	29,991
Rubber, plastic, non-metallic mineral products	14,301	14,821	15,250	14,349	17,486
Base metal, metal (non-machine) products	41,283	45,148	44,325	41,654	58,783
Computers, electronic and optical devices	27,558	28,062	28,343	28,400	31,913
Electrical equipment	16,793	18,012	18,172	17,429	22,737
Machines and other non-classified products	29,562	31,300	31,424	28,217	34,418
Transportation means	49,058	49,977	50,763	38,822	45,168
Products from other manufacturing activities	13,721	14,307	14,849	12,616	15,760
Electrical energy, gas, steam, air conditioning	2,067	2,619	2,089	1,572	5,419
Other products	10,908	10,488	10,773	10,134	14,496
Total imports	401,487	426,046	424,236	373,428	472,070
Trade balance	47,642	39,280	56,116	63,289	44,192
_____________________
(1)	At current prices.
Source: ISTAT.
The Italian economy relies heavily on foreign sources for energy and other natural resources and Italy is also a net importer of chemical products, agricultural products, wood and wood products, computers, electronic and optical devices.
Of all the major European countries, Italy is one of the most heavily dependent on imports of energy. Italy’s trade balance remains vulnerable to fluctuations in oil and gas prices, given the high proportion of energy imports. In 2020 and 2021, the energy deficit increased from 1.2 per cent of GDP to 2.4 per cent of GDP, respectively.
In 2021, exports of goods and services increased by 13.3 per cent in volume compared to 2020. Exports of goods in 2021 increased by 13.1 per cent, despite constraints in global supply chains. This resulted in a 16.3 per cent increase in exports to non-EU countries, together with a 20.0 per cent increase in exports to countries in the euro area, leading to a €79.5 billion increase in exports in 2021.
During 2021, imports of goods and services increased by 14.2 per cent by volume compared to a 12.6 per cent decrease by volume in 2020. Despite the increase in the import of both goods and services in 2021 from 2020, only the import of goods has recovered to pre pandemic levels.  The increase in import of goods, especially from Germany and China, has affected almost all sectors and has also been supported by higher levels of gross fixed investments.
Geographic Distribution of Trade
As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, EU countries have made significant progress in reducing non-tariff barriers such as technical standards and other administrative barriers to trade amongst themselves, and Italy has incorporated into its national law most of the EU directives on trade and other matters. With the accession of new members, the EU now encompasses many of Italy’s most important central and eastern European trading partners. The following tables show the distribution of Italy’s trade for the periods indicated.
Distribution of Trade (cif-fob) - Exports
	2017	2018	2019	2020	2021
	(in € millions)
Exports (fob)(1)
Total EU	227,102	239,283	245,447	224,793	269,805
of which
EMU	183,058	191,674	196,416	180,847	217,380
of which
Austria	9,522	10,248	10,465	9,281	11,421
Belgium	13,488	13,304	14,257	14,930	17,879
France	46,333	48,655	50,561	45,189	52,766
Germany	56,043	58,179	58,516	56,085	66,902
Netherlands	10,500	11,661	12,000	11,404	15,157
Spain	23,260	24,200	24,520	20,851	25,542
Poland	12,650	13,617	13,544	13,160	16,148
United Kingdom	23,185	23,798	25,233	22,569	23,450
China	13,489	13,127	12,969	12,851	15,691
Japan	6,554	6,465	7,711	7,118	7,555
OPEC countries(2)	19,124	17,668	15,875	13,342	15,313
Russia	7,955	7,567	7,882	7,076	7,696
Switzerland	20,575	22,328	25,990	25,211	27,252
Turkey	10,112	8,780	8,346	7,715	9,533
United States	40,433	42,406	45,536	42,433	49,440
Other(3)	80,600	83,903	85,363	73,610	90,527
Total	449,129	465,325	480,352	436,718	516,262
_____________________
(1)	At current prices.
(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries (“OPEC”) in January 1995 and rejoined as of July 2016. Equatorial Guinea and the Republic of Congo became full members of OPEC in May 2017 and June 2018, respectively, while Qatar left OPEC in January 2019. Ecuador suspended its membership in December 1992, rejoined OPEC in October 2007, but decided to withdraw its membership of OPEC effective January 1, 2020. Indonesia suspended its membership in January 2009, reactivated it again in January 2016, but decided to suspend its membership once more in November 2016. For the purposes of the above table, exports to these countries are not included in OPEC countries.

(3)	Other represents all other countries and/or regions with whom Italy trades; none of such countries or regions accounts for a material amount.
Source: ISTAT.

Distribution of Trade (cif-fob) - Imports
	2017	2018	2019	2020	2021
	(in € millions)
Imports (fob)(1)
Total EU	230,015	239,454	241,671	217,887	267,501
of which
EMU	191,322	198,917	199,805	181,017	222,193
of which
Austria	9,349	9,627	10,181	8,536	10,763
Belgium	17,745	19,289	19,786	18,204	21,020
France	35,072	36,626	34,827	31,288	39,186
Germany	65,761	70,193	68,580	61,306	75,673
Netherlands	22,724	22,693	22,247	22,300	27,741
Spain	21,385	20,759	22,997	20,402	24,177
Poland	9,891	9,787	10,644	9,582	11,889
United Kingdom	11,550	11,265	10,388	8,845	8,068
China	28,460	30,889	31,663	32,256	38,525
Japan	4,182	3,764	4,113	3,644	4,455
OPEC countries(2)	22,817	27,569	22,114	16,835	24,828
Russia	12,349	14,970	14,324	9,050	17,598
Switzerland	11,223	10,961	10,933	9,715	11,147
Turkey	8,300	9,039	9,457	7,457	9,850
United States	15,007	15,958	17,007	14,782	15,810
Other(3)	57,584	62,177	62,566	52,957	74,288
Total	401,487	426,046	424,236	373,428	472,070
_____________________
(1)	At current prices.
(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries (“OPEC”) in January 1995 and rejoined as of July 2016. Equatorial Guinea and the Republic of Congo became full members of OPEC in May 2017 and June 2018, respectively, while Qatar left OPEC in January 2019. Ecuador suspended its membership in December 1992, rejoined OPEC in October 2007, but decided to withdraw its membership of OPEC effective January 1, 2020. Indonesia suspended its membership in January 2009, reactivated it again in January 2016, but decided to suspend its membership once more in November 2016. For the purposes of the above table, exports to these countries are not included in OPEC countries.

(3)	Other represents all other countries and/or regions with whom Italy trades; none of which country or region represents a material amount.
Source: ISTAT.
As in the previous year, during 2021 over half of Italian trade was with other EU countries, with approximately 52.3 per cent of Italian exports and 56.7 per cent of imports attributable to trade with EU countries. Germany remains Italy’s single most important trade partner and in 2021 supplied 16.0 per cent of Italian imports and purchased 13.0 per cent of Italian exports.
In 2021, the trade balance was the result of surpluses both with EU countries and non-EU countries. Italy’s trade balance with EU countries was positive in 2021, with a surplus of approximately €2.3 billion, decreasing from the surplus of €6.9 billion recorded in 2020. With respect to non-EU countries, the trade balance in 2021 resulted in a surplus of €41.8 billion, compared to a surplus of €56.4 billion in 2020. Such decrease in the trade surplus was driven by an increase in energy imports from Russia, OPEC and other countries.
In 2021, Italian exports worldwide increased by 18.2 per cent compared to 2020, as a result of a 20.0 per cent increase in exports to Eurozone countries and a 16.3 per cent increase in exports to countries outside the Eurozone.

Balance of Payments
The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of (i) trade in goods (visible trade) and (ii) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.
In 2010, the gathering and compilation system of the balance of payments and foreign financial position of Italy was updated with the abandonment of bank settlement reporting. The integration of international markets increased the complexity of transactions, which affected the reliability of gathering systems based on bank payments. Models of data collection based on direct gathering with entities involved in international exchanges are now preferred, the use of sample analysis was extended and the banks’ obligation of statistical reporting on behalf of clients was almost entirely eliminated. The new system is based on various sources: (i) census-based collections, such as statistical reports of entities subject to oversight by the Bank of Italy; (ii) administrative data collected by other institutions for compliance purposes; and (iii) sample-based investigations, in particular with non-financial and insurance businesses. Reports of flux and amount are required for financial transactions.
In October 2014, ISTAT adopted new statistical standards outlined by the IMF in the sixth edition of Balance of Payments and International Investment Position Manual (“BPM6”). BPM6, which, consistent with ESA2010, provides the standard framework for the compilation of statistics on balance of payments and international investment positions between an economy and the rest of the world. Relevant methodological innovations include, among others, (i) computation of net revenues of merchanting, (ii) separation between primary income and secondary income, (iii) computation of goods for processing as manufacturing services, and (iv) sign conventions and nomenclature changes in line with national accounts. Unless otherwise provided, all data presented below was prepared in accordance with BPM6.
The following table illustrates the balance of payments of Italy for the periods indicated.

Balance of Payments
	2017	2018	2019	2020	2021
		(in € billions)
Current Account(1)	44.8	44.8	57.9	62.1	43.4
per cent of GDP	2.6	2.5	3.2	3.7	2.4
Goods	54.4	45.9	60.7	68.2	53.0
Non-energy products	85.9	85.4	96.3	88.8	94.8
Energy products	(31.5)	(39.5)	(35.6)	(20.5)	(41.9)
Services	(3.8)	(2.9)	(0.4)	(7.4)	(11.4)
Primary Income	9.3	19.2	14.7	20.4	21.2
Secondary Income	(15.1)	(17.4)	(17.2)	(19.1)	(19.4)
EU Institutions	(11.7)	(14.7)	(13.9)	(15.7)	(16.6)
Capital Account(1)	1.2	(0.3)	(1.8)	(0.7)	(2.3)
Intangible assets	(1.2)	(1.5)	(2.6)	(1.4)	(3.8)

Transfers	2.4	1.2	0.8	0.7	1.5
EU Institutions and Italian PPAA	3.9	2.4	2.7	2.7	4.3
Financial Account(1)	47.6	32.8	54.3	62.7	25.7
Direct investment	0.4	(5.2)	1.5	19.1	2.8
Outward	10.9	32.7	29.3	0.3	14.7
Inward	10.5	37.9	27.8	(18.8)	12.0
Portfolio investment	84.1	132.5	(51.8)	108.5	123.9
Equity and investment funds	85.8	41.0	36.4	58.0	79.1
Debt Securities	29.3	17.7	33.6	33.2	44.8
Financial Derivatives	(7.2)	(2.8)	2.6	(2.9)	-
Other investment	(32.3)	(94.4)	98.8	(65.9)	(121.7)
Change in official reserves	2.7	2.6	3.2	4.0	20.7
Errors and omissions	1.6	(11.6)	(1.8)	1.3	(15.4)
_____________________
(1)	At current prices.
Source: Bank of Italy.
Current Account
Italy has continued to maintain a current account surplus since 2013. In 2021, Italy’s current account surplus decreased to €43.4 billion (2.4 per cent of GDP) compared to a current account surplus of €62.1 billion (3.8 per cent of GDP) in 2020.  The decline in the current account balance is mainly attributable to increased energy costs in the second half of the year which were only partially offset by improved non‑energy-related costs. In the first quarter of 2022, the current account balance decreased to a €8.6 billion deficit, compared to a €7.4 billion surplus in the first quarter of 2021, mostly due to the steep increase in the cost of energy.
Visible Trade. Italy’s fob-fob goods trade surplus decreased to €53.0 billion (3.0 per cent of GDP) in 2021 compared to €68.2 billion (4.1 per cent of GDP) in 2020. The non-energy component recorded a surplus of €94.8 billion or 5.3 per cent of GDP in 2021, compared to a surplus of €88.8 billion or 5.3 per cent of GDP in 2020. The energy deficit increased to €41.9 billion or 2.4 per cent of GDP in 2021 from €20.5 billion or 1.2 per cent of GDP in 2020. In the first quarter of 2022, Italy’s fob-fob goods trade surplus decreased to a €3.7 billion deficit compared to €13.0 billion surplus in the first quarter of 2021, with the non-energy component recording a surplus of €16.6 billion and the energy deficit increasing to €20.3 billion in the first quarter of 2022, respectively, compared to a surplus of €19.8 billion and a deficit of €6.8 billion in the first quarter of 2021, respectively.
Invisible Trade. The deficit in services increased to €11.4 billion in 2021, compared to €7.4 billion in 2020. The higher deficit mainly resulted from a sharp decrease in spending on transports. In the first quarter of 2022, the deficit in services increased to €4.7 billion, compared to €4.5 billion in the first quarter of 2021, with the surplus in tourism services increasing to a surplus of €1.6 billion from a deficit of €0.3 billion in the first quarter of 2021, partially offset by the increase in the transport services deficit, to €2.1 billion from €4.0 billion.
Primary Income. For a sixth consecutive year, the primary income account ran a surplus in 2021, which increased to €21.2 billion, compared to €20.4 billion in 2020. In the first quarter of 2022, the primary income surplus increased to €6.8 billion compared to the first quarter of 2021 at €6.2 billion. The primary income surplus increase was driven by the income component from capital, and an increase in direct investments.

Secondary Income. In 2021, the deficit on the secondary income account increased to €19.4 billion, compared to €19.1 billion in 2020. The increase in the deficit was mainly caused by the increase of payments by EU institutions, which increased from €1.6 billion in 2020 to €2.0 billion in 2021. In the first quarter of 2022, the secondary income deficit decreased to €7.0 billion, compared to €7.2 billion in the first quarter of 2021.
Capital Account
In 2021, the capital account ran a deficit of €2.3 billion, compared to a deficit of approximately €0.7 billion in 2020. In the first quarter of 2022, the capital account deficit decreased to €0.8 billion, compared to €1.7 billion in the first quarter of 2021.
Financial Account and the Net External Position
In 2021, the financial account surplus decreased to €25.7 billion from €62.7 billion in 2020 due to a decrease in other investments which decreased by €55.8 billion from 2020, partially offset by a net increase in portfolio investment, which increased by €15.4 billion from 2020. The financial account showed that, at the end of 2021, Italy’s net external debtor position amounted to positive €132 billion, or 7.4 per cent of GDP, increasing by €101.6 billion compared to 2020, mainly due to the current and capital account surplus. In the first quarter of 2022, the financial account decreased to a €15.6 billion deficit, compared to a €6.3 billion surplus in the first quarter of 2021.
Direct Investment. Italian direct investment abroad increased to €14.7 billion in 2021, compared to €0.3 billion in 2020, mainly due to the decrease of net investment in EU Member States.  Foreign direct investment in Italy, in the form of intra-company loans from foreign parent companies to Italian subsidiaries, increased to €12.0 billion in 2021 from negative €18.8 billion in 2020.
The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.
Direct Investment by Country(1)
	2017	2018	2019	2020	2021
	(in € millions)
Direct investment abroad
Netherlands	2,564	3,237	(192)	(8,312)	3,317
Luxembourg	214	3,318	99	3,274	9,726
United States	1,376	4,035	1,634	807	4,938
United Kingdom	(1,726)	27	1,045	5,770	1,867
France	769	2,747	1,722	2,179	2,622
Switzerland	(602)	113	1,856	1,333	57
Germany	(1,228)	2,636	24	(4,571)	(652)
Spain	(6,096)	6,050	2,420	(1,136)	(2,201)
Brazil	287	733	535	710	172
Belgium	(3,053)	(2,460)	1,987	(575)	(3,519)
Argentina	241	83	(39)	125	183
Sweden	(383)	785	(11)	116	89
Other	18,549	11,433	18,204	554	-1,852
Total	10,912	32,737	29,284	274	14,747
Direct investment in Italy
Netherlands	6,065	4,296	12,735	-5,202	5,373
Luxembourg	(3,775)	(5,502)	7,711	(10,064)	4,484
United States	724	136	-497	1,444	(401)

	2017	2018	2019	2020	2021
	(in € millions)
United Kingdom	(1,086)	3,791	(3,380)	(4,369)	(1,184)
France	(1,573)	31,214	1,304	(2,757)	(1,332)
Switzerland	2,265	1,496	2,558	(220)	673
Germany	3,072	3,141	5,195	(3,447)	(1,057)
Spain	740	(637)	912	2,427	3,826
Brazil	84	38	(30)	(68)	(29)
Belgium	1,364	(391)	(1,271)	494	808
Argentina	73	147	37	15	46
Sweden	305	791	1,353	(392)	168
Other	2,226	-585	1,190	3,357	606
Total	10,484	37,935	27,817	(18,782)	11,981
_____________________
(1)
Figures do not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.  Data for the period 2015-2019 is calculated in accordance with the sixth edition of the IMF Balance of Payments and International Investment Position Manual.

Source: ISTAT and National Institute for International Trade.
Portfolio Investment. In 2021, the balance of portfolio investment registered net inflows of €123.9 billion compared to net inflows of €108.5 billion in 2020. In addition to Italian residents purchasing of foreign securities for €123.9 billion in 2021 (compared to purchases for €91.2 billion in 2020), foreign investors purchases of Italian securities for €18.0 billion in 2021 (compared to disposals for €17.2 billion in 2020).
Following significant disposals in 2020 of both shares (disposals of €4.0 billion, compared to €15.3 billion invested in 2019) and debt securities (disposals of €13.2 billion, compared to €106.5 billion invested in 2019),  in 2021 Italian securities experienced investment in shares (€3.3 billion) and disposals of debt securities (€3.2 billion).
In the first quarter of 2022, the balance of portfolio investment registered net inflows of €43.2 billion, compared to net inflows of €3.9 billion in the first quarter of 2021.
Other Investment. Other investment includes trade receivables, deposits and other transactions, recording a net decrease of €121.7 billion in 2021, compared to a net decrease of €65.9 billion in 2020. In 2021, Italy’s cumulative contributions to financial support of EMU countries stood at €57.3 billion (decreasing from €57.7 in 2020 and €57.8 billion in 2019). This amount includes Italy’s exposure in the financial assistance operations of the European Financial Stability Facility, which also involved entering into bilateral loans (€42.9 billion) as well as capital contributions to the European Stability Mechanism (€14.3 billion).
The Bank of Italy’s Trans-European Automated Real-Time Gross Settlement Express Transfer (“TARGET2”) debtor position increased in 2021 by approximately €74.0 billion. This increase was mainly caused by an increase in portfolio outflows in the second half of 2021 in conjunction with the reduction of net deposits collected by resident banks, partially offset by the surplus of the current account.
Errors and Omissions. In 2021, the item “errors and omissions” amounted to a negative €15.4 billion, compared to a positive €1.2 billion in 2020. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters’ unreported payments by non-residents to accounts held abroad.

Reserves and Exchange Rates
The following table sets forth, for the periods indicated, certain information regarding the U.S. Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.
US Dollar/Euro Exchange Rate
Period	Period End	Yearly Average Rate(1)	High	Low
	(U.S.$ per €1.00)
2017	1.1993	1.1297	1.2060	1.0385
2018	1.1145	1.1711	1.3953	1.0364
2019	1.1234	1.1195	1.1535	1.0899
2020	1.2271	1.1422	1.2281	1.0707
2021	1.1326	1.1827	1.2338	1.1206
_____________________
(1)	Average of the reference rates for the period.
Source: European Central Bank.
The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.
Euro Exchange Rates
	Yearly Average Rate(2) per €1.00
	2017	2018	2019	2020	2021
Japanese Yen	126.71	130.40	122.02	121.85	129.88
British Pound	0.8767	0.8847	0.8778	0.8897	0.8596
Swiss Franc	1.1117	1.1550	1.1124	1.0705	1.0811
Czech Koruna	26.326	25.647	25.670	26.455	25.640
_____________________
(2)	Average of the reference rates for the period.
Source: European Central Bank.
In 2021, official reserves increased to €201.0 billion from €172.0 billion in 2020. The increase was mainly due to an increase in the amount of Special Drawing Rights, which are monetary reserve currencies created by the International Monetary Fund. As of December 31, 2021, the share held by the Bank of Italy into the capital of the European Central Bank stood at approximately €1.4 billion (representing 13.8 per cent of the capital of the European Central Bank).
As of December 31, 2021, gold reserves were worth €126.9 billion, compared to €121.7 billion in 2020.
The following table illustrates the official reserves of Italy as of the end of each of the periods indicated.
Official Reserves
	2017	2018	2019	2020	2021
	(in € billion)
Gold(1)	85.3	88.4	106.7	121.7	126.9
Special Drawing Rights	6.4	6.7	7.1	6.9	25.3

Total position with IMF	2.2	3.0	3.4	4.7	4.9
Other reserves	32.3	35.1	38.8	38.7	44.0
Total reserves	126.1	133.2	156.0	172.0	201.1
_____________________
(1)	Valued at market exchange rates and prices.
Source: Bank of Italy.

PUBLIC FINANCE
The Budget Process
Italy’s fiscal year is the calendar year. The budget and financial planning process of the Government is governed by Law No. 196 of December 31, 2009, as amended by Law No. 39 of April 7, 2011 and Law No. 163 of August 4, 2016.
Budget Process. The budget process complies with European requirements, whose principal aim is to allow the EU to review all Member States’ budgetary policies and reform strategies simultaneously. The “European Semester” is the first phase of the EU’s annual cycle of economic policy guidance and surveillance. Following certain changes enacted by the Commission in October 2015, the European Semester starts in November with the publication by the Commission of the Annual Growth Survey, following which the Commission issues recommendations and opinions on draft budgetary plans, identifying the Member States for which a further analysis is required (i.e., the Alert Mechanism Report). During the period from December to January, bilateral meetings with Member States and discussions with the EU Council take place. During the same period, among other things, each Member State adopts the relevant budget law. In February, the Commission issues country-specific reports, analyzing the economic situation and policies of each Member State and assessing whether imbalances exist in the Member States for which a further analysis is required. In March, the EU Council, based on the Annual Growth Survey (after consulting the Economic and Financial Committee), identifies the main economic goals and strategies of the EU and the euro area and provides strategic guidance on policies. In April, the Member States, following bilateral meetings with the Commission and taking the EU Council’s guidelines into account, provide to the Commission their medium-term budgetary and economic strategies by submitting their updated stability programs and national reform programs. In May, the Commission makes country-specific recommendations and, in June or July, the EU Parliament and the EU Council discuss such country-specific recommendations before a definitive endorsement is made by the EU Council. These policy recommendations are incorporated by governments into their national budgets and other reform plans during the “National Semester” (i.e. the second phase of the EU’s annual cycle of economic policy guidance and surveillance). Following the adoption in May 2013 of European Union Regulations No. 472/2013 and No. 473/2013 (Two Pack Regulation), Member States are required to submit by October 15 a draft budgetary plan for the following year. The Commission then delivers an opinion on each draft budgetary plan by November 30 of that year.
Consistent with the European Semester, the Government submits to Parliament, by April 10, the Economic and Financial Document (Documento di Economia e Finanza or “EFD”), which consists of three sections: (i) the stability program, which establishes public finance targets; (ii) the analysis and tendencies in public finance, which contains data and information regarding the prior fiscal year, any discrepancies from previous program documents, and projections for at least the three following years; and (iii) the national reform program, which sets forth the country’s priorities and main structural reforms to be effected in the following year. Following Parliament’s approval of the EFD, the stability program and the national reform program are submitted to the EU Council and the Commission by April 30. Following the EU Council’s review, by September 27, the Government submits to Parliament an update note to the EFD, which provides updates to the macroeconomic and financial projections and program targets contained in an EFD and incorporates any requests of the EU Council.
Subsequently, the Government submits (i) to the Commission, by October 15, a Draft Budgetary Plan for the following year, and (ii) to Parliament, by October 20, the final budgetary package, which consists of the Legge di Bilancio (“Budget Law”) and the Legge di Stabilità (“Stability Law”). The Budget Law authorizes general government revenues and expenditures for the upcoming three-year period. The Stability Law includes legal and financial measures for the three-year period covered by the

Budget Law, implementing the budget and the targets contemplated in an EFD. The Ministry of Economy and Finance (“MEF”) submits to Parliament by April of the subsequent year the Report on the General Economic Situation of the Country, which details the performance of the Italian economy of the previous year.
Approval of financial year. In addition, by May 31 of the following year, the MEF is required to submit the “Rendiconto Generale dello Stato” (the “Rendiconto”) to the Court of Auditors (Corte dei Conti). The Rendiconto contains the statement of income and the balance sheet of Italy for the previous fiscal year. The Corte dei Conti verifies that the Rendiconto is consistent with the budget provisions contained in the Budget Law of the previous year. Upon completion of the Corte dei Conti’s review, the MEF submits the Rendiconto to Parliament by June 30 for approval.
European Economic and Monetary Union
Under the terms of the Maastricht Treaty, Member States participating in the EMU, or “Participating States”, are required to avoid excessive government deficits. In particular, they are required to maintain:
•	a government deficit, or net borrowing, that does not exceed 3.0 per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the 3.0 per cent ceiling; and
•
a gross accumulated public debt that does not exceed 60.0 per cent of GDP or is declining at a satisfactory pace toward this reference value (defined as a decrease of the excess debt by 5.0 per cent per year on average over three years).

For additional information on Italy’s status under these covenants, see “—The 2020 Economic and Financial Document.”
Although Italy’s public debt exceeded 60.0 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60.0 per cent reference value.
In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (the “SGP”). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall government deficit below a reference value of 3.0 per cent of GDP.
Under SGP regulations, Participating States are required to submit each year a stability program and non-participating Member States are required to submit a convergence program. These programs cover the current year, the preceding year and at least the three following years, and are required to set forth:
•
projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within 1.0 per cent of GDP and balance or surplus, net of one-off and temporary measures) and the adjustment path towards this objective, including information on expenditure and revenues ratios and on their main components;

•
the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•
the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects and concrete indications on the budgetary strategy for the following year;

•
an analysis of how changes in the main economic assumptions would affect the budgetary and debt position, indicating the underlying assumptions about how revenues and expenditures are projected to react to variations in economic variables; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.
Based on assessments by the Commission and the Economic and Financial Committee, the EU Council delivers an opinion on whether:
•	the economic assumptions on which the program is based are plausible;
•	the adjustment path toward the budgetary objective is appropriate; and
•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.
The EU Council can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the EU Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective, or in allowing those that have already reached it to temporarily depart from it, the EU Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms and whether higher adjustment effort is made in economic “good times.” If the Participating State repeatedly fails to comply with the EU Council’s recommendations, the EU Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:
•	0.2 per cent of the Participating State’s GDP, and
•	one tenth of the difference between the government deficit as a percentage of GDP in the preceding year and the reference value of 3.0 per cent of GDP.
 This deposit may be increased in subsequent years if the Participating State fails to comply with the EU Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the EU Council may require the Participating State to publish additional information, to be specified by the EU Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the EU Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.
Finally, the Fiscal Compact contained within the inter-governmental Treaty on Stability, Coordination and Governance (the “TSCG”) complements, and in some areas enhances further, key provisions of the SGP. Specifically, the Fiscal Compact requires Member States to enshrine in national law a balanced budget rule with a lower limit of a structural deficit of 0.5 per cent of GDP, centered on the concept of the country-specific medium-term objective (“MTO”) as defined in the SGP. The Fiscal Compact’s provisions also increase the role of independent bodies, which are given the task of monitoring compliance with national fiscal rules, including the national correction mechanism in case of deviation from the MTO or the adjustment path towards it. The TSCG entered into force on January 1, 2013 and is binding for all euro area Member States that have ratified it, while other contracting parties will be bound only once they adopt the euro or earlier if they sign it. Italy ratified the TSCG in July 2012.
Accounting Methodology
Pursuant to Law No. 196 of December 31, 2009 and its implementing regulation, Italy utilizes the system of “general government accounting.” European Union countries are required to use general government accounting for purposes of financial reporting. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. Italy utilizes general government accounting on both an accrual and cash-basis.
ESA2010 National Accounts. Effective September 2014, ISTAT adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 introduced several key changes to its predecessor European System of Accounts (ESA95), reflecting developments in the methodological and statistical tools widely used at international level to measure modern economies. Among others, changes are aimed at the harmonization of accounting methods among EU Members States and include the following: (i) research and development expenditure have been recognized as capital assets; (ii) goods sent abroad, or received from abroad, for processing without change in ownership have been excluded from the corresponding export and import figures, which only include the related processing activity; (iii) public defense spending has been reclassified from intermediate consumption to gross fixed investment; (iv) the list of institutional units belonging to the general government sector has been revised; and (v) interest accruing on financial derivatives (including public debt swaps) has been excluded from net borrowing.
Measures of Fiscal Balance
Italy reports its fiscal balance using two principal methods:
•
Net borrowing, or government deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural government deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.
•
Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the periods indicated.
Selected Public Finance Indicators(*)
	2017	2018	2019	2020	2021
	(in € millions, except percentage)
General government expenditure(1)	846,821	857,247	870,888	944,420	985,961
General government expenditure, as a percentage of GDP(2)	48.8	48.4	48.5	57.0	55.5
General government revenues	804,811	818,521	843,217	785,398	857,643
General government revenues, as a percentage of GDP(2)	46.3	46.2	46.9	47.4	48.3
Net borrowing	42,010	38,726	27,671	159,022	128,327
Net borrowing, as a percentage of GDP	2.4	2.2	1.5	9.6	7.2
Primary balance	23,448	25,870	32,691	(101,705)	(65,464)
Primary balance, as a percentage of GDP	1.4	1.5	1.8	(6.1)	(3.7)
Public debt	2,329,857	2,381,509	2,410,004	2,572,727	2,677,910
Public debt as a percentage of GDP(2)	134.2	134.4	134.1	155.3	150.8
GDP (nominal value)	1,724,070	1,752,671	1,779,951	1,634,232	1,772,502
_____________________
(*)
Figures are taken from the data published in the 2021 Bank of Italy Annual Report and the warehouse of statistics produced by ISTAT. Accordingly, figures do not necessarily match GDP and Public Debt data included elsewhere in this Annual Report.

(1)	Includes revenues from the divestiture of state-owned real estate (deducted from capital expenditures).
(2)	Figures are gross of euro area financial support.
Source: Bank of Italy and ISTAT.
Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP to comply with the 3.0 per cent threshold set by the Maastricht Treaty. In 2017, net borrowing as a percentage of GDP reached 2.4 per cent. In 2018 and 2019, net borrowing as a percentage of GDP decreased to 2.2 per cent and 1.5 per cent, respectively. In 2020, net borrowing as a percentage of GDP increased to 9.6 per cent, mainly as a result of the additional indebtedness incurred to implement the support and budgetary expansion measures adopted in connection with the Coronavirus pandemic. As of December 31, 2021, Italy’s net borrowing had decreased to approximately €128.3 billion, equal to approximately 7.2 per cent of GDP.
Since 2010, the Government has provided financial support in respect of Greece and other Participating States, via bilateral loans, participation to the ESFS and direct contributions to the ESM. In 2021, government cumulative expenditure on euro area financial support decreased by 0.7 per cent to

€57.3 billion, of which €43.0 billion via bilateral loans and participation to the EFSF and €14.3 billion through contributions to the ESM programme.
Since 1999, the Government has taken steps to lengthen the average maturity of debt and reduce the floating rate portion. This element, together with the introduction of the single currency, made government debt less sensitive to variations in short-term interest rates and exchange rates. Consistent with the past, the government’s debt management policy in 2021 was to maintain exposure to market risks, mainly interest rate and refinancing risks, within the limits set out in 2014. For additional information on Italy’s debt-to-GDP ratio, see “Public Debt.”
The 2021 Economic and Financial Document
On April 7, 2021, the Italian Council of Ministers approved the 2021 Economic and Financial Document.
The 2021 Stability Programme. The table below presents the main public finance objectives (taking into account the expected effects resulting from the implementation of new policies) and the public finance trends (estimated at unchanged legislation) included in the 2021 Stability Programme, as well as the difference (if any) between these two scenarios.

Public Finance Objectives and Trends (in per cent of GDP)

2021 Stability Programme	2020	2021	2022	2023	2024
Net Borrowing
Objectives	(9.5)	(11.8)	(5.9)	(4.3)	(3.4)
Trends	(9.5)	(9.5)	(5.4)	(3.7)	(3.4)
Difference	0.0	2.3	0.5	0.6	0.0
Primary Balance
Objectives	(6.0)	(8.5)	(3.0)	(1.5)	(0.8)
Trends	(6.0)	(6.2)	(2.5)	(0.8)	(0.8)
Difference	0.0	2.3	0.5	0.7	0.0
Interest Expenditure
Objectives	3.5	3.3	3.0	2.8	2.6
Trends	3.5	3.3	3.0	2.8	2.6
Difference	0.0	0.0	0.0	0.0	0.0
Structural Net Borrowing
Objectives	(4.7)	(9.3)	(5.4)	(4.4)	(3.8)
Trends	(4.9)	(7.2)	(5.0)	(3.8)	(3.9)
Difference	(0.2)	2.1	0.4	0.6	(0.1)
Structural Change
Objectives	(3.0)	(4.5)	3.8	1.0	0.6
Trends	(3.1)	(2.2)	2.2	1.1	(0.1)
Difference	(0.1)	2.3	(1.6)	0.1	(0.7)
Public Debt, gross of euro area financial support
Objectives	155.8	159.8	156.3	155.0	152.7
Trends	155.8	157.8	154.7	153.1	150.9
Difference	0.0	(2.0)	(1.6)	(1.9)	(1.8)
Public Debt, net of euro area financial support
Objectives	152.3	156.5	153.2	152.0	149.9
Trends	152.3	154.5	151.6	150.2	148.1
Difference	0.0	(2.0)	(1.6)	(1.8)	(1.8)

_____________________
Source: Ministry of Economy and Finance.

The table below sets out the macroeconomic forecasts prepared by Italy through 2024 in connection with the 2021 Stability Programme.
Macroeconomic Forecasts (in per cent)
2021 Stability Programme	2020	2021	2022	2023	2024
Real GDP	(8.9)	4.5	4.8	2.6	1.8
Nominal GDP	(7.8)	5.6	6.2	4.0	3.2
Private consumption	(10.7)	4.1	5.2	2.5	1.9
Public consumption	1.6	2.6	0.2	(0.1)	(0.3)
Gross fixed investment	(9.1)	8.7	9.0	4.7	3.4
Inventories (per cent of GDP)	(0.3)	0.1	0.1	0.0	0.0
Exports of goods and services	(13.8)	8.2	5.7	4.0	3.4
Imports of goods and services	(12.6)	9.4	6.6	3.8	3.3
Domestic demand	(7.9)	4.5	4.8	2.4	1.7
Change in inventories	(0.3)	0.1	0.1	0.0	0.0
Net exports	(0.7)	(0.1)	(0.1)	0.1	0.1
_____________________
Source: Ministry of Economy and Finance.

The 2021 National Reform Programme. The 2021 Economic and Financial Document did not contain the National Reform Programme, which was intended to be absorbed by the measures included in the National Recovery and Resilience Plan (“NRRP”). These measures are divided by 'Missions', in accordance with the guidelines set forth by the EU Commission. For additional information on the NRRP, see “The Italian Economy – Financial Assistance to EU Member States – The National Recovery and Resilience Plan.”
The following table compares the main finance indicators included in the Update of the 2020 Economic and Financial Document against the main finance indicators included in the 2021 Economic and Financial Document.

Main Finance Indicators – Update of the 2020 Economic and Financial Document v. 2021 Economic and Financial Document
	2020	2021	2022	2023	2024
Nominal GDP growth rate
Update of the 2020 Economic and Financial Document	(8.0)	6.8	5.1	3.7	N/A
2021 Economic and Financial Document	(7.8)	5.6	6.2	4.0	3.2
Difference	0.2	(1.2)	1.1	0.3	N/A
Net Borrowing, as a % of GDP
Update of the 2020 Economic and Financial Document	(10.8)	(7.0)	(4.7)	(3.0)	N/A
2021 Economic and Financial Document	(9.5)	(11.8)	(5.9)	(4.3)	(3.4)
Difference	1.3	(4.8)	(1.2)	(1.3)	N/A
Public Debt, as a % of GDP
Update of the 2020 Economic and Financial Document	158.0	155.6	153.4	151.5	N/A
2021 Economic and Financial Document	155.8	159.8	156.3	155.0	152.7
Difference	(2.2)	4.2	2.9	3.5	N/A
_____________________
Source: Ministry of Economy and Finance.

The Update of the 2021 Economic and Financial Document
On September 29, 2021, Italy published its Update of the 2021 Economic and Financial Document, which included revised projections and forecasts on the economic situation in Italy and Europe.
The table below presents the main public finance objectives (taking into account the expected effects resulting from the implementation of new policies) and the public finance trends (estimated at unchanged legislation) included in the Update of the 2021 Economic and Financial Document, as well as the difference (if any) between these two scenarios.
Public Finance Objectives and Trends (in % of GDP)
Update of the 2021 Economic and Financial Document	2020	2021	2022	2023	2024
Net Borrowing
Objectives	(9.6)	(9.4)	(5.6)	(3.9)	(3.3)
Trends	(9.6)	(9.4)	(4.4)	(2.4)	(2.1)
Difference	0.0	0.0	1.2	1.5	1.2
Primary Balance
Objectives	(6.1)	(6.0)	(2.7)	(1.2)	(0.8)
Trends	(6.1)	(6.0)	(1.5)	0.3	(0.4)
Difference	0.0	0.0	1.2	1.5	0.4
Interest Expenditure
Objectives	3.5	3.4	2.9	2.7	2.5
Trends	3.5	3.4	2.9	2.7	2.5

Difference	0.0	0.0	0.0	0.0	0.0
Structural Net Borrowing
Objectives	(4.7)	(7.6)	(5.5)	(4.5)	(3.9)
Trends	(4.8)	(7.6)	(4.2)	(2.8)	(2.6)
Difference	(0.1)	0.0	1.3	1.7	1.3
Structural Change
Objectives	(2.9)	(2.9)	2.1	1.0	0.6
Trends	(2.9)	(2.9)	3.4	1.4	0.2
Difference	0.0	0.0	(1.3)	(0.4)	(0.4)
Public Debt, gross of euro area financial support
Objectives	155.6	153.5	149.4	147.6	146.1
Trends	155.6	153.5	148.8	145.9	143.3
Difference	0.0	0.0	(0.6)	(1.7)	(2.8)
Public Debt, net of euro area financial support					.
Objectives	152.1	150.3	146.4	144.8	143.3
Trends	152.1	150.3	145.8	143.0	140.6
Difference	0.0	0.0	(0.6)	(1.8)	(2.7)
_____________________
Source: Ministry of Economy and Finance.
The table below presents macroeconomic forecasts prepared by Italy through 2024 in connection with the Update of the 2021 Economic and Financial Document.
Macroeconomic Forecasts (in per cent)
Update of the 2021 Economic and Financial Document	2020	2021	2022	2023	2024
Real GDP	(8.9)	6.0	4.2	2.6	1.9
Nominal GDP	(7.9)	7.6	5.8	4.1	3.4
Private consumption	(10.7)	5.2	4.8	2.4	2.0
Public consumption	1.9	0.7	0.4	0.3	0.1
Investments	(9.2)	15.5	5.8	4.3	3.9
Exports of goods and services	(14.0)	11.4	6.0	4.1	3.1
Imports of goods and services	(12.9)	11.6	6.6	4.4	3.6
Domestic demand	(7.8)	5.9	4.0	2.4	2.0
Change in inventories	(0.4)	(0.1)	0.2	0.2	0.0
Net exports	(0.7)	0.2	(0.1)	0.0	(0.1)
_____________________
Source: Ministry of Economy and Finance.
The following table compares the main finance indicators included in the 2021 Economic and Financial Document and the Update of the 2021 Economic and Financial Document.
Main Finance Indicators – 2021 Economic and Financial Document
v. Update of the 2021 Economic and Financial Document
	2020	2021	2022	2023	2024
Nominal GDP growth rate
2021 Economic and Financial Document	(7.8)	5.6	6.2	4.0	3.2
Update of the 2021 Economic and Financial Document	(7.9)	7.6	6.4	4.3	3.6
Difference	(0.1)	2.0	0.2	0.3	0.4

	2020	2021	2022	2023	2024
Net Borrowing, as a % of GDP
2021 Economic and Financial Document	(9.5)	(11.8)	(5.9)	(4.3)	(3.4)
Update of the 2021 Economic and Financial Document	(9.6)	(9.4)	(5.6)	(3.9)	(3.3)
Difference	(0.1)	2.4	0.3	0.4	0.1
Public Debt, as a % of GDP
2021 Economic and Financial Document	155.8	159.8	156.3	155.0	152.7
Update of the 2021 Economic and Financial Document	155.6	153.5	149.4	147.6	146.1
Difference	(0.2)	(6.3)	(6.9)	(7.4)	(6.6)

_____________________
Source: Ministry of Economy and Finance.

The EU Council’s policy recommendations to Italy for the period 2021-2022
As part of the European Semester process, in July 2021, the EU Council, acting through ECOFIN, issued specific recommendations to Italy on its economic, employment and fiscal policies:
•	use the Recovery and Resilience Facility to finance additional investment in support of the recovery while pursuing a prudent fiscal policy;
•	preserve nationally financed investment;
•	limit the growth of nationally financed current expenditure;
•	when economic conditions allow, pursue a fiscal policy aimed at achieving prudent medium-term fiscal positions and ensuring fiscal sustainability in the medium term;
•	at the same time, enhance investment to boost growth potential;
•
pay particular attention to the composition of public finances, both on the revenue and expenditure sides of the budget, and to the quality of budgetary measures, to ensure a sustainable and inclusive recovery;

•	prioritize sustainable and growth enhancing investment, notably supporting the green and digital transition; and
•
give priority to fiscal structural reforms that will help provide financing for public policy priorities and contribute to the long-term sustainability of public finances, including by strengthening the coverage, adequacy, and sustainability of health and social protection systems for all.

The 2022 Economic and Financial Document
On April 6, 2022, the Italian Council of Ministers approved the 2022 Economic and Financial Document.

The 2022 Stability Programme. The table below presents the main public finance objectives (taking into account the expected effects resulting from the implementation of new policies) and the public finance trends (estimated at unchanged legislation) included in the 2022 Stability Programme, as well as the difference (if any) between these two scenarios.

Public Finance Objectives and Trends (in per cent of GDP)

2022 Stability Programme	2021	2022	2023	2024	2025
Net Borrowing
Objectives	(7.2)	(5.6)	(3.9)	(3.3)	(2.8)
Trends	(7.2)	(5.1)	(3.7)	(3.2)	(2.7)
Difference	0.0	0.5	0.2	0.1	0.1
Primary Balance
Objectives	(3.7)	(2.1)	(0.8)	(0.3)	0.2
Trends	(3.7)	(1.6)	(0.6)	(0.2)	0.2
Difference	0.0	0.5	0.2	0.1	0.0
Interest Expenditure
Objectives	3.5	3.5	3.1	3.0	3.0
Trends	3.5	3.5	3.1	3.0	3.0
Difference	0.0	0.0	0.0	0.0	0.0
Structural Net Borrowing
Objectives	(6.1)	(5.9)	(4.5)	(4.0)	(3.6)
Trends	(6.1)	(5.3)	(4.3)	(3.8)	(3.4)
Difference	0.0	0.6	0.2	0.2	0.2
Structural Change
Objectives	(1.1)	0.2	1.4	0.5	0.4
Trends	(1.1)	0.8	1.1	0.5	0.3
Difference	0.0	0.6	(0.3)	(0.0)	(0.1)
Public Debt, gross of euro area financial support
Objectives	150.8	147.0	145.2	143.4	141.4
Trends	150.8	146.8	145.0	143.2	141.2
Difference	0.0	(0.2)	(0.2)	(0.2)	(0.2)
Public Debt, net of euro area financial support
Objectives	147.6	144.0	142.3	140.7	138.8
Trends	147.6	143.8	142.1	140.5	138.6
Difference	0.0	(0.2)	(0.2)	(0.2)	(0.2)

_____________________
Source: Ministry of Economy and Finance
The table below sets out the macroeconomic forecasts prepared by Italy through 2025 in connection with the 2022 Stability Programme.
Macroeconomic Forecasts (in per cent)
2022 Stability Programme	2021	2022	2023	2024	2025
Real GDP	6.6	3.1	2.4	1.8	1.5
Nominal GDP	7.2	6.3	4.6	3.7	3.3
Private consumption	5.2	3.0	2.1	1.6	1.6
Public consumption	0.6	2.3	0.3	0.6	0.2
Gross fixed investment	17.0	7.3	5.5	4.0	2.2

2022 Stability Programme	2021	2022	2023	2024	2025
Inventories (per cent of GDP)	0.3	(0.2)	0.1	0.0	0.0
Exports of goods and services	13.3	4.4	3.4	3.1	2.9
Imports of goods and services	14.2	5.4	4.0	3.3	2.9
Domestic demand	6.3	3.5	2.5	1.9	1.5
Change in inventories	0.3	(0.2)	0.1	0.0	0.0
Net exports	0.0	(0.2)	(0.1)	0.0	0.1
_____________________
Source: Ministry of Economy and Finance.
The 2022 National Reform Programme. The 2022 National Reform Programme and the NRRP are closely integrated such that the 2022 National Reform Programme provides an update on the reforms, investment and policy initiatives set forth in the NRRP. For additional information on the NRRP, see “The Italian Economy—Key Measures Related to the Italian Economy—The National Recovery and Resilience Plan.”

The following table compares the main finance indicators included in the Update of the 2021 Economic and Financial Document and the 2022 Economic and Financial Document.
Main Finance Indicators – Update of the 2021 Economic and Financial Document v. 2022 Economic and Financial Document
	2021	2022	2023	2024	2025
Nominal GDP growth rate
Update of the 2021 Economic and Financial Document	7.6	6.4	4.3	3.6	N/A
2022 Economic and Financial Document	7.2	6.3	4.6	3.7	3.3
Difference	(0.4)	(0.1)	0.3	0.1	N/A
Net Borrowing, as a % of GDP
Update of the 2021 Economic and Financial Document	(9.4)	(5.6)	(3.9)	(3.3)	N/A
2022 Economic and Financial Document	(7.2)	(5.6)	(3.9)	(3.3)	(2.8)
Difference	2.2	0.0	0.0	0.0	N/A
Public Debt, as a % of GDP
Update of the 2021 Economic and Financial Document	153.5	149.4	147.6	146.1	N/A
2022 Economic and Financial Document	150.8	147.0	145.2	143.4	141.4
Difference	(2.7)	(2.4)	(2.4)	(2.7)	N/A
_____________________
Source: Ministry of Economy and Finance.

The Update of the 2022 Economic and Financial Document
On September 30, 2022, Italy published its Update of the 2022 Economic and Financial Document, which included revised projections and forecasts on the economic situation in Italy and Europe.  The Update of the 2022 Economic and Financial Document was subsequently amended and supplemented by Italy on November 4, 2022.  Accordingly, all references in this Annual Report to the Update of 2022 Economic and Financial Document are intended as references to the Update of 2022 Economic and Financial Document as so amended and supplemented.
The table below presents the main public finance trends (estimated at unchanged legislation) included in the Update of 2022 Economic and Financial Document.
Public Finance Objectives and Trends (in % of GDP)
Update of the 2022 Economic and Financial Document	2021	2022	2023	2024	2025
Net Borrowing
Objectives	(7.2)	(5.6)	(4.5)	(3.7)	(3.0)
Trends	(7.2)	(5.1)	(3.4)	(3.6)	(3.3)
Difference	0.0	0.5	1.1	0.1	(0.3)
Primary Balance
Objectives	(3.7)	(1.5)	(0.4)	0.2	1.1
Trends	(3.7)	(1.1)	0.7	0.2	0.8
Difference	0.0	0.4	1.1	0.0	(0.3)
Interest Expenditure
Objectives	3.6	4.1	4.1	3.9	4.1
Trends	3.6	4.1	4.1	3.9	4.0
Difference	0.0	0.0	0.0	0.0	(0.1)
Structural Net Borrowing
Objectives	(6.3)	(6.1)	(4.8)	(4.2)	(3.6)
Trends	(6.4)	(5.6)	(3.6)	(4.0)	(3.8)
Difference	(0.1)	0.5	1.2	0.2	(0.2)
Structural Change
Objectives	(1.3)	0.2	1.3	0.6	0.6
Trends	(1.2)	1.2	2.1	(0.6)	0.4
Difference	0.1	1.0	0.8	(1.2)	(0.2)
Public Debt, gross of euro area financial support
Objectives	150.3	145.7	144.6	142.3	141.2
Trends	150.3	145.2	143.3	141.4	140.2
Difference	0.0	(0.5)	(1.3)	(0.9)	(1.0)
Public Debt, net of euro area financial support
Objectives	147.1	142.7	141.8	139.6	138.6
Trends	147.1	142.2	140.5	138.7	137.6

Difference	0.0	(0.5)	(1.3)	(0.9)	(1.0)
_____________________
Source: Ministry of Economy and Finance.
The table below presents macroeconomic forecasts prepared by Italy through 2025 in connection with the Update of the 2022 Economic and Financial Document.
Macroeconomic Forecasts (in per cent)
Update of the 2022 Economic and Financial Document	2021	2022	2023	2024	2025
Real GDP	6.7	3.7	0.6	1.9	1.3
Nominal GDP	7.3	6.8	4.8	4.7	3.4
Private consumption	5.2	3.9	0.6	1.3	1.4
Public consumption	1.5	0.7	(1.8)	(0.5)	0.2
Investments	16.5	9.2	3.0	4.1	2.7
Exports of goods and services	13.4	10.4	1.5	4.2	3.3
Imports of goods and services	14.7	14.3	1.9	4.3	3.4
Domestic demand	6.3	4.1	0.7	1.6	1.5
Change in inventories	0.3	0.2	0.0	0.1	0.1
Net exports	0.1	(1.0)	(0.1)	0.0	0.0
_____________________
Source: Ministry of Economy and Finance.
The following table compares the main finance indicators included in the 2022 Economic and Financial Document and the Update of the 2022 Economic and Financial Document.
Main Finance Indicators – 2022 Economic and Financial Document
v. Update of the 2022 Economic and Financial Document
	2021	2022	2023	2024	2025
Nominal GDP growth rate
2022 Economic and Financial Document	7.2	6.0	4.4	3.6	3.3
Update of the 2022 Economic and Financial Document	7.3	6.8	4.8	4.7	3.4
Difference	0.1	0.8	0.4	1.1	0.1

_____________________
Source: Ministry of Economy and Finance.
The EU Council’s policy recommendations to Italy for the period 2022-2023
As part of the European Semester process, in May 2022, the EU Council, acting through ECOFIN, issued specific recommendations to Italy on its economic, employment and fiscal policies:

•	ensure prudent fiscal policy, including by limiting nationally-financed current expenditure so that it remains below medium-term potential growth output;
•	stand ready to adjust current spending to the evolving situation in relation to the conflict between Russia and Ukraine;
•	expand public investment for the green and digital transition and for energy security, including by making use of the available EU funding;
•
pursue a fiscal policy aimed at achieving prudent medium-term fiscal positions and ensuring credible and gradual debt reduction and fiscal sustainability in the medium term through gradual consolidation, investment and reforms;

•
adopt and appropriately implement the enabling law on tax reform, particularly by reviewing effective marginal tax rates, aligning cadastral values to current market values, streamlining and reducing tax expenditures and environmentally harmful subsidies;

•	proceed with the implementation of the NRRP, in line with the milestones and targets outlined in the NRRP;
•	swiftly finalize the negotiations with the EU Commission of the 2021-2027 cohesion policy programming documents with a view to starting their implementation;
•	reduce reliance on fossil fuels and diversify energy import; and
•
overcome bottlenecks to increase capacity of internal gas transmission, develop electricity interconnections, accelerate the deployment of additional renewable energy capabilities and adopt measures to increase energy efficiency and to promote sustainable mobility.

Revenues and Expenditures
The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. This data is prepared on an accrual basis. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio.
General Government Revenues and Expenditures
	2017	2018	2019	2020	2021
		(in € millions, except percentages)
Expenditures
Compensation of employees	167,221	172,642	172,921	173,484	176,309
Intermediate consumption	98,802	100,544	101,174	103,633	110,438
Market purchases of social benefits in kind	45,121	46,036	45,725	46,148	47,060
Social benefits in cash	341,404	348,474	361,203	399,169	399,192
Subsidies to firms	26,601	27,550	27,903	32,701	35,756
Interest payments	65,458	64,596	60,362	57,317	62,863
Other expenditures	35,414	39,021	39,564	43,387	47,511

	2017	2018	2019	2020	2021
		(in € millions, except percentages)
Total current expenditures	780,021	798,863	808,852	855,839	879,129
Gross fixed investments	38,276	37,766	41,469	42,499	50,709
Investments grants	10,014	13,366	14,276	16,175	20,829
Other capital expenditures	18,510	7,252	6,291	29,957	35,294
Total capital account expenditures	66,800	58,384	62,036	88,581	106,832
Total expenditures	846,821	857,247	870,888	944,420	985,961
as a per cent of GDP	48.8	48.4	48.5	57	55.5
Deficit (surplus) on current expenditures	5.4%	4.8%	3.4%	18.6%	14.6%
Net borrowing	42,010	38,726	27,671	159,022	128,327
as a per cent of GDP	2.4	2.2	1.5	9.6	7.2

Revenues
Direct taxes	250,309	248,639	258,133	250,746	267,140
Indirect taxes	248,508	254,430	257,578	227,060	258,308
Actual social security contributions	221,393	230,414	238,054	225,505	240,511
Imputed social security contributions	4,172	4,038	4,170	4,227	4,514
Income from capital	11,874	13,586	17,601	18,758	17,036
Other revenues	19,059	19,234	18,751	15,794	18,870
Total current revenues	797,915	814,217	838,902	781,176	850,401
Capital taxes	2,325	1,573	1,252	944	1602
Other capital revenues	4,571	2,731	3,063	3,278	5,631
Total capital revenues	6,896	4,304	4,315	4,222	7,233
Total revenues	804,811	818,521	843,217	785,398	857,634
as a per cent of GDP	46.3	46.2	46.9	47.4	48.3
Primary balance	23,448	25,870	32,691	-(101,705)	(65,464)
as a per cent of GDP	1.4	1.5	1.8	-6.1	-3.7
_____________________
Source: Bank of Italy.
General government revenues increased by 9.2 per cent or €72.2 billion in 2021, compared to a 6.9 per cent or €57.8 billion decrease in 2020, mainly due to the support and budgetary expansion measures enacted in response to the Coronavirus pandemic. In 2021, the ratio of tax revenues and social contributions to GDP increased to 45.7 per cent compared to 43.0 in 2020 and 42.8 in 2019, respectively, mainly due to a greater proportional increase of tax revenues and certain social contributions compared to GDP. Social security contributions in 2021 increased by 6.7 per cent, while current tax revenues increased by 10.0 per cent.
Direct taxes increased by 6.5 per cent in 2021, driven by a 4.8 per cent increase in personal income taxes partially offset by a 11.0 per cent decrease in corporate income taxes.  Indirect taxes increased by 13.8 per cent.
General government expenditures increased by 4.4 per cent in 2021, decreasing to 55.5 per cent of GDP in 2021 from 57.0 per cent of GDP in 2020. The increase in general government expenditures was mainly due to a 42.8 per cent increase in capital account expenditures, from €88.6 billion in 2020 to €106.8 billion in 2021, and an increase in interest payments from €57.3 billion in 2021 to €62.9 billion in 2021, while social benefits in cash remained substantially stable at €399.2 billion compared to 2020.

Italy recorded a current account surplus of €43.4 billion in 2021 (2.4 per cent of GDP), mainly due to the recovery in revenue from international tourism being partially offset by the energy deficit caused by marked increases in energy commodity prices, compared to an account surplus of €62.1 billion in 2020 (3.0 per cent of GDP), and an account surplus of €57.4 billion in 2019 (per cent of GDP).
Expenditures
Compensation of employees. Compensation of employees increased by 1.6 per cent in 2021, compared to a 0.3 per cent increase in 2020, mainly due to the easing of the Coronavirus pandemic. In 2021, compensation of employees as a percentage of GDP decreased to 9.9 per cent compared to 10.5 per cent in 2020.
Intermediate consumption. Intermediate consumption, which measures the value of the goods and services consumed as inputs by a process of production, increased by 6.6 per cent in 2021 compared to a 2.4 per cent increase in 2020. This increase was mainly driven by higher expenses of local administrations.
Market purchases of social benefits in kind. Expenditure on social benefits in kind increased by €0.9 billion or 2.0 per cent in 2021, compared to an increase of 0.9 per cent in 2020. In 2021, expenditure on social benefits in kind remained substantially stable at 2.6 per cent of GDP.
Expenditure for public health and education are accounted for under wages and salaries, cost of goods and services and production grants.
Italy has a public health service managed principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Approximately 7.2 per cent of expenditure on social benefits in kind in 2021 related to health care.
Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.
Social benefits in cash. Social benefits in cash include expenditures for pensions, disability and unemployment benefits. Social benefits in cash remained substantially stable in 2021 after having increased by 10.5 per cent in 2020. Expenditure on pensions increased by 2.0 per cent and 2.4 per cent in 2021 and 2020, respectively, while the non-pension component decreased by 4.7 per cent following a 36.3 per cent increase in 2020, mainly driven by a reduction in spending on social safety nets only partially offset by an increase in expenditure for other services
Subsidies to firms. Subsidies to firms, which are current payments by the Government to resident producers that are not required to be reimbursed, increased by 9.3 per cent in 2021 compared to a 17.2 per cent increase in 2020, mainly due to the implementation of the support measures enacted in response to the Coronavirus pandemic.
Interest payments. Interest payments by the Government increased by €5.5 billion or 9.7 per cent in 2021 as compared to the €3.0 billion or 5.0 per cent decrease in 2020. The ratio of interest payments to nominal GDP remained substantially stable at 3.5 per cent both in 2021 and 2020. For additional information on Italy’s public debt, see “Public Debt.”

Other Expenditures. Other expenditures, which increased more than threefold in 2020, continued to increase in 2021 by 17.8 per cent. Again, this increase was mainly due to the measures enacted in response to the Coronavirus pandemic.
Revenues
Taxes. Italy’s tax structure includes taxes imposed at the state and local levels and provides for both direct taxation through income taxes and indirect taxation through a VAT and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.
VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.
Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.
Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.
Italy’s fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, was 43.5 per cent in 2021, compared to 42.8 per cent in 2020. Indirect tax revenues increased by 14.1 per cent in 2021 compared to a 13.3 per cent decrease in 2020, while direct tax revenues increased by 5.2 per cent in 2021, compared to a 0.3 per cent increase in 2020. Further, total tax revenues increased from 29.6 per cent of GDP in 2020 to 28.2 per cent of GDP in 2021.
The following table sets forth the composition of tax revenues for the periods indicated
Composition of Tax Revenues(1)
	2017	2018	2019	2020	2021
	(in million €)

Direct taxes
Personal income tax	183,832	194,467	192,774	190,654	198,025
Corporate income tax	36,906	35,541	35,645	34,410	32,801
Investment Income tax	8,551	8,362	8,130	8,222	10,472
Other	20,163	19,908	19,075	23,214	29,410
Total direct taxes	249,452	258,278	255,624	256,500	270,708

Indirect taxes
VAT	135,292	141,526	141,166	126,696	151,881

	2017	2018	2019	2020	2021
	(in million €)

Other transaction-based taxes	20,107	21,451	21,000	19,442	21,571
Taxes on production of mineral oil	25,738	25,670	25,383	21,354	23,790
Taxes on production of methane gas	4,087	4,102	4,220	3,589	3,704
Tax on electricity consumption	2,568	2,599	2,752	2,683	2,514
Tax on tobacco consumption	10,508	10,515	10,548	10,603	10,763
Taxes on lotto and lotteries	13,254	13,610	14,540	9,393	11,184
Other(2)	4,854	5,158	4,396	3,937	4,775
Total indirect taxes	216,127	224,002	224,005	197,697	230,182
Total taxes	465,579	482,280	479,629	454,197	500,890
_____________________
(1)
The data presented in this “Composition of Tax Revenues” table does not correspond to the general government direct and indirect tax revenues figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax Revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA2010. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this “Composition of Tax Revenues” table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	Taxes classified as “other” are non-recurring, therefore highly variable.
Source: Ministry of Economy and Finance.
In 2021, total taxation revenues (as reported in the “Composition of Tax Revenues” table on a cash basis) increased by 10.3 per cent compared to 2020. This was due to a 16.4 per cent increase in indirect tax revenues, mainly driven by an increase in VAT that in 2021 amounted to €151.9 billion as compared to €126.7 billion in 2020 and, to a lower extent, by a 11.4 per cent increase in taxes on oil. Direct tax revenues increased by 5.5 per cent compared to 2020, mainly driven by a 27.4 per cent increase in investment income tax and by an increase in personal income tax of 3.9 per cent compared to 2020.
Actual social security contributions. Actual social security contributions, which consist of payments made for the benefit of employees, increased by 6.7 per cent in 2021 compared to a 5.3 per cent increase in 2020.
Imputed social security contributions. Imputed social security contributions, which represent the counterpart to unfunded social benefits paid directly to employees and former employees and other eligible persons without involving an insurance company or autonomous pension fund, and without creating a special fund or segregated reserve for the purpose, increased by 6.8 per cent in 2021 compared to a decrease of 1.4 per cent in 2020.
Income from capital. Income from capital decreased by 9.2 per cent in 2021 compared to an increase of 6.6 per cent in 2020.
Other Revenues. Other revenues increased by 19.5 per cent in 2021 compared to a 15.8 per cent decrease in 2020.

Government Enterprises
The following chart summarizes certain basic data regarding the largest companies in which the Government holds an interest, for the periods indicated. The Government continues to participate in the election of the boards of directors, but does not directly participate in the management, of these companies.

Largest Government Companies(1)(2)
Company	Industry Sector	Per cent of Government Ownership as of December 31, 2021	Total Assets	Total Liabilities	Net profit (loss)
			At December 31,		For the year ended December 31,
			2021	2021	2019	2020	2021
		(in € millions, except percentages)
Cassa Depositi e Prestiti S.p.A.(3)	Financial Services	82.77	517,094	517,094	1,784	(369)	2,980
ENEL S.p.A.	Electricity	23.60	206,940	164,598	2,174	2,610	3,189
ENI S.p.A.(4)	Oil and Gas	30.62	137,765	93,246	148	(8,635)	5,821
Ferrovie dello Stato Italiane S.p.A.	Railroads	100.00	3,021	13,122	573	(570)	194
Leonardo S.p.A.(5)	Defense/Aerospace	30.20	28,379	21,924	822	243	587
Monte dei Paschi di Siena S.p.A.	Banking	64.23	137,869	137,869	(1,033)	(1,687)	310
Poste Italiane S.p.A.(6)	Post/Financial Services	64.26	284,728	284,728	1,342	1,206	1,580
ENAV S.p.A.	Aviation	53.28	2,111	2,191	118,269	53,972	78,031
_____________________
(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.
(2)	Including shares indirectly owned by the Government through CDP.
(3)	As of December 31, 2021, the residual 15.93 per cent of CDP was owned by various banking foundations.
(4)	As of December 31, 2021, 26.21 per cent of ENI S.p.A. was owned indirectly through Cassa Depositi e Prestiti S.p.A., with 4.4 per cent owned directly by the Government.
(5)	Finmeccanica S.p.A. has changed its name to Leonardo S.p.A. with effect as of January 1, 2017.
(6)	As of December 31, 2021, 35.00 per cent of Poste Italiane S.p.A. was owned indirectly through Cassa Depositi e Prestiti S.p.A., with 29.26 per cent owned directly by the Government.
Source: Ministry of Economy and Finance.

PUBLIC DEBT
General
Italy’s public debt includes debt incurred by the Government (including Treasury securities and other borrowings), local governments, social security funds and other public agencies.
The Treasury manages the Government debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities. The Stability Law and the Budget Law authorize the incurrence of debt by the Government. For additional information on Italy’s budget and financial planning process and the Stability Law and the Budget Law, see “Public Finance—The Budget Process.”
The aggregate amount of government bonds issued in 2021 was approximately €447.3 billion, compared to an aggregate amount of approximately €550.7 billion in 2020. In both cases such amounts include bonds issued in switch-bond transactions. The aggregate amount of government bonds with maturity in 2021 increased to €389.5 billion from €376.0 billion in 2020.
The following table summarizes Italy’s public debt as of the dates indicated, that is mainly represented by debt incurred by the Treasury.
Total Public Debt(*)
	December 31
	2017	2018	2019	2020	2021
	Millions of Euro
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	106,601	107,453	113,929	121,283	113,491
Medium- and long-term bonds (initially incurred or issued in Italy)	1,755,585	1,810,949	1,846,270	1,975,511	2,075,915
External bonds (initially incurred or issued outside Italy) (2)	35,589	32,399	36,867	45,090	39,197
Total Treasury Issues	1,897,776	1,950,802	1,997,066	2,141,884	2,228,603
Postal savings(3)	74,432	72,307	67,586	65,066	57,490
Treasury accounts(4)	159,012	107,084	159,706	163,863	166,654
Other debt incurred by:
ISPA (bonds and other loans)(5)	10,114	10,127	9,200	9,200	9,167
Central Government entities(6)	101,975	98,474	93,573	110,239	133,587
Other general Government entities(7)	86,529	142,720	82,880	82,505	82,597
Total public debt	2,329,838	2,381,513	2,410,011	2,572,727	2,678,098
as a percentage of GDP	134.2%	134.4%	134.1%	154.9%	150.3%
Liquidity buffer(8)	(29,323)	(35,078)	(32,918)	(42,475)	(47,472)

	December 31
	2017	2018	2019	2020	2021
	Millions of Euro
Total public debt net of liquidity buffer	2,300,515	2,346,435	2,377,093	2,530,282	2,630,626
_____________________
(*)
Figures in this table have not been restated and, therefore, are not comparable to the figures in the table entitled “Selected Public Finance Indicators” in “Public Finance” and to the figures presented in the sections “Italian Economy” and “Public Debt”.

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.
(2)	Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.
(3)
Postal savings are medium and long-term certificates issued by CDP that may be withdrawn by the holder prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed part of the postal savings liabilities of CDP in the amount that is referred to in the table.

(4)	Treasury accounts are short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy.
(5)
The liabilities of Infrastrutture S.p.A., or “ISPA,” in relation to the TAV project (high-speed railroad infrastructure), have been included in the Government debt since 2006, when such liabilities were assumed by the Government following their reclassification.

(6)	The line item includes all internal and external liabilities incurred by other central Government entities.
(7)	The line item includes all internal and external liabilities incurred by local authorities.
(8)
The line item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatization proceeds, as well as liquidity invested in the money market through operations on behalf of the Italian Treasury (“OPTES”). OPTES are overnight or very short-term transactions involving non collateralized deposits, conducted through auctions or bilateral trades undertaken between the Italian Ministry of Economy and Finance and OPTES counterparties.

Source: Ministry of Economy and Finance and Bank of Italy.
In the period from 2017 to 2020, Italy’s debt-to-GDP ratio increased from 127.9 per cent net of euro area financial support (and 131.4 per cent gross of euro area financial support) to 151.4 per cent net of euro area financial support (and 154.9 per cent gross of euro area financial support). This growth trend resulted from Italy’s budget deficit (primarily resulting from the cost of servicing Italy’s debt) and its substantially unchanged nominal GDP from 2017 to 2019, and significant GDP contraction in 2020 for the Coronavirus pandemic.  In 2021, Italy’s debt-to-GDP ratio decreased to 147.1 per cent net of euro area financial support (and 150.3 per cent gross of euro area financial support), mainly due to a general cut back in spending in the public sector relative to 2020. For additional information on the GDP trends, see “The Italian Economy—General.”
The Government’s latest forecasts of the debt-to-GDP ratio are included in the Economic and Financial Document of 2022. The table below shows the Government’s forecasts of the debt-to-GDP ratio for the period 2021-2025. Based on preliminary estimates, Italy’s debt-to-GDP ratio gross of euro area financial support is expected to set at 147.0 per cent in 2022, decreasing from 2021 level, to then continue decreasing to 145.2 per cent in 2023, as a consequence of the expected increase in the GDP level.
Forecasted Debt-to-GDP Ratios
	2021	2022	2023	2024	2025
Public Debt, gross of euro area financial support	150.3	145.7	144.6	142.3	141.2
_____________________
Source: Ministry of Economy and Finance.
Government Guarantees. Government guarantees on liabilities or assets of third parties are contingent liabilities that may become actual government liabilities if specific conditions are met. They include (i) standardised government guarantees, which are guarantees issued in large number, usually for fairly small amounts, among identical lines, and (ii) one-off government guarantees, which are provided on a case-by-case basis, generally for rather significant amounts and under individual contractual arrangements.
The table below shows data on Government standardised and one-off guarantees as a percentage of GDP in the years 2017 to 2021.
Government Guarantees
	2017	2018	2019	2020	2021
	% of GDP
Standardised Government guarantees	1.4	1.7	1.9	7.6	10.0
One-off Government guarantees(1)	2.5	2.6	2.9	5.6	6.0
Total Government guarantees	3.9	4.3	4.8	13.2	16.0
_____________________
(1)	Including back-to-back State guarantees related to SACE guarantees.
Source: Eurostat.
SACE Guarantees. Pursuant to the Cure Italy Decree and the Liquidity Decree, SACE has provided certain guarantees in favor of banks and other national and international financial institutions that have disbursed loans to businesses meeting certain requirements during the Coronavirus pandemic.  SACE was a wholly owned subsidiary of CDP, prior to being reorganized in 2022.  Pursuant to Article 67 of Law Decree No. 104 of August 14, 2020, converted with amendments into Law No. 126 of October 13, 2020, CDP transfered its stake in SACE to MEF in return for the transfer from MEF to CDP of certain government bonds issued as consideration for the transaction and with settlement on March 21, 2022.  After the reorganisation, the MEF holds a stake in SACE equal to 100% of its share capital.  SACE offers a wide range of financial services to the general public. All loans that apply and successfully qualify for a SACE guarantee also benefit from a back‑to‑back State guarantee (up to the full principal amount and accrued interest and charges under the relevant loan). As of June 30, 2022, SACE had received guarantee applications for loans totaling approximately €256.8 billion and had issued guarantees for loans totaling approximately €42.0 billion.
Public Debt Management. Debt management continues to be geared towards lengthening the average residual maturity of public debt. The average maturity of government debt increased from 7.0 years at the end of 2020 to 7.1 years at the end of 2021. The average refixing period, the main index for measuring interest risk, also increased from 6.0 years in 2020 to 6.2 years in 2021.
Public Debt Management for 2021 was regulated by (i) the general management directive of the Ministry of Economy and Finance, and (ii) the Decree of the Ministry of Economy and Finance of December 30, 2021 (so-called Decreto Cornice), setting forth the objectives for the management of public debt as follows:
1.	guarantee that demand is met in line with market prices;
2.	maintain exposure to main risks, especially interest rate and refinancing risks, in line with previous years;
3.	contribute to improving the liquidity of the secondary market; and
4.	improve the efficiency of the management of cash, also through diversification of instruments.
These objectives translated into the following guidelines for 2021:

1.	ensure foreseeability and regularity of domestic issuances;
2.	adapt the volumes offered in order to favorite the secondary market sectors which are more liquid;
3.	use liability management instruments;
4.	diversify the investor basis also through issuances in other currency, in particular in dollars, continuing the offer dedicated to retail investors to broaden their direct participation; and
5.	implement all organizational and market interventions in order to start the issuance of "green" bonds; and
6.	introduce the Short Term BTP’s
At the end of 2021, the debt represented by government bonds was 80.0 per cent of the aggregate public debt of Italy. The table below presents the breakdown of the total government bonds issued in 2019, 2020 and 2021, respectively.
Breakdown of Total Issued Government Bonds
	2019	% on total	2020	% on total	2021	% on total
BOT mini	0	0.0	0	0.0	0	0.0
BOT 3 months	0	0.0	6,500	1.2	0	0.0
BOT 6 months	86,882	21.0	82,192	14.9	75,847	15.9
BOT 12 months	73,957	17.9	93,123	16.9	83,294	17.5
Commercial Paper	0	0.0	0	0.0	654	0.1
Total short-term	160,839	38.8	181,815	33.0	159,795	33.5
CTZ	31,156	7.5	37,949	6.9	5,951	1.3
CCTeu	14,771	3.6	16,444	3.0	24,499	5.1
BTP Short Term	0	0.0	0	0.0	30,379	6.4
BTP 3 years	32,430	7.9	47,817	8.7	41,367	8.7
BTP 5 years	33,686	8.1	48,759	8.9	40,951	8.6
BTP 7 years	29,552	7.1	36,369	6.6	43,379	9.1
BTP 10 years	43,224	10.4	63,353	11.5	58,136	12.2
BTP 15 years	13,600	3.3	18,996	3.5	14,500	3.0
BTP 20 years	8,470	2.0	17,505	3.2	4,500	0.9
BTP 30 years	15,480	3.7	23,835	4.3	7,720	1.6
BTP 50 years	3,000	0.7	0	0.0	5,000	1.1
BTP Green	0	0.0	0	0.0	13,500	2.8
BTP€i 5 years	2,149	0.5	6,038	1.1	3,450	0.7
BTP€i 10 years	7,369	1.8	4,972	0.9	4,836	1.0
BTP€i 15 years	2,334	0.6	600	0.1	0	0.0
BTP€i 30 years	2,018	0.5	841	0.2	6,803	1.4
BTPItalia	6,750	1.6	22,298	4.0	0	0.0
BTP Futura	-	-	11,844	2.2	8,745	1.8
Foreign	7,371	1.8	11,255	2.0	3,784	0.8
Total medium/long-term	253,361	61.2	368,873	67.0	317,500	66.5
Total	414,200	100	550,688	100	477,295	100
_____________________
Source: 2021 Report on Public Debt.

The table below presents the percentage of total outstanding government bonds represented by fixed rate securities, the securities indexed to the inflation rate (BTP€i+BTP Italia) and floating rate securities as of December 31, 2019, 2020 and 2021, respectively.
Breakdown of Total Outstanding Government Bonds (in %)
	December 31,
	2019	2020	2021
Fixed rate securities	76.0	76.7	76.9
Securities indexed to the inflation rate (BTP€i+BTP Italia)	11.7	11.5	11.1
Floating rate securities	12.2	11.9	11.9
Total Outstanding Government Bonds	100	100	100
_____________________
Source: Ministry of Economy and Finance.
In 2021, the weighted average cost at issuance of Government securities decreased to 0.1 per cent from 0.6 per cent in 2020, maintaining financing costs close to a historical minimum low. Such decrease was mainly due to low market rates. Yields on short-term government bonds stood slightly above negative 0.5 continuing to record negative interest rates in 2021, whereas yields on long-term government bonds decreased to 0.4 per cent in 2021 from 1.0 per cent in 2020.
The table below shows the yields on 3-year and 10-year BTPs issued by the Treasury for each quarter of 2020 and 2021 and the first two quarters of 2022.
Quarterly Yields on 3-Year and 10-Year BTPs
	2020				2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
BTP 3-year	0.3	0.7	0.2	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	0.5	2.0
BTP 10-year	1.1	1.6	1.1	0.8	0.6	0.9	0.4	1.0	1.1	2.7
_____________________
Source: Ministry of Economy and Finance.
BTP-Bund Spread. The spread between BTPs and German government bonds, in each case with a maturity of 10 years, increased to approximately 136 bps as of December 31, 2021 from approximately 111 bps as of December 31, 2020, due to a generally worsened perception of credit risk for Italy relative to other countries.
Summary of Internal Debt
Internal debt is debt, payable in Euro, initially incurred or issued in Italy. Italy’s total internal public debt as of December 31, 2021 was €2,587 million, an increase of €111.7 million from December 31, 2020. The following table summarizes the internal public debt as of December 31 of each of the years indicated.

Internal Public Debt
	2017	2018	2019	2020	2021
	(Millions of Euros)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	106,601	107,453	113,929	121,283	113,491
Medium- and Long-Term Bonds
CTZ(2)	40,692	45,591	51,139	54,480	29,260
CCT(3)	132,936	128,876	125,586	126,552	149,643
BTP(4)	1,368,729	1,408,853	1,440,280	1,542,121	1,633,176
BTP Futura(5)				11,844	20,589
BTP€i(6)	146,847	155,175	151,707	163,464	165,794
BTP Italia(7)	66,381	72,454	77,558	77,050	77,453
Total	1,862,186	1,918,402	1,960,200	2,096,794	2,189,406
Postal savings	74,432	72,307	67,586	65,066	57,490
Treasury accounts(8)	159,012	107,084	159,706	163,863	166,654
ISPA loans(9)	500	500	500	500	500
Central Government entities	60,521	56,133	51,470	66,576	90,482
Other general Government entities	85,963	142,198	82,357	82,222	82,325
Total internal public debt	2,242,615	2,296,623	2,321,819	2,475,020	2,586,857
Liquidity buffer(10)	(29,323)	(35,078)	(32,918)	(42,475)	(47,472)
Total internal public debt net of liquidity buffer	2,213,292	2,261,545	2,288,901	2,432,545	2,539,385
_____________________
(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.
(2)	CTZs (Certificati del Tesoro Zero-Coupon) are zero-coupon notes with maturities of twenty-four months.
(3)
CCTs (Certificati di Credito del Tesoro) are floating rate medium-term notes indexed to the six-month BOT rate with maturities of typically seven years and a semiannual coupon. The BOT rate is the interest rate at the BOT auction held at the end of the month prior to the one in which the coupons become payable. CCTs also include CCTEUs, which are indexed to six-month Euribor. As of December 31, 2017, no CCTs remain outstanding.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.
(5)
BTPs Futura are government bonds with semi-annual nominal coupons and maturities from 8 to 16 years, exclusively targeted to retail investors, with proceeds being entirely used to finance the measures adopted by the Government to counter the economic effects of the Coronavirus pandemic.

(6)
BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(7)
BTPItalia (Italian inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the Italian inflation rate, excluding tobacco. These notes were first issued by the Treasury in March 2012.

(8)
Treasury accounts are demand, short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy.

(9)	The item includes the portion of debt incurred by ISPA in Italy, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.
(10)
The item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatizations, as well as liquidity invested on the money market through OPTES. For additional information, see “Monetary System—Monetary Policy”.

Source: Ministry of Economy and Finance and Bank of Italy.
In 2020 and 2021, the ratio of short-term bonds to total securities issued by the Treasury was approximately 5.6 per cent and approximately 5.1 per cent, respectively.
The following table divides the internal public debt into floating debt and funded debt as of December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Summary of Floating and Funded Internal Debt
	December 31,
	2017	2018	2019	2020	2021
	(Millions of euro)
Floating internal debt(1)	191,764	140,939	193,606	198,023	196,851
Funded internal debt	2,050,850	2,155,684	2,128,213	2,276,997	2,390,006
Total internal public debt	2,242,615	2,296,623	2,321,819	2,475,020	2,586,857
_____________________
(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.
Source: Ministry of Economy and Finance.
Summary of External Debt
External debt is debt initially incurred or issued in a currency other than Euro or outside Italy. Total external public debt as of December 31, 2021 was €91,241 million. Historically, Italy has not relied heavily on external debt. The following table summarizes the external public debt as of December 31 of each of the years indicated.
Summary of External Debt
	December 31,
	2017	2018	2019	2020	2021
	(Millions of euros)
External Treasury Bonds(1)	35,589	32,399	36,867	45,090	39,197
ISPA (bonds and loans)(2)	9,614	9,627	8,700	8,700	8,667
Central Government entities	41,454	42,341	42,103	43,663	43,105
Other general Government entities	566	522	522	283	272
Total external public debt	87,223	84,890	88,192	97,737	91,241
_____________________
(1)
Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(2)	The item includes the full amount of ISPA bonds and a portion of loans incurred by ISPA in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.
Source: Ministry of Economy and Finance.

The following table sets forth a breakdown of the external public debt of Italy, by currency, as of December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of state sector entities and other general Government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.
	December 31
	2017	2018	2019	2020	2021
	(in millions)
Euro(1)	26,815	24,456	22,917	28,868	18,879
British Pounds	1,750	1,750	1,750	1,750	1,750
Swiss Francs	1,000	0	0	0	0
U.S. Dollars	5,500	5,500	12,500	15,500	20,000
Japanese Yen	110,000	60,000	25,000	25,000	25,000
Norwegian Kroner	0	0	0	0	0
Czech Koruna	4,980	4,980	0	0	0
_____________________
(1)	The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.
Source: Ministry of Economy and Finance.
Italy accesses the international capital markets through (i) a global bond program registered under the United States Securities Act of 1933 on Schedule B (the “Global Bond Programme”), (ii) a US$80 billion medium-term note program established in 1998 and last updated in December 2014, and (iii) a US$15 billion commercial paper program established in 1999 and last updated in July 2020. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003, including the Global Bond Programme. Italy has included the EU Collective Action Clauses, including Cross Series Modification Clauses, in the documentation of all bonds it has issued after January 1, 2013. For additional information regarding Italy’s implementation of Collective Action Clauses, see “The Italian Economy—Key measures related to the Italian Economy—Financial Assistance to EU Member States—Collective Action Clauses.”
Excessive Deficit Procedure. In accordance with the Treaty on the Functioning of the EU (“TFEU”), the EU Commission monitors compliance with budgetary discipline of each Member State, on the basis of two criteria: (1) whether the ratio of the planned or actual government deficit to GDP exceeds the reference value of 3.0 per cent; and (2) whether the ratio of government debt to GDP exceeds the reference value of 60.0 per cent, unless the ratio is diminishing and approaching the reference value at a satisfactory pace. Further, the EU Commission takes into account whether the government deficit exceeds government investment expenditure and all other relevant factors, including the medium-term economic and budgetary position of the Member State. For additional information on the budget process, see “Public Finance – The Budget Process.”
Between May 2018 and June 2019, the EU Commission issued three different reports to Italy under Article 126(3) of TFEU, at first requesting documents to attest Italy’s compliance with budgetary discipline and then to state that Italy’s public debt-to-GDP ratio, which stood at 132.2 per cent in 2018, was well above the 60.0 per cent of GDP reference value set for in the TFEU, and that Italy did not comply with the debt reduction benchmark in 2018.
Italy responded to these reports providing the required documentation and confirming its intention to comply with the applicable budgetary rules, to then adopt, in July 2019, certain fiscal correction measures for 2019 in an aggregate amount of €7.6 billion or 0.4 per cent of GDP in nominal terms and €8.2 billion or 0.5 per cent of GDP in structural terms. This intervention allowed for a lower deficit of 2.0 per cent of GDP for 2019, in line with the EU Commission’s recommendations. Among others, key measures included a freeze on certain funds (€1.5 billion) which, under the 2019 Budget, were originally allocated to the basic universal income (Reddito di Cittadinanza), and the new early retirement scheme (Quota Cento) (see “The Italian Economy – Key Measures related to the Italian Economy – Measures adopted in 2019”). Such fiscal correction measures were described in a letter by the Government to the EU Commission dated July 2, 2019.
On July 3, 2019, the EU Commission formally informed the EU Council that the fiscal correction measures for 2019 adopted by Italy on July 1, 2019 were material enough for the EU Commission not to recommend to the EU Council the opening of an excessive deficit procedure against Italy.
In March 2020, the EU Commission activated the general escape clause under the EU fiscal framework, allowing for a coordinated and orderly temporary deviation from the normal requirements for all Member States in a situation of generalised crisis caused by a severe economic downturn of the euro area or the EU as a whole. The general escape clause, however, does not suspend the excessive deficit procedure under the TFEU.
On May 20, 2020, the EU Commission issued a report to Italy under Article 126(3) of TFEU. In this report, the EU Commission stated that Italy’s planned deficit for 2020, which stood at 10.4 per cent of GDP, provided evidence of the existence of an excessive deficit. However, the Economic and Financial Committee issued an opinion in June 2020 concluding that, after taking into account Italy’s data from 2019, among other things, there was not enough evidence to recommend an excessive deficit procedure against Italy.
On June 2, 2021, the EU Commission issued an omnibus report to 26 Member States, including Italy, under Article 126(3) of TFEU. In this report, the EU Commission stated that Italy's 2020 general government deficit exceeded the 3.0 per cent GDP reference value and that the 2021 spring forecasts indicated that the government deficit would remain above this value. The EU Commission also stated that at the end of 2020, the general government gross debt exceeded the 60.0 per cent of GDP reference value set by the EU. In June 2021, the Economic and Financial Committee issued an opinion concluding that  an excessive deficit procedure against several Member States, including Italy, should not be taken given the high degree of uncertainty, caused by the ongoing Coronavirus pandemic, the Member States’ fiscal response to it, and after giving consideration to the EU Council’s recommendations of July 20, 2020.
On May 23, 2022, the EU Commission issued an omnibus report to 18 Member States, including Italy, under Article 126(3) of TFEU. In this report, the EU Commission confirmed its findings contained in the omnibus report of June 2, 2021 and stated that Italy’s 2021 general government deficit exceeded the 3.0 per cent GDP reference value and that the 2022 spring forecasts indicated that the government deficit would remain above this value. The EU Commission also stated that, at the end of 2021, the general government gross debt exceeded 60.0 per cent of GDP reference value set by the EU. The EU Commission concluded that compliance with the debt reduction benchmark was not warranted under the current exceptional economic conditions and, therefore, resolved not to open new excessive deficit procedures against Italy.
Debt Record

Since its founding in 1946, Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
Floating Internal Debt (1) as of December 31, 2021
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	30,197
Treasury accounts	floating	none	166,654
Total floating internal debt of the Treasury			196,851

Liquidity buffer	Floating	none	(47,472)
Total floating internal debt net of liquidity buffer			149,379
_____________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance and Bank of Italy.
Funded Internal Debt (1) as of December 31, 2021
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	83,294
CTZ	various	various	29,260
CCT	various	various	149,643
BTP (2)	various	various	1,633,176
BTP Futura	various	various	20,589
BTP€I	various	various	165,794
BTP Italia	various	various	77,453
Other funded internal debt	various	various	230,797
Total funded internal debt of the Treasury			2,390,006
_____________________
(1)
Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.  This table does not include the loans under the SURE Facility. For further information on the SURE Facility see “Republic of Italy – EU measures enacted in response to the Coronavirus pandemic”.

(2)	Line item ‘BTP’ includes ‘BTP Green’ and ‘BTP Short Term’
Source: Ministry of Economy and Finance and Bank of Italy.
External Bonds of the Treasury as of December 31, 2021
The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2021
Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€3,090,234,858
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,765,848,490
$2,500,000,000	2.38%	99.72	October 17, 2019	October 17, 2024	$2,500,000,000	€2,207,310,613
$2,000,000,000	2.88%	99.09	October 17, 2019	October 17, 2029	$2,000,000,000	€1,765,848,490
$2,500,000,000	4.00%	99.62	October 17, 2019	October 17, 2049	$2,500,000,000	€2,207,310,613

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
$3,000,000,000	1.25%	99.09	November 24, 2020	February 17, 2026	$3,000,000,000	€2,648,772,735
$2,000,000,000	0.88%	99.67	6-May-21	6-May-24	$2,000,000,000	€1,765,848,490
$1,500,000,000	4.00%	98.9	6-May-21	6-May-51	$1,500,000,000	€1,324,386,368
$1,000,000,000	3.88%	98.91	6-May-21	6-May-51	$1,000,000,000	€882,924,245

					$20,000,000,000	€17,658,484,902

Euro (2)

€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 19, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,224,710,000	€1,224,710,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€311,245,000	€311,245,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€611,350,000	€611,350,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€581,165,000	€581,165,000
€2,259,500,000	6.07%	100.00	July 1, 2011	December 31, 2027	€698,065,756	€698,065,756
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€260,123,100	€260,123,100
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€6,093,823	€6,093,823
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€272,720,000	€272,720,000
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,091,320,000	€1,091,320,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€326,796,000	€326,796,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48%Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€700,337,760	€700,337,760
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000
€801,000,000	0.91% Inflation Indexed	100.00	December 2, 2019	September 1, 2039	€829,976,000	€829,976,000
€1,400,000,000	5.35%	100.00	January 27, 2020	January 27, 2048	€1,400,000,000	€1,400,000,000
€725,000,000	Floating	100.00	December 2, 2020	December 2, 2040	€725,000,000	€725,000,000

					€18,878,902,439	€18,878,902,439
Euro Ispa Bonds(3)

€3,250,000,000	5.12%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€7,700,000,000	€7,700,000,000
Pound Sterling(4)(*)

£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€1,785,119,246

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€297,519,874
					£1,750,000,000	€2,082,639,120
Japanese Yen(5)(*)

¥25,000,000,000	0.88%	100	March 29, 2019	March 29, 2023	¥25,000,000,000	€191,747,200
					¥25,000,000,000	€191,747,200
TOTAL OUTSTANDING						€46,511,773,661
_____________________
(1)	U.S. dollar amounts have been converted into euro at $1.1326/€1.00, the exchange rate prevailing at December 31, 2021.
(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Pounds Sterling amounts have been converted into euro at £0.84028/€1.00, the exchange rate prevailing at December 31, 2021.
(5)	Japanese Yen amounts have been converted into euro at ¥130.3800/€1.00, the exchange rate prevailing at December 31, 2021.
(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.
Source: Ministry of Economy and Finance.
	As of December 31, 2021
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	37.96	4.24
Euro(1)	57.15	95.13
Pounds Sterling	4.48	0.63
Japanese Yen	0.41	-
Total External Bonds (in millions of Euro)	46,511.77	46,869.69
_____________________
(1)	Including Euro ISPA Bonds.
Source: Ministry of Economy and Finance.

As of December 31, 2021, the holdings of General Government debt were as follows: the Bank of Italy held €676,721 million, other Monetary Financial Institutions held €657,755 million, other resident financial institutions held €349,658 million, other residents held €212,023 million, and other non-residents held €781,754 million.
Other Debt as of December 31, 2021
The following table sets out the aggregate principal amount disbursed to Italy under NGEU, including the SURE Facility, as of December 31, 2021. For further information, see “The Italian Economy – Financial Assistance to EU Member States”.
Original Currency Nominal Amount	Interest Rate	Issue Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
5,500,000,000	0.00%	102,396	October 27, 2020	October 4, 2030	€5,500,000,000	€5,500,000,000
4,500,000,000	0.10%	99,390	October 27, 2020	October 4, 2040	€4,500,000,000	€4,500,000,000
3,100,000,000	0.00%	102,566	November 17, 2020	November 4, 2025	€3,100,000,000	€3,100,000,000
3,400,000,000	0.30%	99,520	November 17, 2020	November 4, 2050	€3,400,000,000	€3,400,000,000
4,450,000,000	0.00%	103,719	February 2, 2021	June 2, 2028	€4,450,000,000	€4,450,000,000
3,857,000,000	0.20%	99,582	March 16, 2021	June 4, 2036	€3,867,000,000	€3,867,000,000
670,000,000	000%	102,440	March 30, 2021	March 4, 2026	€670,000,000	€670,000,000
1,200,000,000	0.45%	99,386	March 30, 2021	May 2, 2046	€1,200,000,000	€1,200,000,000
751,000,000	0.75%	99,838	May 25, 2021	January 4, 2047	€751,000,000	€751,000,000
15,938,235,352	0.14%	100,000	August 13, 2021	August 13, 2051	€15,938,235,352	€15,938,235,352
TOTAL OUTSTANDING					€ 43,376,235,352	€ 43,376,235,352

Floating Internal Debt (1) as of September 30, 2022
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	28,859
Treasury accounts	floating	none	170,768
Total floating internal debt of the Treasury			199,627

Liquidity buffer (2)	floating	none	(48,052)
Total floating internal debt net of liquidity buffer			151,575
_____________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance and Bank of Italy.
Funded Internal Debt(1) as of September 30, 2022
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	80,746
CTZ	various	various	0
CCT	various	various	149,002
BTP (2)	various	various	1,679,667
BTP Futura	various	various	20,589
BTP€I	various	various	179,849
BTP Italia	various	various	85,851
Other funded internal debt (3)	various	various	285,803
Total funded internal debt of the Treasury			2,481,507
_____________________
(1)
Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.  This table does not include the loans under the SURE Facility. For further information on the SURE Facility see “Republic of Italy – EU measures enacted in response to the Coronavirus pandemic” and the table below "Other Debt as of September 30, 2022".

(2)	Line item ‘BTP’ includes ‘BTP Green’ and ‘BTP Short Term’
(3)	Data as of September 30, 2022
Source: Ministry of Economy and Finance and Bank of Italy.
External Bonds of the Treasury as of September 30, 2022
The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2022.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€3,590,480,098
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€2,051,702,913
$2,500,000,000	2.38%	99.72	October 17, 2019	October 17, 2024	$2,500,000,000	€2,564,628,642
$2,000,000,000	2.88%	99.09	October 17, 2019	October 17, 2029	$2,000,000,000	€2,051,702,913
$2,500,000,000	4.00%	99.62	October 17, 2019	October 17, 2049	$2,500,000,000	€2,564,628,642
$3,000,000,000	1.25%	99.64	November 18, 2020	February 17, 2026	$3,000,000,000	€3,077,554,370
$2,000,000,000	0.88%	99.67	May 6, 2021	May 6, 2024	$2,000,000,000	€2,051,702,913
$1,500,000,000	4.00%	98.90	May 6, 2021	May 6, 2051	$1,500,000,000	€1,538,777,185
$1,000,000,000	3.88%	98.91	May 6, 2021	May 6, 2051	$1,000,000,000	€1,025,851,457
					$20,00,000,000	€20,517,029,134

Euro (2)

€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 19, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,334,560,000	€1,334,560,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€333,715,000	€333,715,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€655,480,000	€655,480,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€2,259,500,000	6.07%	100.00	July 1, 2011	December 31, 2027	€698,065,756	€698,065,756
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€278,900,300	€278,900,300
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€3,354,340	€3,354,340
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€292,407,500	€292,407,500
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,170,100,000	€1,170,100,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€350,385,000	€350,385,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€750,893,400	€750,893,400
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000
€801,000,000	0.91% Inflation Indexed	100.00	December 2, 2019	September 1, 2039	€889,896,000	€889,896,000
€1,400,000,000	5.35%	100.00	January 27, 2020	January 27, 2048	€1,400,000,000	€1,400,000,000
€725,000,000	Floating	100.00	December 2, 2020	December 2, 2040	€725,000,000	€725,000,000

					€18,702,757,296	€18,702,757,296
Euro Ispa Bonds(3)

€3,250,000,000	5.12%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

					€7,700,000,000	€7,700,000,000
Pound Sterling(4)(*)

£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€1,698,754,247
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€283,125,708
					£1,750,000,000	€1,981,879,955
Japanese Yen(5)(*)

¥25,000,000,000	0.88%	100	March 29, 2019	March 29, 2023	¥25,000,000,000	€177,292,391
					¥25,000,000,000	€177,292,391
TOTAL OUTSTANDING						€49,078,958,775
_____________________
(1)	U.S. dollar amounts have been converted into euro at $0.9748/€1.00, the exchange rate prevailing at September 30, 2022.
(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Pounds Sterling amounts have been converted into euro at £ 0.88300/€1.00, the exchange rate prevailing at September 30, 2022.
(5)	Japanese Yen amounts have been converted into euro at ¥141.01/€1.00, the exchange rate prevailing at September 30, 2022.
(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.
Source: Ministry of Economy and Finance.

	As of September 30, 2022
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	41.81	4.90
Euro(1)	53.79	94.50
Pounds Sterling	4.04	0.60
Japanese Yen	0.36	-
Total External Bonds (in millions of Euro)	49,078.96	47,096.86
_____________________
(1)	Including Euro ISPA Bonds.
Source: Ministry of Economy and Finance.

Other Debt as of September 30, 2022

The following table sets out the aggregate principal amount disbursed to Italy under NGEU, including the SURE Facility, as of September 30, 2022. For further information, see “The Italian Economy – Financial Assistance to EU Member States”.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€5,500,000,000	0.00%	102,396	October 27, 2020	October 4, 2030	€5,500,000,000	€5,500,000,000
€4,500,000,000	0.10%	99,390	October 27, 2020	October 4, 2040	€4,500,000,000	€4,500,000,000
€3,100,000,000	0.00%	102,566	November 17, 2020	November 4, 2025	€3,100,000,000	€3,100,000,000
€3,400,000,000	0.30%	99,520	November 17, 2020	November 4, 2050	€3,400,000,000	€3,400,000,000
€4,450,000,000	0.00%	103,719	February 2, 2021	June 2, 2028	€4,450,000,000	€4,450,000,000
€3,867,000,000	0.20%	99,582	March 16, 2021	June 4, 2036	€3,867,000,000	€3,867,000,000
€670,000,000	000%	102,440	March 30, 2021	March 4, 2026	€670,000,000	€670,000,000
€1,200,000,000	0.45%	99,386	March 30, 2021	May 2, 2046	€1,200,000,000	€1,200,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€751,000,000	0.75%	99,838	May 25, 2021	January 4, 2047	€751,000,000	€751,000,000
€15,938,235,352	0.14%	100,000	August 13, 2021	August 13, 2051	€15,938,235,352	€15,938,235,352
€11,000,000,000	0.76%*	100,000	April 13, 2022	April 13, 2052	€11,000,000,000	€11,000,000,000
*Estimation

TOTAL OUTSTANDING						€54,376,235,352

_____________________
Source: Ministry of Economy and Finance.